TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED
2004 MAY -4 P 12: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 April 2004

04024797

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

RECEIVED
2004 MAY -4 P 12: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

BIDDER'S STATEMENT AND ACCEPTANCE FORMS

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of:

1. the bidder's statement; and

2. the four acceptance forms,

in relation to TABCORP Investments No.4 Pty Ltd's off-market bid for all of the ordinary shares in Tab Limited. The attached documents are in the form in which they are being sent to Tab shareholders. Despatch of the documents to Tab shareholders has commenced today.

The attached have also been sent to Tab Limited today.

Peter Caillard

Peter Caillard
Company Secretary


tab sportsbet
tab footytip
TAB
Star City
CONRAD
JUPITERS

TABCORP

ACCEPT

Offer to acquire all of your shares in Tab Limited

If you have any questions in relation to the Offer, please call the TABCORP Offer information line
Within Australia: 1800 010 202

This is an important document and requires your immediate attention
If you are in doubt as to how to act, you should consult your financial or legal adviser immediately

HOW DO I ACCEPT THE OFFER?

You may only accept the Offer for all of your Tab Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Tab Shares (Securityholder Reference Number beginning with 'I')

To accept the Offer, complete the enclosed blue Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Tab Shares (Holder Identification Number beginning with 'X')

To accept the Offer, either contact your Controlling Participant and instruct them to accept the Offer on your behalf, or complete the enclosed pink Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

TABCORP OFFER INFORMATION LINE

If you have any questions in relation to the Offer, please call the TABCORP Offer information line on the following numbers:
Within Australia:
1800 010 202 (toll-free)
Outside Australia:
+61 2 9240 7442
Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT DATES

Bidder's Statement lodged with ASIC
2 April 2004

Date of the Offer
21 April 2004

Offer scheduled to close (unless extended)
7.00 pm (Sydney time) on 25 May 2004

Note: The closing date for the Offer may change as permitted by the Corporations Act.

SHARE SALE FACILITY

You have the option of selling, without paying brokerage, the TABCORP Shares to which you are entitled as a result of accepting the Offer (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility if your registered address is in Australia and you do not hold your Tab Shares on behalf of any person resident or located in the United States of America.

If you want to take advantage of this facility and are eligible to do so, mark the relevant box on the enclosed Acceptance Form, instruct your Controlling Participant to make an election for you, or call the Registrar on 1300 665 661 to receive the relevant forms. TABCORP will pay the brokerage costs

IMPORTANT INFORMATION

BIDDER'S STATEMENT

This Bidder's Statement is given by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709), to Tab Limited (ABN 17 081 765 308) under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 2 April 2004 and includes an Offer dated 21 April 2004 in section 10.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with ASIC on 2 April 2004. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

NOTICES IN RELATION TO JURISDICTIONS OTHER THAN AUSTRALIA (INCLUDING THE UNITED STATES OF AMERICA)

As a result of section 10.6(g), this Bidder's Statement does not constitute an offer to sell, nor the solicitation of an offer to buy, any TABCORP Shares in any jurisdiction other than Australia, the United States of America or New Zealand, unless Bidder determines to the contrary.

Investors resident in places other than Australia should note that the Offer is being proposed and will be conducted in accordance with the laws in force in Australia and with the ASX Listing Rules. The disclosure requirements in relation to the Offer applicable in Australia will differ from those applying in other jurisdictions (including the United States). The financial statements included in this Bidder's Statement have been prepared in accordance with generally accepted accounting principles in Australia that will differ from those in other jurisdictions (including the United States). Because substantially all of the directors and assets of TABCORP and Bidder are located in Australia, investors resident in places other than Australia may have difficulties in enforcing their rights and any claims they may have arising under the laws of the jurisdiction in which they are resident (including, for United States investors, the United States federal securities laws) against TABCORP or Bidder and their respective officers and directors. It may be difficult to compel TABCORP, Bidder and their respective affiliates to subject themselves to a judgment of a court outside Australia.

The TABCORP Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (the ***Securities Act***) or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold to persons resident in or located in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Persons in the United States should be able to participate in the Offer (although not the Share Sale Facility) since TABCORP intends to rely on the exemption from registration afforded by Rule 802 under the Securities Act.

This Bidder's Statement has been furnished to the United States Securities and Exchange Commission but has not been reviewed by it. This Bidder's Statement has not been filed with or reviewed by any other state securities commission or United States regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.

In making the Offer (but not the Share Sale Facility) available to persons in New Zealand, Bidder is relying on an exemption contained in the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002 in relation to prospectus and investment statement requirements in New Zealand.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Bidder's Statement contains certain forward looking statements which have not been based solely on historical facts, but are rather based on Bidder's and TABCORP's current expectations about future events and results. These forward looking statements are, however, subject to risks, uncertainties and assumptions which could cause actual events or results to differ materially from the expectations described in such forward looking statements. These factors include, amongst other things, the risks identified in section 8, as well as other matters not yet known to Bidder or TABCORP or not currently considered material by Bidder or TABCORP.

INVESTMENT DECISIONS

This Bidder's Statement *does not take into account your individual investment objectives, financial* situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

IMPLIED VALUE

As you are being offered TABCORP Shares as part of the consideration for your Tab Shares, the implied value to you of the Offer may vary with the market price of TABCORP Shares. In addition, all references to the implied value of TABCORP's Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to section 8.6(b).

DEFINED TERMS AND INTERPRETATION

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

2 April 2004

Dear Tab Shareholder,

On 23 February 2004, TABCORP announced an Offer to acquire all of your Tab Shares.

The Offer is $2.00 cash plus between 0.20 and 0.22 TABCORP Shares for each Tab Share. The actual number of TABCORP Shares which you will receive if you accept the Offer (and it becomes unconditional) will depend on TABCORP's share price over a specified pricing period of 10 Trading Days.

The Offer provides significant benefits for Tab Shareholders.

- **You will receive a significant premium for your Tab Shares**

  The implied value for each of your Tab Shares under the Offer is $4.50, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. (As at 1 April 2004 (being the last trading day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.) This implied value represents:

  - a 33.9% premium to the Tab Share price on 15 October 2003, the day prior to Tab's announcement of merger discussions with UNiTAB; and
  - a 28.2% premium to the Tab Share price on 4 November 2003, the day prior to the announcement of TABCORP's initial merger proposal in relation to Tab.

- **You have the opportunity to become a shareholder in TABCORP, which is the parent of Australia's premier diversified gambling and entertainment group**

  If you accept the Offer and it becomes unconditional, you will benefit from:

  - a shareholding in TABCORP, with annual revenues in excess of $3.4 billion and (assuming all of the Tab Shares are acquired under the Offer) a market capitalisation of approximately $6 billion;
  - the potential for enhanced earnings and dividends as a TABCORP shareholder; and
  - reduced risk due to greater business and geographic diversification.

In addition, TABCORP has signed a legally binding agreement with NSW Racing which sets out the key principles of the relationship between NSW Racing, TABCORP and Tab in the event that TABCORP acquires Tab. TABCORP's agreement provides the basis for it to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements must be complied with by any successful bidder for Tab.

I urge you to accept the Offer as soon as possible. To accept the Offer, you should follow the instructions on the enclosed Acceptance Form.

If you have any questions in relation to the Offer, please contact the TABCORP Offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

5 Bowen Crescent
Melbourne Australia 3004



TABCORP's Offer is Superior to UNiTAB's offer

		TABCORP's Offer	UNiTAB's offer
1	Implied value per Tab Share	$4.50	$4.42
2	Premium to Tab Share price	33.9%	31.5%
3	Amount of cash per Tab Share	$2.00	$1.36
4	Certainty of value	More	Less
5	Agreement with NSW Racing and recognition from the New South Wales government	Yes	No
6	Pro-forma uplift in earnings per share	+55%	+25%
7	Pro-forma uplift in dividends per share	+54%	?
8	Credit rating	Investment grade BBB+	Unrated
9	Share sale facility	Yes	No

Notes:

1 The implied value of TABCORP's Offer is $4.50 per Tab Share as long as the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). The implied value of UNiTAB's offer will vary if the UNiTAB share price changes. The implied value of UNiTAB's offer set out above is based on the volume weighted average share price of UNiTAB shares of $6.50 on ASX between (and including) 10 December 2004 (being the date UNiTAB made its profit upgrade announcement) and 18 December 2003 (*being the last Trading Day before UNiTAB announced* the UNiTAB offer) as disclosed in UNiTAB's bidder's statement. In relation to the impact of any acquisition by UNiTAB of Tab on the UNiTAB share price, see page 6 of this Bidder's Statement under the heading 'TABCORP's *offer provides greater certainty of value to Tab Shareholders*'.

2 This is based on the implied value referred to in note 1 and on a Tab Share price of $3.36 (being the closing price on ASX on 15 October 2003, which was the day prior to the announcement of the proposed merger between Tab and UNiTAB).

3 The cash component of UNiTAB's offer is $1.36 per Tab Share after taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004.

4 The implied value of TABCORP's Offer is $4.50 per Tab Share assuming a TABCORP Share price of between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). If the TABCORP Share price is outside this range the implied value of TABCORP's Offer will vary. The implied value of UNiTAB's offer will vary if the UNiTAB share price changes.

5 As discussed in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company must be nominated as the 'Nominated Company' *before acquiring control of Tab and that the* Nominated Company (or its parent company) must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab. The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying this latter requirement. At the date of this Bidder's Statement, UNiTAB has not It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the 'Nominated Company'. The New South Wales government has indicated that it is possible for it to nominate a bidder for Tab as the 'Nominated Company' in the absence of the bidder having in place an arrangement with NSW Racing, but it would only do so in limited circumstances. At the date of this Bidder's Statement neither Bidder nor TABCORP is aware of any indication that those limited circumstances will apply.

6 The illustrative pro-forma uplift in earnings per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) is based on the *pro-forma information presented in section 5 of this Bidder's Statement* (see sections 5.3 to 5.5 and 8 for the relevant assumptions, qualifications and risks). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the *TABCORP Offer). The pro-forma uplift in earnings per share for Tab* Shareholders who accept UNiTAB's offer and reinvest all proceeds into UNiTAB shares at $6.50 per UNiTAB share is as disclosed in UNiTAB's bidder's statement dated 22 January 2004.

7 The illustrative pro-forma uplift in dividends per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) assumes that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004) and that all Tab Shares are acquired under the Offer (see also the assumptions referred to in relation to Figure 4 in the section headed 'Nine Good Reasons Why You Should Accept TABCORP's Offer'). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the TABCORP Offer). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under UNiTAB's offer.

8 Standard & Poor's has confirmed that TABCORP will retain its current BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.

9 Eligible Tab Shareholders can sell the TABCORP Shares to which they are


Nine Good Reasons Why You
Should Accept TABCORP's Offer

TABCORP's Offer implies a value of $4.50 for each Tab Share*

1. You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

2. TABCORP's Offer provides you with greater certainty of value than UNiTAB's offer

3. TABCORP's Offer provides greater deliverability than UNiTAB's offer

4. TABCORP's Offer represents a very attractive multiple of Tab's earnings

5. Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

7. Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

8. There is potential for capital gains tax rollover relief on the share component of the Offer

9. You will not incur any brokerage costs. In addition, if you are an Eligible Tab Shareholder you can sell the TABCORP Shares to which you are entitled (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility without incurring brokerage costs

See the detailed description of these items on the following pages.

* Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP


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Nine Good Reasons Why You Should Accept TABCORP's Offer

1 You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

You are being offered consideration of **$2.00 cash** plus **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The cash consideration that you are being offered is not affected by the payment of Tab's fully franked 2004 interim dividend of 9 cents per Tab Share, which was paid on 23 February 2004.

The implied value of TABCORP's Offer is $4.50 per Tab Share, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.

The actual number of TABCORP Shares which will be issued to you if you accept the Offer (and it becomes unconditional) will depend on TABCORP's volume weighted average share price (the TABCORP VWAP) over a pricing period of 10 Trading Days immediately after the date on which the Offer becomes, or is declared, free of the conditions set out in section 10.7. The number of TABCORP Shares per Tab Share will be calculated as $2.50 divided by the TABCORP VWAP, subject to a minimum of 0.20 TABCORP Shares (if the TABCORP VWAP is $12.50 or more), and a maximum of 0.22 TABCORP Shares (if the TABCORP VWAP is $11.36 or less), per Tab Share (subject to the effects of rounding).

The implied value of the Offer under a range of TABCORP VWAPs is shown in Figure 1.

Figure 1: Implied value of the Offer per Tab Share[1]

TABCORP VWAP		TABCORP Shares		Cash		Implied value of the Offer[2]
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60

Notes

1 If under the Offer you are entitled to a fraction of a TABCORP Share in respect of your parcel of Tab Shares, your entitlement to TABCORP Shares will be rounded in accordance with section 10.1(c).

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional).

An implied value of $4.50 represents a significant premium to the Tab Share price since Tab was listed on ASX in 1998 until the announcement of TABCORP's initial merger proposal for Tab on 5 November 2003 (as shown in Figure 2).

Figure 2: Tab's historical share price between listing and the announcement of TABCORP's initial merger proposal



Implied value of TABCORP Offer[1] = $4.50
Offer premium to close on 4 Nov 2003 = 28.2%
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Tab closing share price on ASX

The implied value of the Offer of $4.50 per Tab Share also represents a premium to UNiTAB's offer announced on 19 December 2003 of 0.47 UNiTAB shares and $1.36 cash (taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004) for each Tab Share.

Note

1 Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

2 TABCORP's Offer provides greater certainty of value to Tab Shareholders

TABCORP's Offer also provides greater certainty of value to Tab Shareholders than UNiTAB's offer for the following reasons.

- The cash component of TABCORP's Offer is $2.00 per Tab Share, which is 64 cents per Tab Share more than the cash component of UNiTAB's offer of $1.36 per share (adjusted for the payment of Tab's 2004 interim dividend of 9 cents per Tab Share on 23 February 2004).
- TABCORP's Offer structure provides greater downside protection. The implied value of TABCORP's Offer remains at $4.50 per Tab Share while the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). Based on TABCORP's closing price of $12.29 on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the implied value of TABCORP's Offer will remain at $4.50 per Tab Share even if the TABCORP Share price falls by as much as 93 cents. However, the implied value of UNiTAB's offer is more uncertain as it will vary if the UNiTAB share price changes.
- If all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under TABCORP's Offer, TABCORP will be required to issue up to a maximum of 99,611,020 TABCORP Shares to Tab Shareholders. This represents approximately 24% of TABCORP's existing capital base. However, if all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under UNiTAB's offer, UNiTAB will be required to issue approximately 212,805,360 UNiTAB shares to Tab Shareholders. This represents approximately 160% of UNiTAB's existing capital base and therefore implies less certainty in relation to the value of UNiTAB shares if UNiTAB is successful in the acquisition of 100% of Tab Shares.
- In UNiTAB's bidder's statement the combined UNiTAB/Tab pro-forma market capitalisation is based on a UNiTAB share price of $6.50 following any acquisition of Tab. The use of a pre-transaction UNiTAB share price to imply a post-transaction market capitalisation of a combined UNiTAB/Tab may be inappropriate. For example, this approach may fail to take into account the future earnings of a combined UNiTAB/Tab or an estimate of the multiple of earnings on which a combined UNiTAB/Tab will trade post-transaction. In this regard there are several key issues to consider.
  - TABCORP has disclosed the pro-forma impact of the acquisition of Tab on the statement of financial performance for the year ending 30 June 2004 of the TABCORP Group (see section 5.5). In contrast, UNiTAB has only disclosed the pro-forma impact of the acquisition of Tab on the basis of historical accounts (for the year ended

the fact that a UNiTAB acquisition of Tab represents an acquisition of greater relative scale when compared to an acquisition of Tab by TABCORP.

- UNiTAB shares have historically traded at a higher multiple of earnings than Tab Shares. Given Tab's earnings contribution (before interest, tax, depreciation and amortisation) to a combined UNiTAB/Tab would be in excess of 70%,[1] it is possible that the earnings multiple for the combined UNiTAB/Tab will be lower than UNiTAB's current trading multiple (being the multiple which supports a UNiTAB share price of $6.50 per share). A lower multiple for the combined UNiTAB/Tab might imply a trading price for shares in a combined UNiTAB/Tab that is less than $6.50.

  For example, a UNiTAB share price of $6.50 implies a 10.8 times multiple of UNiTAB's reported EBITDA for the year ending 30 June 2003 compared to a multiple of 8.9 times reported EBITDA for Tab (based on a share price of $3.36[2]). The blended multiple for the combined UNiTAB/Tab group based on the relative earnings contribution of UNiTAB and Tab is therefore equal to 9.4 times reported EBITDA for the year ended 30 June 2003. On the basis of this blended multiple, the capital structure as provided in UNiTAB's bidder's statement[3] and after accounting for UNiTAB's expected full pro-forma synergies of $34.6 million[4] (which UNiTAB states will not be realised until the third full year after merger implementation) and transaction and implementation costs of $54.9 million, the combined UNiTAB/Tab share price is equal to $5.89 per share.

- Under the terms of the initial UNiTAB/Tab merger proposal announced on 16 October 2003, UNiTAB shareholders would have been offered $7.00 cash for half of their shareholding (inclusive of a full control premium). This value of $7.00 per UNiTAB share was unanimously recommended by the Board of UNiTAB and suggests that the UNiTAB board believed that the underlying trading value of UNiTAB was less than $7.00 per share at that time. Assuming a control premium of 15%-25% was being paid to UNiTAB shareholders, this implies an underlying trading price of approximately $5.60 to $6.09 for each UNiTAB share at that time.

3 TABCORP's Offer provides greater deliverability than UNiTAB's offer

Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer notes that one of the conditions of UNiTAB's offer is a condition that certain approvals be obtained to allow UNiTAB to be able to efficiently merge its wagering pools with Tab's New South Wales wagering pool. Tab indicated that it understands those approvals are unlikely to be forthcoming until UNiTAB is able to resolve a number of matters to the New South Wales government's satisfaction, and that it could take considerable time for the relevant condition to be satisfied.

TABCORP's Offer is not subject to any equivalent condition in relation to pooling.

Notes

1 Based on the pro-forma UNiTAB/Tab analysis in UNiTAB's bidder's statement (100% acquisition scenario) before accounting for synergy benefits likely to arise as a result of the UNiTAB/Tab merger.

2 A Tab Share price of $3.36 represents the closing price of Tab Shares on 15 October 2003, being the day prior to the announcement of the initial UNiTAB/Tab merger proposal.

3 Assuming a 100% acquisition of Tab and taking into account net debt balances as at 31 December 2003 for Tab and UNiTAB and the acquisition debt as described in UNiTAB's bidder's statement (including transaction and implementation costs), the net debt of the combined Tab/UNiTAB will be equal to $952 million and UNiTAB will be required to issue approximately 212.8 million shares to Tab Shareholders.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

In addition, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company which acquires control of Tab must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab (see sections 8.6(n), 9.6 and 9.7). In TABCORP's view, the most likely scenario is that the NSW Racing Minister will not nominate a company as the 'Nominated Company' under the relevant New South Wales legislation (see section 9.6) until after it has entered into such arrangements with NSW Racing. However, the New South Wales government has indicated that it is possible that, if it was reassured that there was a strong prospect that an agreement would be reached within a reasonable timeframe after nomination, the NSW Racing Minister might nominate a company without such arrangements being in place.

Under the Racing Heads of Agreement NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP, the material commercial terms of which are agreed in-principle in the Racing Heads of Agreement. Moreover, the New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the legislative requirement described in the previous paragraph.

In contrast, UNiTAB has no agreement with NSW Racing. Furthermore, NSW Racing has indicated that UNiTAB's 'last and final' proposal to it was not capable of satisfying NSW Racing's reasonable concerns and that it would not have placed NSW Racing in a no less favourable position than it currently holds.

On this basis, TABCORP and Bidder believe that Bidder will be nominated as the Nominated Company if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares. It is a condition of the Offer that this occurs. However, the New South Wales government has commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing. It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed in section 9.7(c).

4 TABCORP's Offer represents a very attractive multiple of Tab's earnings

At an implied value of $4.50 per Tab Share, TABCORP's Offer represents a multiple of 11.4 times Tab's reported EBITDA,[1] and 23.3 times Tab's reported net profit after tax (before goodwill amortisation),[2] for the year ended 30 June 2003.

These multiples compare favourably with transaction multiples as determined using the mid-point ranges of independent experts' reports in relation to precedent gaming acquisitions in Australia, as illustrated in Figure 3.

Figure 3: Enterprise value to EBITDA multiples - mid-point of range provided by independent expert other than for TABCORP's Offer


EV/EBITDA
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
11.4x
11.0x
9.3x
8.5x
7.8x
7.4x
TABCORP Offer for Tab[3]
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust

5 Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

On 19 December 2003, UNiTAB announced a takeover proposal for Tab of 0.47 UNiTAB shares and $1.45 cash per Tab Share. At that time, UNiTAB stated that its offer had an implied value of $4.50 per Tab Share based on UNiTAB's share price since UNiTAB's profit upgrade announcement on 10 December 2003. Since Tab declared and paid an interim dividend of 9 cents per share, UNiTAB's offer is now 0.47 UNiTAB shares and $1.36 cash per Tab Share.

Whilst Tab's Chairman, Mr Graham Kelly, stated that Tab's directors were unanimously supportive of UNiTAB's proposal and intended to recommend it in the absence of a superior proposal, Tab's directors have since recommended that you take no action at this time in relation to UNiTAB's offer, following the announcement of TABCORP's Offer.

6 Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

Should you choose to reinvest the gross cash component of the proceeds you receive as a Tab Shareholder under the Offer into TABCORP Shares (assuming that no tax is payable on the sale of your Tab Shares and that no brokerage costs apply) and retain your TABCORP Shares, you are expected to benefit from a substantial uplift in earnings and dividends.

Notes

1 Assuming Tab has 451.1 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and EBITDA for the year ended 30 June 2003 of $206 million.

2 Tab's EPS (pre goodwill amortisation) for the year ended 30 June 2003 was $0.19.

3 Assuming a TABCORP Share price of between $11.26 and $12.50 and subject to the effects of rounding (see



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Figure 4 sets out illustrative earnings uplifts for a Tab Shareholder based on a pro-forma compilation of stand-alone forecast information for the TABCORP Group and estimated financial information for the Tab Group for the year ending 30 June 2004 under certain assumptions.

Figure 5 provides an illustrative pro-forma dividend uplift for a Tab Shareholder for the year ending 30 June 2004 assuming (amongst other things) that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004).[1]

Figure 4: Pro-forma earnings per share (EPS) (pre amortisation and non-recurring items) [2,3,4,5]


EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
22.0
+45%
31.8
+55%
34.0
Tab stand alone
Tab share of TABCORP / Tab (pre synergies & efficiencies)
Tab share of TABCORP / Tab (post synergies & efficiencies)

Figure 5: Pro-forma dividends per share (DPS) [2,4,6]


DPS (cents per share)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
17.0
+54%
26.2
Tab stand alone
Tab share of TABCORP / Tab consolidated

The illustrative uplift in earnings per share (pre amortisation and non-recurring items) for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is approximately 55% (in a post synergies and efficiencies case, as set out in Figure 4). This compares to 25% earnings per share (pre goodwill amortisation) uplift on a pro-forma basis for the year ended 30 June 2003 as set out in UNiTAB's bidder's statement.[7]

Notes

1 TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

2 Assumes gross cash proceeds received by Tab Shareholders under the Offer are reinvested into TABCORP Shares (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) at $11.85 per TABCORP Share (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

3 Based on the assumptions referred to in section 5.5(b).

4 Assumes all Tab Shares are acquired under the Offer and TABCORP issues 0.211 TABCORP Shares and pays $2.00 cash per Tab Share.

5 EPS *(pre amortisation and non-recurring items) post synergies and efficiencies analysis assumes the realisation* of the full synergies and efficiencies expected to be achieved in the third full year after the acquisition of Tab.

6 Based on the dividends paid or to be paid by Tab and TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003. UNiTAB's bidder's statement did not disclose the pro-forma uplift in dividends per share for Tab Shareholders who accept UNiTAB's offer.

7 It should be noted that the relevant UNiTAB analysis was based on a compilation of historical results for the year ended 30 June 2003 (assuming, amongst other things, that year three synergies were available for the year ended 30 June 2003), whereas the TABCORP analysis is based on a compilation of forecast financial

The illustrative dividend per share uplift for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is also in excess of 50% (as set out in Figure 5). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under the UNiTAB offer.

7 Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

You have the opportunity to receive shares in a larger, more diversified company than Tab with an enhanced ability to pursue strategic opportunities.

The Merged Group will operate off-course wagering and sportsbetting operations in New South Wales and Victoria, key wagering media businesses such as Sky Channel, approximately 18,000 gaming machines, four casino, hotel and entertainment complexes in New South Wales and Queensland, Keno operations across the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technical services business and an international monitoring and totalizator sales and support business.

Since listing on ASX in August 1994, TABCORP Shares have substantially outperformed the Australian market as shown in Figure 6. An investment of $1,000 at the time of TABCORP's listing on ASX would now be worth $8,896, assuming that all dividends paid were re-invested (without payment of tax or brokerage) at the closing price of TABCORP Shares on the day the stock was declared ex-dividend.

Figure 6: TABCORP total shareholder return[1] versus S&P / ASX 200 Accumulation Index



900
800
700
600
500
400
300
200
100
0
rebased to 100
Aug-94
Sep-95
Oct-96
Oct-97
Nov-98
Dec-99
Dec-00
Jan-02
Jan-03
Feb-04
TABCORP
S&P / ASX 200 Accumulation Index

Note

1 Total shareholder return assumes that dividends are reinvested at the closing price of TABCORP Shares on



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Following the merger of TABCORP and Tab, you will benefit from the following advantages as a TABCORP shareholder:

- a stronger financial position than Tab, with greater access to capital markets providing TABCORP with greater financial capacity to pursue strategic opportunities. Standard & Poor's has confirmed that TABCORP will retain its investment grade BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer;
- greater operational scale with improved product diversification;
- greater geographic breadth and more diversified regulatory risk; and
- larger market capitalisation, providing increased liquidity to you as an owner of TABCORP Shares. Assuming that all of the Tab Shares are acquired under the Offer, the pro-forma TABCORP / Tab market capitalisation is estimated to be approximately $6 billion (based on TABCORP's closing share price of $11.85 on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

As a recipient of TABCORP Shares under the Offer, you will, through your shareholding interest, share in the synergy benefits which are expected to arise from the combination of TABCORP's and Tab's wagering operations. Assuming that all of the Tab Shares are acquired under the Offer, TABCORP has identified not less than $62.5 million in annual cost and revenue synergies and efficiencies (before taking into account benefits accruing to the relevant racing industries), $41.5 million of which are expected to contribute to TABCORP's pre-tax earnings in the third full year following the merger (assuming the full $12.0 million of increased product fees are paid to NSW Racing in that year even though the $12.0 million figure is not required to be paid until the fourth year (see section 9.7(a)(i))), subject to certain regulatory approvals and other risks (see sections 5.5(b)(i) and 8.6(d)). TABCORP currently expects approximately 40% of the cost and revenue synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing). If the TABCORP Group does not acquire all of the Tab Shares but acquires more than 50% of them and Tab remains listed on ASX, the contribution to TABCORP's pre-tax earnings in the third full year from annual cost and revenue synergies and efficiencies is expected to be $38.2 million (subject to the same conditions as the 100% case - see section 5.5(d)).

TABCORP's management team is highly experienced in the integration of large acquisitions with the full integration of Star City Casino in October 1999 extracting substantial synergy benefits and efficiency gains. Since TABCORP's acquisition of Star City Casino, EBITA on a full cost allocation basis for Star City Casino has grown from $112 million in the year ended 30 June 2001 to $182 million for the year ended 30 June 2003.

Since TABCORP announced the Jupiters Merger in March 2003 (which was completed in November 2003), TABCORP has actively been working on integration strategies for Jupiters. As at the date of this Bidder's Statement, the initial Jupiters integration plan has been completed and execution of this plan by TABCORP's integration and casino management teams is on track to realise substantial synergies and operational efficiencies in the first full year of the Jupiters Merger. The expected annual synergies arising from the Jupiters Merger are $24.6 million, $14.4 million above the $10.2 million identified at the time of the merger, with $20.5 million expected to be achieved in the year ending 30 June 2005. The annual synergies and efficiencies identified do not include any synergies and efficiencies with respect to the casino properties managed by a wholly owned subsidiary of Caesar's Entertainment (the properties being Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino).

TABCORP's experienced wagering management team and its technical services division are fully committed to, and focused on, the integration of the Tab business, with the assistance of key executives from TABCORP's corporate head office. Based on the financial due diligence undertaken by TABCORP on Tab to date, TABCORP is confident that its current integration plans will deliver, at a minimum, the synergies and efficiencies it has identified.

UNiTAB has no prior experience in the integration of acquisitions of greater than $100 million in value. Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer also notes that UNiTAB's prior acquisition experience relates to the integration of businesses of a similar nature to UNiTAB, but of a smaller size, whereas the scale, diversity and complexity of Tab's businesses are significantly greater than that of UNiTAB.

TABCORP's identified minimum level of synergy and efficiency contribution to pre-tax earnings in the third full year following the merger is substantially higher than UNiTAB's identified realisable synergies of $34.6 million over the same period. TABCORP expects that it can achieve greater synergies than UNiTAB given:

- the much larger scale of the Victorian and New South Wales wagering operations of the respective TABCORP and Tab businesses compared to the size of UNiTAB's wagering operations. This is expected to provide a larger cost base from which to extract savings;
- that TABCORP's wagering business generates higher EBIT margins (before racing industry fees, product and program fees and wagering taxes) than UNiTAB's wagering business, providing greater opportunity for the realisation of efficiency gains;
- that the wagering management team of the Merged Group will be based in New South Wales, which will also ensure a more effective focus on the integration of the businesses. Further, TABCORP has existing operations in New South Wales (being Star City Casino, Keno in 1,034 New South Wales venues and part of the AWA technical services business); and
- that an acquisition of Tab will result in minimal increases in head office functions (such as finance, human resources and legal) for TABCORP.


KENO
Racing

Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

8 There is the potential for capital gains tax rollover relief on the share component of the Offer consideration

If you are an Australian resident Tab Shareholder, you may be entitled to 'scrip for scrip' capital gains tax rollover relief on the share component of the Offer consideration if TABCORP acquires at least 80% of Tab (although the Offer is not conditional on this occurring). Further details are set out in section 7.

This potential benefit is particularly attractive for Tab Shareholders with a low entry price into Tab Shares and high marginal tax rates who would otherwise incur a taxable capital gain on disposal of their Tab Shares.

9 You will not incur any brokerage costs

In selling your Tab Shares under the Offer, you will not incur any brokerage costs in relation to the sale of those shares (unless you are a Foreign Shareholder (see sections 9.13 and 10.6(g)).

In addition, those Eligible Tab Shareholders who choose to sell the TABCORP Shares to which they are entitled under the Offer (up to a maximum of 200 TABCORP Shares) under the Share Sale Facility (described in section 11) will not incur any brokerage costs in relation to that sale. If you are entitled to more than 200 TABCORP Shares under the Offer and you elect to participate in the Share Sale Facility, you will retain the excess TABCORP Shares.

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive $514 cash and between 51 and 57 TABCORP Shares (depending on the TABCORP VWAP and assuming that the Offer becomes, or is declared, unconditional). If you elect to participate in the Share Sale Facility, all of those TABCORP Shares will be sold pursuant to the Share Sale Facility.

If you are an Eligible Tab Shareholder and you wish to use the Share Sale Facility, you can elect to do so:

- at the time that you accept the Offer, by marking the relevant box on the Acceptance Form and returning the completed form in accordance with the instructions on it or, if your Tab Shares are held in a CHESS Holding, you may alternatively instruct your Controlling Participant to make the election on your behalf; or

- if you have already accepted the Offer, by contacting the Registrar on 1300 665 661 and requesting the appropriate form and then completing and returning the form in accordance with the instructions on it.

As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

You should note that:

- no TABCORP Shares will be sold under the Share Sale Facility until after the Offer has become, or been declared, unconditional (if that occurs);
- the TABCORP Shares sold under the Share Sale Facility may be sold either in the Book Build (if you elect to participate in the Share Sale Facility before the end of the VWAP Period) or on ASX;
- the price at which TABCORP Shares will be sold under the Share Sale Facility is not fixed and is not underwritten, and (in particular in the case of Book Build Shares) may be less than the market price of TABCORP Shares at the time that you elect to participate or that any sale takes place; and
- if there is a large number of TABCORP Shares to be sold under the Share Sale Facility at the same time as your Sale Shares (whether on ASX or under the Book Build), this may have an adverse effect on the price that you receive (see also section 8.6(a)).

Further details in relation to the Share Sale Facility are set out in section 11.

Summary of the Offer

The following is a summary only of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. You should read this Bidder's Statement in full before deciding how to deal with your Tab Shares.

The terms of the Offer are contained in section 10.

What is the Offer?	You are being offered a combination of cash and TABCORP Shares for your Tab Shares on the terms and conditions set out in section 10. The Offer is for all of your Tab Shares. The Offer is **$2.00 cash** and **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The number of TABCORP Shares that you will receive if you accept the Offer will depend on the TABCORP VWAP (see section 10.1(b)), which will be determined over a 10 Trading Day period after the Offer becomes, or is declared, free of the conditions set out in section 10.7. You will receive the maximum number of 0.22 TABCORP Shares per Tab Share if the TABCORP VWAP is $11.36 or less. You will receive the minimum number of 0.20 TABCORP Shares per Tab Share if the TABCORP VWAP is $12.50 or more. If the TABCORP VWAP is between $11.36 and $12.50, the number of TABCORP Shares which you will receive per Tab Share will be equal to $2.50 divided by the TABCORP VWAP. Your entitlement to TABCORP Shares will be subject to the effects of rounding (see section 10.1(c)). As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional). If you are a Foreign Shareholder you will not receive TABCORP Shares (see sections 9.13 and 10.6(g)). Persons resident in Australia, the United States of America and New Zealand are not Foreign Shareholders.
What is the implied value of the Offer?	The implied value of the Offer is $4.50 per Tab Share, assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.
When does the Offer close?	The Offer is scheduled to close at 7.00 pm (Sydney time) on 25 May 2004. You should note that the Offer Period can be extended as permitted by the Corporations Act.



When will I be paid?	If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form, you will be sent payment within one month after the later of the date you accept and the date the Offer becomes, or is declared, free of the conditions set out in section 10.7. In any event, assuming the conditions of the Offer are satisfied or waived, you will be sent payment within 21 days after the Offer closes.
What will the tax consequences be?	Section 7 describes the major tax implications for Tab Shareholders who accept the Offer and are resident in Australia. Amongst other things, section 7 discusses the CGT rollover relief that Australian resident Tab Shareholders may be eligible for if more than 80% of the Tab Shares are acquired under the Offer (although the Offer is not conditional on this occurring). If available, such relief will only apply to the aspect of the consideration that comprises TABCORP Shares. It will not apply to the cash component of the consideration.
Do I pay brokerage or stamp duty if I accept?	You will not pay brokerage or stamp duty on the disposal of your Tab Shares if you accept the Offer. If you are a Foreign Shareholder, brokerage will be payable in respect of the TABCORP Shares sold under the nominee facility (see sections 9.13 and 10.6(g)).
Conditions of the Offer	The Offer is subject to the defeating conditions which are set out in full in section 10.7. In summary, those conditions include requirements that: • the Offer results in Bidder having relevant interests in more than 50% of the Tab Shares; • certain regulatory actions take place, including the commencement of, and the nomination of Bidder by the New South Wales government under, legislation in New South Wales relating to Tab and the receipt of NSW Racing's approval of certain arrangements as contemplated by that legislation; • certain regulatory actions are not taken to restrain, prohibit or impede the Offer; • no material adverse change occurs in relation to Tab during the Offer Period; and • the conditions precedent to the drawdown of funds under Bidder's Loan Facility (which will be used to fund the cash component of the Offer) are satisfied or waived.



Summary of the Offer (cont'd)

Conditions of the Offer (cont'd)

The status of each of the defeating conditions as at the date of this Bidder's Statement is discussed in sections 9.4 to 9.8. In particular, as discussed above and in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The New South Wales government has also indicated that the Racing Heads of Agreement is capable of satisfying the legislative aspect of the second condition. In contrast, UNiTAB has no agreement with NSW Racing, and NSW Racing has indicated that UNiTAB's 'last and final' proposal to it would leave NSW Racing in a less favourable position if UNiTAB acquired control of Tab. On this basis, TABCORP and Bidder believe that Bidder will be nominated as the 'Nominated Company' under the relevant New South Wales legislation if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares.

The Offer is also subject to a statutory condition required by the Corporations Act (see section 10.3(c)).

If the conditions are not satisfied or waived then the Offer will not proceed.

How do I accept the Offer?

See the section on the inside front cover of this Bidder's Statement, as well as the instructions on the enclosed Acceptance Form.

I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer?

If you have accepted UNiTAB's offer for your Tab Shares but now wish to accept TABCORP's Offer, you must first withdraw your acceptance of UNiTAB's offer.

Under the terms of UNiTAB's offer, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition had not been satisfied.



I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer? (cont'd)	Other circumstances may also arise in which you will be able to withdraw an acceptance of UNiTAB's offer. The manner in which you can withdraw your acceptance of UNiTAB's offer will depend on whether your Tab Shares are held in a CHESS Holding or on Tab's issuer sponsored subregister. For further details, see section 9.9 of this Bidder's Statement.
Further information	If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

TABCORP


tab sportsbet
tab footytip
TAB
Star City
CONRAD
JUPITERS

Australia's premier gambling and entertainment group

Table of Contents

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tab sportsbet
tab footytip
TAB
StarCity
CONRAD
JUPITERS

Section 1

Profile of the TABCORP Group and Bidder

1. Profile of the TABCORP Group and Bidder

1.1 Overview of the TABCORP Group

(a) About TABCORP

The TABCORP Group is Australia's premier gambling and entertainment group and TABCORP is one of the world's largest publicly listed gambling companies. The TABCORP Group currently conducts a unique combination of gambling and hospitality activities, including:

- gaming operations in Victoria under the Tabaret brand and monitoring activities in Queensland (see section 1.2(b));
- wagering and network gaming operations (see section 1.2(c)). Although historically the wagering and network games division has focused on the operation of its exclusive licence to operate the TAB network in Victoria (each entity conducting totalizator wagering in Australia (other than in Tasmania) uses the abbreviation 'TAB' in the jurisdiction in which it operates), growth through complementary products (such as Trackside and businesses acquired as part of the recent acquisition of the Jupiters Group) has increased the product range and geographic spread of the wagering and network games division; and
- casino and hospitality operations at Star City Casino in Sydney and three casinos in Queensland, being Conrad Jupiters Hotel-Casino on the Gold Coast, Conrad Treasury Hotel-Casino in Brisbane and Jupiters Townsville Casino in Townsville (see section 1.2(d)). The TABCORP Group has also been appointed developer and manager of the Gold Coast Convention and Exhibition Centre (subsequently referred to as 'GCCEC').

The TABCORP Group also operates a technical services division which provides support for the gaming, wagering and network games and casino divisions (see section 1.2(e)).

Since TABCORP was publicly floated in 1994, the TABCORP Group has consistently grown its business for the benefit of TABCORP shareholders. In particular:

- net profit after tax increased from $63.4 million in the 10.5 months ended 30 June 1995 to $263.1 million (excluding non-recurring items) in the year ended 30 June 2003;
- earnings per share increased from 24.1 cents in the 10.5 months ended 30 June 1995 to 71.5 cents (excluding non-recurring items) in the year ended 30 June 2003; and
- a high dividend payout ratio has been maintained since 1994, with TABCORP increasing its dividends from 14.5 cents per share in the period ended 30 June 1995 to 67.0 cents per share in respect of the year ended 30 June 2003.

In addition to dividends, TABCORP returned capital of 33.0 cents per share to shareholders in the year ended 30 June 1999, and, in the years ended 30 June 2002 and 30 June 2003, TABCORP entered into an on-market share buyback, buying 11,278,013 TABCORP Shares.

After TABCORP's acquisition of the Jupiters Group in November 2003, the TABCORP Group's net assets exceeded $1.8 billion, with approximately 10,000 people being employed by the TABCORP Group. The acquisition of the Jupiters Group brought with it three Queensland casinos, Keno businesses, monitoring businesses and an expanded technology base. Prior to the completion of the Jupiters Merger, Jupiters' Centrebet Business was divested.

TABCORP's market capitalisation as at the date of this Bidder's Statement is approximately $5 billion.

(b) TABCORP's goals and strategy

TABCORP aspires to consolidate the TABCORP Group's position as Australia's premier gambling and entertainment group. To achieve this aspiration, TABCORP's strategic focus is on both organic and inorganic growth opportunities.

(i) Organic growth

TABCORP will continue to seek to drive growth in its existing businesses through a focus on:

- continuous improvement in customer service and overall product quality;
- disciplined investment in people, products and processes;
- operational excellence in delivery; and
- speed in execution and innovation.

(ii) Inorganic growth

TABCORP will seek to implement merger and acquisition opportunities that:

- *are within TABCORP's core competencies of gambling, entertainment and hospitality; and*
- enhance shareholder value through delivery of returns in excess of TABCORP's cost of capital.

The key performance indicators in determining whether TABCORP has achieved its goals are whether TABCORP:

- achieves growth that provides superior shareholder returns;
- is acknowledged as providing a great place to work;
- is renowned for offering the best gambling and entertainment experience for customers; and
- is respected as a responsible and valued member of the community.

These key performance indicators will continue to be framed by TABCORP's core values of teamwork, integrity and performance.

1.2 The TABCORP Group's principal activities

(a) Introduction

TABCORP has three principal operating divisions, being:

- gaming;
- wagering and network games; and
- casinos.

It also has a technical services division which provides support to the operating divisions.

Figure 1.2.1: TABCORP divisions


TABCORP
Wagering and Network Games
Gaming
Casinos
Technical Services
Keno and Network Games
VIC Wagering
566 outlets, internet and phone betting
Jupiters Technology
VIC
13,684 EGMs in 128 hotels and 142 clubs
QLD
14,929 EGMs monitored
Star City
200 tables
1,498 EGMs
491 hotel rooms and apartments
Conrad Treasury
86 tables
1,329 EGMs
130 hotel rooms
AWA
Systems
VIC Keno – 103 venues
QLD Keno – 867 venues
NSW Keno – 1,034 venues
Trackside – 209 VIC venues
Conrad Jupiters
104 tables
1,403 EGMs
594 hotel rooms
Jupiters Townsville
16 tables
300 EGMs
194 hotel rooms
GCCEC

A number of licences held by the TABCORP Group are discussed in this section 1.2. For further details of these licences, and a discussion of the regulatory background to them, see section 1.5(b).

(b) The gaming division

(i) Introduction

The gaming division primarily consists of the activities conducted in Victoria under the Gaming Licence.

The Gaming Licence authorises TABCORP (as one of two authorised participants) to conduct, amongst other things:

- gaming in licensed clubs and hotels in Victoria; and
- Club Keno games in licensed clubs and hotels in Victoria, which are conducted through a joint venture arrangement with Tattersall's.

The other Victorian gaming licence is held by Tattersall's. The proprietor of Crown Casino is separately licensed to conduct gaming at that venue.

The Victorian venues in which TABCORP's machines are installed operate under the Tabaret brand.

The gaming division also operates a gaming machine monitoring business in Queensland providing monitoring and a range of other services to hotels and clubs in Queensland as a licensed monitoring operator.

(ii) Operations

As at 31 December 2003, TABCORP operated 13,684 gaming machines (of a permitted maximum of 13,750 machines for TABCORP in Victoria) in 270 licensed club and hotel venues in metropolitan and country Victoria, as summarised in Figure 1.2.2.

Figure 1.2.2: TABCORP's gaming machine network

Area	Number of venues		Number of gaming machines	
	Clubs	Hotels	Clubs	Hotels
Melbourne Metropolitan	66	94	3,883	5,722
Victorian Country	76	34	2,947	1,132
Total	**142**	**128**	**6,830**	**6,854**

Tattersall's (with a permitted maximum of 13,750 gaming machines) and Crown Casino (with a permitted maximum of 2,500 gaming machines) also operate gaming machines in Victoria. Tattersall's competes with TABCORP for venue operators as well as gaming customers.

TABCORP estimates that its share of gaming machine revenue in Victoria from licensed clubs and hotels has increased from 35.5% for the year ended 30 June 1994 (for the Totalizator Agency Board of Victoria from which TABCORP originally acquired its Victorian gaming and wagering business on 15 August 1994) to 48.3% for the year ended 30 June 2003.

The Queensland gaming machine monitoring business monitors 14,929 gaming machines in 310 hotels and club venues across Queensland.

(iii) Business strategies

The business strategies of the gaming division are to responsibly grow revenues and profits and increase market share by:

- working with venue operators to increase the number of venues with attractive theming, quality entertainment facilities and good customer access;
- optimising the location of venues and gaming machines;
- providing new gaming products; and
- working with venue operators to implement uniformly high quality customer service standards and venue management procedures across all venues.

The gaming division aims to continue to improve customer service for new and existing customers in Victoria by conducting customer focus groups, expanding its process of 'mystery shopping visits' to venues (pursuant to which TABCORP representatives monitor and assess customer service at venues) and continuing its training of staff in venues.

In light of the introduction of bans on smoking in gaming areas in Victoria on 1 September 2002:

- a machine reservation system has been introduced which enables customers who smoke to take a cigarette break without another person interrupting their use of a particular machine; and
- TABCORP (in conjunction with its Tabaret venue partners) has endeavoured, and will continue to endeavour, to provide improved facilities at venues for customers who smoke.

(c) The wagering and network games division

(i) Introduction

The wagering and network games division has operations in Victoria, New South Wales and Queensland, as discussed further below.

Figure 1.2.3: Wagering and network games division operations


Wagering and Network Games division
Totalizator wagering on racing
Totalizator and fixed odds sports betting
Keno
Trackside
International software and hardware sales and support

(ii) Operations - Totalizator and fixed odds wagering

Pursuant to the Wagering Licence, TABCORP conducts:

- off-course totalizators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand;
- on-course totalizators in Victoria on thoroughbred, harness and greyhound racing; and
- totalizator and fixed odds betting competitions in Victoria on approved sporting events.

Wagers are sold:

- in Victoria through a retail network of 566 retail agencies and selected clubs and hotels (PubTABs);
- to customers via telephone betting accounts, through TABCORP's two telephone betting centres, and interactively through touch tone and natural language speech recognition systems;
- via the internet; and
- at Victorian metropolitan and country race tracks through on-course totalizators.

In addition, the division conducts fixed odds and totalizator betting on sporting and other events. Such bets are primarily sold through:

- telephone betting accounts;
- the internet; and
- PubTABs and TAB retail agencies.

Off-course and on-course wagering on racing is the principal form of wagering in Victoria, representing approximately 95% of the revenue of the Victorian wagering business.

As a legislated State-based monopoly, the wagering business mainly competes with bookmakers in Victoria. Further competition may also come from the introduction, or increased presence, of betting exchanges and other wagering operators that take bets over the internet.

Sections 1.6(a) and 1.6(b) describe the key contractual arrangements between the TABCORP Group and the Victorian Racing Industry, including an arrangement whereby the income generated from, and expenses incurred in, TABCORP's activities under the Wagering Licence and the Gaming Licence in Victoria are shared 75% by the TABCORP Group and 25% by VicRacing Pty Ltd.

(iii) Operations - Network games and other operations

The network games part of the division operates:

- Club Keno in Victoria (under a joint venture arrangement with Tattersall's) in 103 venues with TABCORP gaming machines;
- Keno in New South Wales (under a joint licence with a company owned by The Registered Clubs Association of New South Wales (see section 1.5(b)(v)) in 1,034 venues (plus Star City Casino);

- Keno in Queensland in 867 venues including casinos, clubs, hotels and some TAB agencies; and
- the Trackside product (which is a simulated horse racing product) in 209 Victorian TAB retail agencies and PubTABs as at 31 December 2003, as well as Star City Casino.

The wagering and network games division also operates a software and hardware sales and support business (***Jupiters Technology***) relating to products such as Trackside, totalizator systems and Keno systems.

(iv) Business strategies

The business strategies of the wagering and network games division (by area) are to responsibly:

TAB branded wagering business

- enhance the wagering product by:
  - working with the Victorian Racing Industry to increase the quantity and improve the quality of racing for wagering purposes;
  - expanding the available range of bet types; and
  - optimising fixed odds betting on sporting events by managing books for TAB operators in all Australian States and Territories (including UNiTAB's Queensland, South Australian and Northern Territory operations) with the exception of New South Wales;
- improve and expand the distribution of the wagering product by:
  - upgrading the presentation of retail outlets;
  - improving internet wagering facilities;
  - installing further self-service betting terminals;
  - expanding interactive voice response technology for telephone betting; and
  - working with TAB retail agencies and PubTABs to improve the profitability of outlets;

Network games and Jupiters Technology

- expand the number of venues in which the Keno product is offered in New South Wales, Queensland and Victoria with continued improvements to product appeal and customer service; and
- continue to expand the products offered by the division and market Jupiters Technology's intellectual property and technology to other gambling operators in Australia and internationally.

(d) The casinos division

(i) Introduction

In 1999, the TABCORP Group acquired Star City Holdings, a public company which was then listed on ASX. The Star City Group holds the sole casino licence in New South Wales and owns and operates Star City Casino.

In November 2003, the TABCORP Group acquired Jupiters, a public company which was then listed on ASX. The Jupiters Group owns, amongst other businesses, Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Consequently, the casinos division is now responsible for the operation of these four casinos. However, BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, has the management contract to operate the Conrad Jupiters Hotel-Casino and the Conrad Treasury Hotel-Casino properties on behalf of the TABCORP Group (see section 1.6(d)). TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

(ii) Operations - Star City Casino

Star City Casino is located in Pyrmont in Sydney and has a 99 year licence (expiring in 2093). The NSW Casino Licence provides Star City with certain exclusivity rights until 13 September 2007 (see

As at 31 December 2003, Star City Casino featured 200 gaming tables (although the licence is for 210) located on the main gaming floor and in the private gaming room (known as the 'Endeavour Room'). Star City Casino has currently suspended its international rebate play business. As a result of this, 10 gaming tables are currently not in operation. Electronic gaming operations at the casino include 1,498 gaming machines, two Trackside terminals, a wagering outlet and Keno terminals.

As at 31 December 2003, Star City Casino's non-gambling operations included 352 hotel rooms and 139 apartments (of which Star City owns 95) as part of its five star hotel and apartment complex, seven restaurants, six bars, banquet facilities, two theatres and a car park.

(iii) Operations - Conrad Jupiters Hotel-Casino

Conrad Jupiters Hotel-Casino was established in 1985 and operates under a casino licence which is held in perpetuity. It is located on a 6.6 hectare landscaped island facility and is the only casino resort destination on the Gold Coast.

As at 31 December 2003, Conrad Jupiters Hotel-Casino featured 104 gaming tables (although the licence is for 117) located on the main gaming floors and in the private gaming room. The gaming tables operations at Conrad Jupiters Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,403 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Jupiters Hotel-Casino's non-gambling operations included 594 hotel rooms as part of the complex's five star hotel, six restaurants, seven bars, banqueting and conference facilities, a theatre and a car park.

(iv) Operations - Conrad Treasury Hotel-Casino

Conrad Treasury Hotel-Casino was established in 1995 and operates under a 75 year casino licence (expiring in 2070) with a 10 year exclusivity period for casino gaming within a 60 kilometre radius of its downtown Brisbane location. The operations are housed in the restored Treasury and Land Administration Buildings, a heritage site within Brisbane's central business district.

As at 31 December 2003, Conrad Treasury Hotel-Casino featured 88 gaming tables (although the licence is for 111) located on the main gaming floor and in the private gaming room. The gaming tables operations at Conrad Treasury Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,329 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Treasury Hotel-Casino's non-gambling operations included 130 hotel rooms as part of the complex's five star hotel, six restaurants, six bars and a car park.

(v) Operations - Jupiters Townsville Casino

Jupiters acquired the Jupiters Townsville Casino as a result of a successful takeover bid for the Breakwater Island Trust (the owner of the Jupiters Townsville Casino) in 2002. At the time of the bid, Jupiters owned 47.5% of the units in the Breakwater Island Trust (which was listed on ASX). The bid was successful and Jupiters completed compulsory acquisition of all of the units in the Breakwater Island Trust on 24 February 2003.

Jupiters Townsville Casino was established in 1986 and operates under a casino licence which is held in perpetuity.

As at 31 December 2003, the casino featured 16 gaming tables (although the licence is for 37) and 300 gaming machines (although the licence is for 444).

As at 31 December 2003, Jupiters Townsville Casino's non-gambling operations included 194 hotel rooms as part of the complex's five star hotel, three restaurants, six bars and a 241 berth marina.

The TABCORP Group also has a 20% interest in, and operates, the Townsville Entertainment and Convention Centre.

(vi) Operations - Gold Coast Convention and Exhibition Centre

Jupiters has also been appointed as the developer and manager of the GCCEC (which is owned by the State of Queensland), which is scheduled to open in mid-2004. The centre is located adjacent to Conrad Jupiters Hotel-Casino and the two properties will be connected by a covered walkway. Upon completion, the centre will accommodate up to 6,000 people in various entertainment and sports modes and up to 2,000 delegates in convention mode. The agreements relating to the GCCEC are discussed in section 1.6(f).

(vii) Business strategies

The business strategies of the casinos division are to:

- responsibly grow revenue by:
  - marketing to the respective local markets and highlighting the customer service and product offering in both gambling and non-gambling areas;
  - marketing to existing customers (including VIP and premium play customers), and increasing each casino's share of their gambling budget, through improved customer service, product offering and reward and recognition;
  - cross-marketing to customers of other (non-gambling) services at each of the casino properties;
  - improving the table games product mix so that it matches demand;
  - marketing to interstate and international visitors; and
  - building loyalty through customer knowledge; and
- enhance operational performance by:
  - continuing to focus on cost efficiency in all areas of the business;
  - undertaking targeted capital investment in gaming machines and specific table games and also in the food and beverage and hotel operations;
  - refining the product mix; and
  - product innovation, such as electronic table games.

(e) Technical services

Computer systems and operational and field service areas are integral to the conduct of the TABCORP Group's gaming, wagering and network games and casino businesses. As part of the acquisition of the Jupiters Group, TABCORP assumed ownership of AWA. AWA and its subsidiaries provide field support and maintenance services nationally for desktop and network equipment to the Australian information technology industry and provide maintenance support for gaming machines, Keno and wagering terminals and a wide variety of gaming ancillary equipment.

Overall, TABCORP's technical services strategy is to maintain a very high level of technological self-sufficiency, combined with a flexible and competitive portfolio of arrangements with external equipment and service providers to access products and critical specialist skills and to manage variability of development demand.

1. Profile of the TABCORP Group and Bidder (cont'd)

1.3 Directors of TABCORP

Details of the directors of TABCORP are set out below.

M.B. Robinson AO

Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd., HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the Gaming Entertainment Research and Education Foundation and the American Gaming Association. He is a Director of JDN Realty Company.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited, NM Rothschild Australia Holdings Pty Ltd and NM Rothschild & Sons (Australia) Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.

W.V. Wilson

Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

1.4 Financial information

(a) Overview

Set out below is selected information derived from:

- TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- adjustments for non-recurring items for TABCORP's audited consolidated statements of financial performance and TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statement of financial position as at 30 June 2003;
- Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003;
- Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003;
- adjustments for non-recurring items for Jupiters' audited consolidated statement of financial performance and Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003; and
- Jupiters' audited consolidated statement of financial position as at 30 June 2003.

The Jupiters Merger did not occur until after 30 June 2003 and so the financial information set out in paragraphs (b) to (e) of this section 1.4 does not include the Jupiters Group. That information is set out separately in section 1.4(g).

Selected information taken from the statement of financial position of TABCORP as at 31 December 2003 is set out in section 5.2. Amongst other things, that information reflects the completion of the Jupiters Merger.

The information set out in this section 1.4 (the ***Financial Information***) should be read together with the assumptions underlying its preparation and the other information contained in Parts I and II (which set out TABCORP's significant accounting policies), and Parts I and III (which set out Jupiters' significant accounting policies), of Annexure F.

(b) TABCORP statements of financial performance

Figure 1.4.1 sets out selected information which has been derived from TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.1 is a summary only.

Figure 1.4.1: Summary statements of financial performance for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
Net revenue	1,066	1,596	1,813	1,933	1,901
EBITDA	255	414	478	541	541
EBITA	220	332	383	451	454
EBIT	220	319	365	433	436
Net interest expense	4	(46)	(67)	(52)	(49)
PBT (excluding non-recurring items)	**224**	**274**	**299**	**381**	**387**
Tax expense	(81)	(104)	(111)	(121)	(124)
NPAT (excluding non-recurring items and pre goodwill amortisation)	**143**	**183**	**206**	**278**	**281**
NPAT (excluding non-recurring items and post goodwill amortisation)	143	170	188	259	263
Non-recurring items after tax	-	4[1]	-	2[2]	(10)[3]
NPAT (post goodwill amortisation)	**143**	**174**	**188**	**261**	**253**

(c) Management discussion of financial performance

(i) Overview

TABCORP has consistently recorded strong financial performance, resulting in increased returns to shareholders, as illustrated in Figures 1.4.2 to 1.4.5.

Figure 1.4.2: Net profit after tax (post goodwill amortisation)[4]


300.0
250.0
200.0
150.0
100.0
50.0
0.0
$m
143.3
170.3
187.7
259.3
263.1
1999
2000
2001
2002
2003

Figure 1.4.3: Earnings per share[4]


100.0
80.0
60.0
40.0
20.0
0.0
cps
47.1
52.5
55.3
74.3
76.4
47.1
48.8
50.4
69.5
71.5
1999
2000
2001
2002
2003
EPS (post goodwill amortisation)
Goodwill amortisation

Notes

1 For the year ended 30 June 2000, the non-recurring item was profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, non-recurring items included the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, non-recurring items included restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

4 Excludes non-recurring items.

Figure 1.4.4: Dividends per share


80.0
60.0
40.0
20.0
0.0
cps
43.0
47.0
51.0
63.0
67.0
1999
2000
2001
2002
2003

Figure 1.4.5: Return on shareholders' funds[1]


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.8%
16.4%
15.4%
20.2%
20.9%
1999
2000
2001
2002
2003

TABCORP has grown profit significantly since listing on ASX in 1994, with net profit after tax growing from $63.4 million for the 10.5 months ended 30 June 1995 to $263.1 million for the year ended 30 June 2003 (excluding non-recurring items). Over the same period, TABCORP has maintained a high dividend payout ratio, returning a total of $3.90 in dividends (fully franked) per share, in addition to a return of capital in January 1999 of 33 cents per share.

During the year ended 30 June 1999, net profit after tax increased by 18.2% to $143.3 million, while revenues increased 13.7% to $1,066.2 million. This result was driven by a strategic focus on providing customers with modern, attractive venues and facilities and high levels of customer service. The gaming division increased revenue by 17.2% to $713.2 million and EBIT on a full allocation basis by 20.6% to $176.4 million. The wagering division increased revenue by 7.2% to $353.0 million and EBIT on a full allocation basis by 16.7% to $43.7 million.

During the year ended 30 June 2000, TABCORP maintained its record of continuous strong profit growth, whilst at the same time undergoing a significant change in its profile with the acquisition of the Star City Group. Continuing revenue increases from both the wagering and gaming businesses, combined with the acquisition of the Star City Group, enabled TABCORP to achieve a 49.7% increase in revenue to $1,595.8 million. This growth in revenue, combined with a continuing focus on the containment of operating expenses, resulted in an increase in EBIT of 45.3% to $319.9 million (excluding abnormal items) and an increase in net profit after tax of 18.8% to $170.3 million (excluding non-recurring items of $4.4 million (after tax) relating to the sale of a property).

The year ended 30 June 2001 resulted in TABCORP growing its profit despite a number of regulatory changes and the impact of the introduction of the GST on consumer confidence and household disposable income. Net profit after tax increased by 10.2% on the prior year to $187.7 million. TABCORP's net profit after tax in this year was negatively affected by a below theoretical win rate in the international rebate business conducted by Star City at that time (this business was suspended as of 30 June 2001). The net profit after tax from operations other than the international rebate business grew by 16.3%.

During the year ended 30 June 2002, TABCORP was able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City Casino, which resulted in a record net profit after tax of $259.3 million (excluding non-recurring items), a 38.1% increase on the prior comparable 12 months. Including the non-recurring items, net profit after tax was $261.0 million, a 39.0% increase on the prior comparable 12 months. This result was driven by effective cost management across the entire business, particularly in the wagering business. The non-recurring items of approximately $1.7 million profit (after tax) related to termination fees paid by the South Australian government with respect to South Australia TAB's termination of contractual arrangements involving TABCORP and redundancy costs arising from the restructure of the Star City Casino operations.

Note

1 Excludes non-recurring items and pre-amortisation of goodwill.

1. Profile of the TABCORP Group and Bidder (cont'd)

TABCORP recorded a 1.5% increase in profit after tax (excluding non-recurring items) to $263.1 million for the year ended 30 June 2003. Including the non-recurring items ($10.5 million after tax), net profit after tax was $252.6 million, a decrease of 3.2%.

During the year, TABCORP's net operating revenue declined by 1.7% to $1,900.7 million with increases in wagering and Star City Casino revenue more than offset by a decline in gaming revenue following the introduction of bans on smoking in Victorian gaming venues from 1 September 2002.

On 30 June 2003, the TABCORP Group entered into an agreement with Leighton Property Development Pty Ltd to purchase, for $53 million, that company's 15% interest in the Star City Management Agreement, as well as its 15% interest in the company that managed Star City Casino pursuant to the Star City Management Agreement. Between 11 January 2000 and 15 July 2003 (the date on which the sale was completed), the TABCORP Group owned the remaining 85% interests in the Star City Management Agreement and the management company and accordingly was entitled to 85% of the management fees paid under the Star City Management Agreement.

(ii) Gaming division

The historical revenue and profit performance of the gaming division is summarised in Figures 1.4.6 and 1.4.7.

Figure 1.4.6: Net operating revenue – gaming



$m
1,000
800
600
400
200
0
713
795
846
918
848
1999
2000
2001
2002
2003

Figure 1.4.7: EBIT – gaming[1]



$m
250
200
150
100
50
0
176
202
218
231
208
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's gaming division grew revenue from $713 million to $918 million, a compound annual growth rate of 8.8%. Over the same period EBIT on a full allocation cost basis grew from $176.4 million to $230.8 million, a compound annual growth rate of 9.4%. This growth in the Victorian gaming market was driven by TABCORP working with its network of venue operators to provide high quality venues with a broad range of entertainment facilities, the latest gaming products and high levels of customer service.

The gaming division's revenue for the year to 30 June 2003 was $848.1 million, 7.6% below the previous year. EBIT on a full allocation cost basis (excluding non-recurring items) was $207.8 million, a decrease of 10.0% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 resulted in many customers who smoke either not staying as long in venues as they did before the bans or reducing the number of their visits to venues. This adversely impacted revenue and profitability with revenue declining by 13.0% in the second half of the year relative to the prior corresponding period.

The gaming division's response to the bans is discussed in section 1.2(b)(iii). While revenue levels in the second half of the year ended 30 June 2003 were still down on the comparable period in the previous

Note

1 On a full allocation cost basis and excluding non-recurring items.

year, the improvement to the overall amenity for all customers has reduced the impact of the smoking bans in the majority of cases.

The gaming division was able to hold its operating expenses to 2002 levels, excluding non-recurring items relating to provisions against the Queensland gaming assets, provisions for surplus lease space and restructuring costs, which, in aggregate, amounted to $4.9 million before tax.

(iii) Wagering division

The historical revenue and profit performance of the wagering division is summarised in Figures 1.4.8 and 1.4.9.

Figure 1.4.8: Net operating revenue – wagering



$m
420
380
340
300
353
363
380
404
421
1999
2000
2001
2002
2003

Figure 1.4.9: EBIT – wagering[1]



$m
60
40
20
0
44
48
53
58
64
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's wagering division grew revenue from $353 million to $404 million, a compound annual growth rate of 4.6%. Over the same period EBIT on a full allocation cost basis grew from $43.7 million to $58.3 million (excluding a non-recurring item in the 2002 financial year relating to a payment of $5.6 million from South Australia TAB for exiting pooling arrangements following the acquisition of South Australia TAB by UNiTAB), a compound annual growth rate of 10.1%. This was driven by continued refinement of the wagering product and a focus on operating efficiencies.

In the year ended 30 June 2003, the wagering division increased net operating revenue by 4.4% to $421.3 million. EBIT on a full allocation cost basis, excluding non-recurring items of $1.4 million relating to restructure costs, grew by 9.3% to $63.7 million.

Each of the three racing codes achieved revenue growth during the year with revenue from thoroughbred racing up 3.4%, revenue from harness racing up 4.7% and revenue from greyhound racing up 7.4%. A strong Spring Racing Carnival and growth from provincial and interstate racing supported the continued growth. Having consistently decreased since TABCORP listed on ASX, on-course turnover grew during the year ended 30 June 2003.

Sportsbetting revenue was down on the previous year - the previous year having featured the soccer World Cup. However the underlying performance, excluding the impact of the soccer World Cup, was a continuation of strong growth in revenue.

Self-service continued to grow, particularly the usage by TABCORP's account sales customers, during the year ended 30 June 2003. Touch tone telephone, natural language speech recognition and the internet comprised 46% of all account sales transactions during the year ended 30 June 2003, up from 30% in the prior year. The expansion of these options assisted the wagering division to reduce expenses on the prior year.

Note

1 On a full allocation cost basis and excluding non-recurring items.

1. Profile of the TABCORP Group and Bidder (cont'd)

(iv) Star City Casino

The historical revenue and profit performance of the operations of Star City Casino is summarised in Figures 1.4.10 and 1.4.11.

Figure 1.4.10: Net operating revenue – Star City Casino[1]



$m
600
400
200
0
438
586
612
631
2000
2001
2002
2003

Figure 1.4.11: EBITA – Star City Casino[1,2]



$m
200
150
100
50
0
83
112
162
182
2000
2001
2002
2003

TABCORP acquired a controlling interest in the Star City Group in October 1999 and completed the acquisition of the Star City Group soon afterwards.

Over the period since the acquisition to 30 June 2002, TABCORP's casino division grew revenue from $438 million (8.5 months) to $612 million (12 months). For comparative purposes, revenue was relatively flat over the period largely due to losses from its international rebate play business. The international rebate play business was suspended at the end of the 2001 financial year. Over the same period EBITA on a full allocation cost basis grew from $83.0 million (8.5 months) to $161.7 million. EBITA on a full allocation cost basis (pre non-recurring items of $3.2 million relating to restructure costs) for the year ended 30 June 2002 increased 44.0% on the prior year. This was driven by a strong focus on operating efficiencies.

In the year ended 30 June 2003, Star City Casino increased net operating revenue by 3.2% to $631.3 million. EBITA on a full allocation cost basis (excluding non-recurring items) grew by 12.4% to $181.7 million.

Revenue from table games on the main gaming floor increased with changes in product mix such as the introduction of low limit double zero roulette in January 2003 and rapid roulette in April 2003.

Electronic gaming machine revenue grew 4.0% during the year. Refinements to the overall electronic gaming machine offer were ongoing with new games continually being introduced and a VIP gaming machine lounge being opened in June. This followed the relocation of 28 machines earlier in the financial year from the main gaming floor to the private gaming room.

Table game revenue from the private gaming floor was below the previous year but showed a marked turnaround in the fourth quarter.

Non-gaming revenue grew strongly during the year ended 30 June 2003, with all businesses showing improvement on the previous year. The hotel and apartment occupancy increased to 79.9% and the average room rate increased by 7.0%.

Star City Casino maintained its focus on expenditure control during the year ended 30 June 2003, enabling the division to post double digit growth in EBITA (excluding non-recurring items relating to a provision of $7.0 million with respect to a lease liability and $1.2 million relating to restructuring costs).

Notes

1 2000 results are for the 8.5 months ending 30 June 2000.

2 On a full allocation cost basis and excluding non-recurring items and goodwill amortisation.

(d) TABCORP statements of cashflows

Figure 1.4.12 sets out selected information which has been derived from TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.12 is a summary only.

Figure 1.4.12: Summary statements of cashflows for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
EBITDA (post non-recurring items)	255	421	478	544	526
Income tax paid	(73)	(92)	(136)	(99)	(122)
Other cashflow from operations	23	(42)	(52)	(30)	(26)
Total cashflow from operations	**205**	**287**	**290**	**415**	**378**
Capital expenditure	(86)	(76)	(47)	(47)	(44)
Payment for controlled entities (net of cash acquired)	-	(473)	-	-	-
Other cashflow from investing activities	8	17	10	12	14
Total cashflow from investing activities	**(78)**	**(532)**	**(37)**	**(35)**	**(30)**
Net proceeds from borrowings	38	320	(29)	(162)	(11)
Proceeds from issue of securities	(100)	92	-	(1)	(105)
Dividends paid	(122)	(171)	(182)	(213)	(240)
Other cashflow from financing activities	-	1	-	-	-
Total cashflow from financing activities	**(184)**	**242**	**(211)**	**(376)**	**(356)**
Total cashflow	**(57)**	**(3)**	**41**	**3**	**(8)**

Section 1.4(c) discusses the non-recurring items referred to in Figure 1.4.12.

(e) TABCORP statement of financial position

Figure 1.4.13 sets out selected information which has been derived from TABCORP's audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.13 is a summary only.

Figure 1.4.13: Summary statement of financial position as at 30 June 2003

($m)	2003A
Cash and deposits	118.8
Other current assets	39.6
Total current assets	**158.4**
Land and buildings, plant and equipment	759.2
Licences and casino management contract	1,081.8
Goodwill	292.9
Other assets	107.2
Total non-current assets	**2,241.1**
Total assets	**2,399.5**
Current borrowings	450.9
Other current liabilities	238.2
Non-current borrowings	315.0
Other non-current liabilities	75.5
Total liabilities	**1,079.6**
Shareholders' funds	**1,319.9**

(f) Contingent liabilities

Set out below are details of contingent liabilities where the probability of future payments/receipts is not considered remote. Also set out below are details of contingent liabilities which, although considered remote, TABCORP considers should be disclosed.

The directors of TABCORP are of the opinion that provisions are not required in respect of these matters, because it is not probable that a future sacrifice of economic benefits will be required or because the relevant amount is not capable of reliable measurement.

(i) Deeds of cross guarantee

Various members of the TABCORP Group have entered into deeds of cross guarantee in accordance with a Class Order issued by ASIC. The respective parties to each deed (in accordance with the terms of the deed) guarantee to all current and future creditors the repayment of all debts of the other parties to the relevant deed in the event that any of those parties are wound up with outstanding debts.

(ii) Charges

Certain of TABCORP's controlled entities have provided the NSW Casino Control Authority with a fixed and floating charge over all of their assets and undertakings to secure the payment of all monies which they owe, and the performance of all obligations which they have, to the NSW Casino Control Authority.

TABCORP Participant has entered into a deed of cross charge with its joint venture partner, VicRacing Pty Ltd, under the Joint Venture Agreement to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(iii) Guarantee and indemnity

Certain of TABCORP's controlled entities have entered into a guarantee and indemnity agreement in favour of the NSW Casino Control Authority whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(iv) Tax audit

In December 2003, the Australian Taxation Office issued Star City with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the Australian Taxation Office. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims. If TABCORP is successful in its objections, the amounts paid in January 2004 will be refunded.

(g) Jupiters' historical financial information

(i) Summary of Jupiters' statement of financial performance

The following selected information in Figure 1.4.14 has been extracted and/or derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.14 is a summary only.

Figure 1.4.14: Summary of Jupiters' statement of financial performance for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Net revenue	727.4	697.4
EBITDA	178.7	169.2
EBITA	132.6	125.2
EBIT	124.8	119.5

(ii) Summary of Jupiters' statement of financial position

The following selected information in Figure 1.4.15 has been derived from Jupiters' audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.15 is a summary only.

Figure 1.4.15: Summary of Jupiters' statement of financial position as at 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Cash and deposits	77.9	63.4
Other current assets	66.7	50.1
Total current assets	**144.6**	**113.5**
Land and buildings, plant and equipment	758.8	758.8
Licences and casino management contract	9.7	9.7
Intangibles and other assets	139.3	139.3
Total non-current assets	**907.8**	**907.8**
Total assets	**1,052.4**	**1,021.3**
Current borrowings	45.3	45.3
Other current liabilities	126.1	95.1
Non-current borrowings	392.3	392.3
Other non-current liabilities	9.7	9.7
Total liabilities	**573.4**	**542.4**
Net assets	**479.0**	**478.9**

(iii) Summary of Jupiters' statement of cashflows

The following selected information in Figure 1.4.16 has been derived from Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003. Figure 1.4.16 is a summary only.

Figure 1.4.16: Summary of Jupiters' statement of cashflows for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
EBITDA (post non-recurring items)	178.7	169.2
Income tax paid	(51.4)	(45.5)
Other cashflow from operations	(41.7)	(44.4)
Total cashflow from operations	**85.6**	**79.3**

(iv) Description of Jupiters' results

The businesses that were acquired by TABCORP (that is, all operations excluding the Centrebet Business) produced EBITA (excluding non-recurring items of $4.0 million) of $129.2 million in the year ended 30 June 2003.

EBITDA (excluding non-recurring items of $4.0 million and excluding the Centrebet Business) for the year ended 30 June 2003 was $173.2 million. This EBITDA was impacted by increased provisioning for doubtful debts in the international commission business, which was partially offset by earnings from Jupiters' wide-area gaming and technology services operations.

The following selected information in Figure 1.4.17 on EBITDA by business segment has been derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.17 is a summary only.

Figure 1.4.17: Jupiters EBITDA by business segment for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Land based operations	141.5	141.5
Wide-area operations	44.5	44.5
Sportsbetting operations (Centrebet)	9.5	-
Technology operations	1.5	1.5
Unallocated	(14.3)	(14.3)
Total EBITDA (pre non-recurring items)	**182.7**	**173.2**
Merger costs	(4.0)	(4.0)
Total EBITDA (post non-recurring items)	**178.7**	**169.2**

Casino gaming net operating revenue was $430.9 million in the year ended 30 June 2003 and total casino non-gaming net operating revenue was $108.6 million in the year ended 30 June 2003.

For the year ended 30 June 2003, net operating revenues were $285.7 million at Conrad Jupiters Hotel-Casino, $215.8 million at Conrad Treasury Hotel-Casino and $38.0 million at Jupiters Townsville Casino.

Non-casino and non-hotel operations earned net operating revenue of $187.9 million in the year ended 30 June 2003.

Operating expenses were $548.7 million in the year ended 30 June 2003, including $4.0 million in costs relating to the Jupiters Merger.

Depreciation and amortisation expense was $53.9 million in the year ended 30 June 2003.

(v) **Centrebet Business (which was not acquired by TABCORP as part of the Jupiters Merger)**

The results set out in this section 1.4(g) for Jupiters are provided both inclusive and exclusive of the results of the Centrebet Business. As discussed in section 1.1(a), that business was divested prior to completion of the Jupiters Merger.

Centrebet Business revenue was $30.0 million, and EBITDA was $9.5 million, in the year ended 30 June 2003.

1.5 Regulatory background applicable to the TABCORP Group

(a) Introduction

Following is a summary of the regulatory background applicable to the TABCORP Group. For further information about the regulatory risks relating to the acquisition of TABCORP Shares, see section 8.

(b) Licences

A number of licences held by the TABCORP Group are discussed in this section 1.5(b). For further details of the operations conducted pursuant to these licences, see section 1.2.

(i) Wagering Licence and Gaming Licence

Nature

TABCORP was granted the Wagering Licence and the Gaming Licence under the Gaming and Betting Act by the Governor in Council of Victoria on 28 June 1994. Both licences are for a term of eighteen years and are neither transferable nor separable. They are subject to a number of conditions, and will expire in 2012, unless cancelled.

The Wagering Licence issued to TABCORP is the sole licence issued under the Gaming and Betting Act to conduct wagering and approved betting competitions in Victoria (though on-course wagering permits are available and the proprietor of Crown Casino is able to conduct such activities at that venue).

Wagering is defined under the Gaming and Betting Act as pari-mutuel (that is, totalizator) betting on horse, harness or greyhound races. Approved betting competitions means fixed odds or totalizator betting competitions on any event or contingency approved by the Victorian Minister. However, the Victorian Minister must not approve a betting competition that is 'wagering' (that is, betting through a totalizator on a horse, harness or greyhound race), is played on a gaming machine, is a Club Keno game or in the opinion of the Victorian Minister is offensive or contrary to the public interest.

The nature of the Gaming Licence is discussed in section 1.2(b).

Expiry or cancellation

Prior to the expiry or cancellation of the Wagering Licence and the Gaming Licence (which are scheduled to expire in 2012), new wagering and gaming licences under the Gaming and Betting Act, or Part 3 of Chapter 4 of the Gambling Regulation Act (which will replace the Gaming and Betting Act - see section 1.5(b)(ii)), may be able to be applied for. TABCORP will be entitled to apply for any such new licences (unless either the Wagering Licence or the Gaming Licence has been cancelled). Such new licences may only be granted by the Governor in Council in Victoria to an applicant recommended by the relevant regulatory authority and on payment to the State of Victoria of the purchase consideration for the new licences. On the grant of any such new licences under the Gaming and Betting Act (or Part 3 of Chapter 4 of the Gambling Regulation Act), TABCORP will be entitled to an amount equal to the lesser of that purchase consideration and the 'licence value'. That amount is to be paid by the State of Victoria to TABCORP within seven days after commencement of the new licences.

The 'licence value' will be in the range of 85% to 115% of the original $597 million paid by TABCORP for the Wagering Licence and Gaming Licence in 1994.

If TABCORP records compound inflation adjusted growth in its total revenue on gaming machines and wagering on thoroughbred, harness and greyhound racing (rate of real growth) of 2% or more from the year ended 14 August 1995 to the year ending 14 August 2012, the 'licence value' will be 115% of $597 million. If the rate of real growth is 0% or less, the 'licence value' will be 85% of $597 million. If the rate of real growth is between 0% and 2%, the 'licence value' will vary between 85% of $597 million and 115% of $597 million in proportion to the rate of real growth achieved between 0% and 2%.

The rate of real growth recorded from the year ended 14 August 1995 to the year ended 14 August 2003 was approximately 6%.

The Victorian government has indicated that it wishes to resolve licence arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. TABCORP has not yet entered into negotiations with the Victorian government regarding the terms on which any future wagering and gaming licences might be granted. However, TABCORP is committed to working with the Victorian government to reach an outcome which is in the interests of all stakeholders. The next Victorian election is scheduled for 25 November 2006.

Disciplinary action and cancellation

If the VCGA is satisfied that there has been a breach of:

- a condition of the Wagering Licence or Gaming Licence;
- the betting rules (being rules made in accordance with the Gaming and Betting Act for wagering or approved betting competitions);
- the Gaming and Betting Act or its regulations;
- the Gaming Machine Control Act;
- the Club Keno Act; or
- any other law relating to wagering or gaming,

and, within a specified period, TABCORP does not remedy the breach or satisfy the VCGA that steps have been taken to ensure that the breach does not occur again, the VCGA may reprimand, or impose a fine (not exceeding $5 million) on, TABCORP or an operator of the Wagering Licence or the Gaming Licence or both.

The Wagering Licence and Gaming Licence may only be cancelled by the Supreme Court of Victoria on an application to it (made with the consent of the Victorian Minister) by the VCGA. Grounds for cancellation include:

- a material breach, or persistent breaches, of any of the items listed in the paragraph above;
- TABCORP, or an operator, being convicted of an offence which is of sufficient magnitude to warrant cancellation;
- TABCORP, or an operator, being involved in a scheme or arrangement to avoid paying tax under the Gaming and Betting Act;
- the Supreme Court being satisfied that, on an application under the Corporations Act, it would be required to presume that TABCORP, or an operator, is insolvent; and
- TABCORP, or an operator, being an externally administered body corporate within the meaning of the Corporations Act.

The authority to conduct and promote Club Keno games in Victoria may be revoked by the Supreme Court of Victoria (on application by the Victorian Minister) on the ground that the participants (who are TABCORP and Tattersall's) have wilfully contravened or failed to comply with the Club Keno Act or with the authorisation granted by that Act.

Investigation, supervision and audit

While TABCORP holds the Wagering Licence and the Gaming Licence, the VCGA may investigate the conduct of operations under the licences from time to time and report the results of its investigations to the Victorian Minister. The Director of Gaming and Betting and inspectors appointed under the Gaming and Betting Act also exercise supervisory powers over the conduct of operations under the Wagering Licence and the Gaming Licence.

Gaming machine annual levy

Since 1 July 2000, TABCORP has had to pay an annual levy in respect of each gaming machine which it operates in Victoria. That levy was increased to $1,533.33 per machine on 1 July 2001. The levy operates in addition to taxes on gaming revenue.

(ii) The Gambling Regulation Act

As at the date of this Bidder's Statement, the Gambling Regulation Act has been passed by the Victorian Parliament, but not all provisions have come into operation. When fully operative, the Gambling Regulation Act will, amongst other things:

- replace the Club Keno Act, the Gaming and Betting Act and the Gaming Machine Control Act, although the substance of the provisions contained in those Acts (including as discussed elsewhere in this Bidder's Statement) is reflected in the Gambling Regulation Act;
- prohibit the advertising of poker machines through media outlets or unsolicited mail as well as imposing certain signage restrictions; and
- put in place arrangements whereby, from June 2004, all wagering refunds, dividends and prizes in relation to activities in Victoria under the Wagering Licence that remain unclaimed for six months will be paid to the Victorian government, less any expenses incurred in searching for the persons entitled to those amounts. The waiting period is currently 12 months.

(iii) NSW Casino Licence

Nature

The NSW Casino Licence was granted to Star City by the NSW Casino Control Authority pursuant to the NSW Casino Control Act on 14 December 1994. The NSW Casino Licence was granted for a period of 99 years and is not transferable.

Star City has the exclusive licence in New South Wales to conduct specified table games by players with gambling chips until 13 September 2007, after which time the NSW Casino Licence will be non-exclusive. If, during the exclusivity period, another licensed casino opens in New South Wales, then the NSW Casino Control Authority will pay to Star City an amount equal to all damages, costs and expenses suffered or incurred by Star City as a result of such occurrence (including loss of profits).

Restrictions

Restrictions which apply to the operation of Star City Casino include:

- the NSW Casino Control Authority must approve all games to be played in Star City Casino and the rules under which such games are played;
- Star City Casino must open for gaming at the hours and times specified by the NSW Casino Control Authority (and at no other times). Presently, Star City Casino is required to be open for gaming at all times;
- the NSW Casino Control Authority must approve the plans, diagrams and specifications of the casino facilities relating to the conduct and monitoring of casino operations;
- Star City must provide, on request, each participant in any loyalty scheme with statements setting out information concerning their wins from expenditure on and time spent playing gaming machines. Star City may not offer cash prizes in connection with a gaming machine loyalty scheme; and

- Star City cannot publish any advertisement in relation to gaming machines or permit such an advertisement to be published. There are also restrictions on casino advertising by Star City.

Disciplinary action and cancellation

The NSW Casino Control Authority may, in certain circumstances, require Star City to show cause why disciplinary action should not be taken against it within 14 days after receiving a notice to that effect. The relevant circumstances include where the NSW Casino Control Authority is satisfied that:

- there has been a breach of the NSW Casino Control Act or the NSW Casino Licence;
- the Star City Casino premises are no longer suitable for the conduct of casino operations;
- Star City is no longer a suitable person to give effect to the NSW Casino Licence; or
- it is no longer in the pubic interest that the NSW Casino Licence should remain in force.

If the NSW Casino Control Authority determines to take disciplinary action, it may cancel or suspend the NSW Casino Licence, impose a fine (not exceeding $1 million), amend the terms of the NSW Casino Licence or reprimand Star City.

Investigation, supervision and audit

The NSW Casino Control Authority may investigate the operations of Star City Casino, Star City or any person who is, in the opinion of the NSW Casino Control Authority, an associate of Star City or in a position to affect the exercise of functions in or in relation to Star City Casino. The NSW Casino Control Authority may report the results of its investigations to the Minister responsible for administering the NSW Casino Control Act. The NSW Casino Control Authority may require Star City or any persons directly or indirectly associated with Star City to provide information in connection with such investigations.

Inspectors appointed under the NSW Casino Control Act also exercise investigative and supervisory powers over the operations of Star City Casino.

In addition, at intervals not exceeding three years, the NSW Casino Control Authority must, pursuant to section 31 of the NSW Casino Control Act, investigate and form an opinion as to whether or not:

- Star City is a suitable person to continue to give effect to the NSW Casino Licence; and
- it is in the public interest that the NSW Casino Licence should continue in force.

The NSW Casino Control Authority completed its most recent investigation under section 31 of the NSW Casino Control Act in late 2003 and formed the opinion that Star City is a suitable person to continue to give effect to the NSW Casino Licence and that it is in the public interest that the NSW Casino Licence should continue in force.

(iv) Queensland Casino Licences

Nature

The licences to operate Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino were granted in 1985, 1995 and 1986 respectively.

The relevant members of the TABCORP Group holding those licences have also entered into the Queensland Casino Agreements with the State of Queensland in relation to these casinos (see section 1.6(e)). Certain casino games listed in the Queensland Casino Agreements with the State of Queensland can only be played in Queensland in a licensed casino. These games include blackjack, roulette, baccarat, craps, Two Up, mini dice, wheel of fortune and the machine derivative forms of these games. The Queensland Casino Agreements also permit other gaming machine operations at Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Regulation of the licences

The Queensland Casino Control Act governs the licensing and regulation of casinos in Queensland. This statute requires the State of Queensland to enter into an agreement with the holder of a casino licence that sets out the terms on which the licence is granted. The Queensland Parliament ratifies the agreement, which carries the force of law. It was in accordance with this requirement that the relevant members of the TABCORP Group and the State of Queensland entered into the Queensland Casino Agreements referred to above and discussed in section 1.6(e).

The Queensland Casino Control Act sets out various grounds for suspension or termination of a casino licence, including:

- breach by the licence holder of the relevant Queensland Casino Agreement;
- the licence holder knowingly providing false information to State regulatory authorities or the Queensland government;
- the licensee, a director or other person associated with the casino operations being judged as not being a suitable person to be associated with the casino; or
- the licensee being insolvent.

Where grounds for suspension or termination exist and they are of such a serious and fundamental nature that the integrity of the operation of the casino is jeopardised, or the interest of the public is adversely affected, the licence can be suspended or terminated. In such circumstances, the relevant licence holder would have an opportunity to show cause why the licence should not be suspended or terminated. If the licence is not suspended or terminated, other action can be taken (including the censure of the licensee or the appointment of an administrator to take control of the casino operations).

The Queensland Casino Control Act also contains provisions regulating the operation of casinos which deal with matters such as casino layout, surveillance and security, hours of operation, gaming equipment, internal controls and accounting procedures, and the conduct of games.

(v) New South Wales Keno licence

The Keno licence for New South Wales was granted to Jupiters Gaming (NSW) Pty Ltd (a wholly-owned subsidiary of TABCORP) under the predecessor legislation to the *Public Lotteries Act 1996* (NSW) on 3 March 1995. The licence is jointly held with ClubKeno Holdings Pty Ltd (a wholly-owned subsidiary of the Registered Clubs Association of New South Wales (which also uses the name 'Clubs NSW')) and authorises the operation of a real-time, wide-area Keno game in registered clubs in New South Wales (subject to the terms of the licence and the *Public Lotteries Act 1996* (NSW)). The licence is due to expire on 11 July 2007.

Under a management agreement with ClubKeno Holdings Pty Ltd (which represents the interests of registered clubs in New South Wales), Jupiters Gaming (NSW) Pty Ltd is required to notify or consult with ClubKeno Holdings Pty Ltd on a number of matters relating to the Keno operations in New South Wales, including the nomination of clubs as agents for the conduct of Keno and the formulation of the Keno rules.

(vi) Queensland Keno licence and monitoring licence

The licence for TABCORP's Keno operations in Queensland, held by Jupiters Gaming (a wholly-owned subsidiary of TABCORP), was granted in 1997 for a period of 25 years, and is exclusive for Keno and similar games until 23 June 2007. It authorises the operation of a real-time, wide-area Keno game in Queensland casinos, clubs, bars/pubs and TAB outlets. Those Keno operations are regulated by the *Keno Act 1996* (Qld), the terms of the Keno licence and an agreement with the State of Queensland.

1. Profile of the TABCORP Group and Bidder (cont'd)

The State of Queensland may terminate the licence at the end of the first 10 years of its term, or at the end of the first 20 years of its term, on giving six months' notice of termination. It may also terminate the licence at any time from year ten to year 17 of the licence by giving three years' notice of termination. In each case, upon such termination, the State of Queensland will be liable to pay compensation to Jupiters Gaming.

At the end of the first 10 years of the term of the licence, the State of Queensland may (on giving 12 months' notice to Jupiters and Jupiters Gaming) issue a Keno licence to Golden Casket, a Queensland State-owned corporation. The terms of any licence issued to Golden Casket with respect to tax and other charges payable to the State of Queensland must not be more favourable to Golden Casket than the terms of the licence held by Jupiters Gaming. In addition, Golden Casket must not operate Keno through clubs, bars/pubs or any other outlets used by Jupiters Gaming. If a Keno licence is granted to Golden Casket at a time when Golden Casket is an agent for Jupiters Gaming, Jupiters Gaming will receive, for the balance of the term of its Keno licence, a royalty based on Golden Casket's Keno turnover. The Keno licence does not confer exclusivity over internet Keno in a non-public place.

There are also provisions which allow the State of Queensland to terminate the Keno licence (without paying compensation) following certain defaults. However, in general, Jupiters Gaming will have an opportunity to cure any such defaults.

There are substantially similar restrictions on Jupiters Gaming in terms of its ability to alter its constitution or have directors appointed to its board, to those restrictions imposed on Jupiters (or other Jupiters Group entities) under the Queensland Casino Agreements (see section 1.6(e)).

Jupiters also holds a 10 year licence (which expires in 2007) to provide gaming machine monitoring and progressive jackpot services in Queensland. Jupiters is required to perform certain specified monitoring services in accordance with the terms of the licence.

(c) Shareholding restrictions in TABCORP

There are a number of restrictions on shareholdings in TABCORP which arise under legislation or due to the requirements of regulatory authorities.

Under the Gaming and Betting Act, it is unlawful for a person to have a 'prohibited shareholding interest' in TABCORP. A person will have a 'prohibited shareholding interest' in TABCORP if the person has voting power of more than 10% in TABCORP.

TABCORP's constitution also requires that a person must not have voting power in excess of the limit set out in the Gaming and Betting Act without the written consent of the NSW Casino Control Authority. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Star City Holdings, Star City is wholly-owned by Star City Holdings and Star City is licensed to conduct the Star City Casino business (the ***Relevant Period for NSW***).

In addition, TABCORP's constitution requires that a person must not have voting power in TABCORP of more than 10% without the written consent of the Queensland Minister. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Jupiters and Jupiters (or one of its subsidiaries) holds a casino licence in Queensland (the ***Relevant Period for Queensland***).

TABCORP must not knowingly permit a contravention of these prohibitions.

In each of the above cases, for so long as TABCORP Shares are the only voting shares in TABCORP, a person's voting power will be determined in accordance with the following formula:

$$\text{Voting Power} = \frac{\text{Number of TABCORP Shares in which the person and the person's associates have a relevant interest}}{\text{Total number of TABCORP Shares}} \times 100\%$$

In general terms, a person will have a relevant interest in a TABCORP Share if the person has the power to control voting in respect of, or the power to control disposal of, the TABCORP Share, whether or not the person is the registered holder of the share. A relevant interest may exist even if a person has indirect control over voting or disposal of the TABCORP Share through interconnected shareholdings, company chains or shareholder agreements. A person's associates will be determined in accordance with the relevant provisions in the Gaming and Betting Act, the Corporations Act and TABCORP's constitution (as applicable).

There are also restrictions on shareholdings in TABCORP which relate to the suitability of persons to be associated with particular aspects of the TABCORP Group's activities. These are discussed in section 1.5(d) in the context of certain associated divestiture and suspension powers.

(d) Divestiture of TABCORP Shares and suspension of voting rights

In order to control persons acquiring, holding or voting prohibited shareholding interests in TABCORP, the Gaming and Betting Act confers certain powers on the Victorian Minister and TABCORP's constitution confers certain powers on the TABCORP Board, the NSW Casino Control Authority and the Queensland Minister, including the following.

(i) Gaming and Betting Act

The Victorian Minister can require persons to furnish certain information to determine whether that person or any other person has, or is taking action to acquire, a prohibited shareholding interest in TABCORP.

If a person fails to provide the required information within the specified time or provides information which (in the Victorian Minister's opinion) is false or misleading in a material particular, the Victorian Minister can declare that the person is an associate of another person, suspend the voting rights attaching to specified shares in TABCORP or declare that a person has a prohibited shareholding interest in TABCORP.

Where the Victorian Minister declares that a person has a prohibited shareholding interest in TABCORP, the Victorian Minister can require that some or all of the relevant shares be disposed of, other than to an associate, within a period of not less than three months.

If a person fails to dispose of the relevant shares within the period set by the Victorian Minister, the specified shares are forfeited to the State of Victoria.

Where a person would acquire a prohibited shareholding interest in TABCORP as a result of a transaction, the Victorian Minister can declare that any voting shares transferred pursuant to that transaction are forfeited to the State of Victoria.

Where TABCORP Shares are forfeited to the State of Victoria, the VCGA must sell the shares and is not bound by any restriction on the sale of shares contained in TABCORP's constitution. It must distribute the net proceeds of the sale to the person from whom the shares were forfeited.

The Gaming and Betting Act also contains provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. For example, the Victorian Minister has the power under the Gaming and Betting Act to declare a resolution of a general meeting of TABCORP null and void where the Victorian Minister is of the opinion that the resolution has been passed as a result of the exercise of voting rights that have been suspended under the Gaming and Betting Act or that cannot be exercised by virtue of the Gaming and Betting Act.

(ii) TABCORP's constitution

The TABCORP Board may, from time to time, send to a shareholder a pro-forma statutory declaration (in a form approved by the TABCORP Board). The statutory declaration is to make provision for the recipient to

disclose certain information, including in relation to the person's voting power in TABCORP. When a person is sent a statutory declaration, that person must provide the required information to TABCORP within the specified time period (being seven calendar days after the declaration is sent to the person, unless the TABCORP Board sets a longer period).

Where a person who is required to provide a statutory declaration to TABCORP fails to do so as required, the voting rights in respect of all the TABCORP Shares registered in the name of that person (or other TABCORP Shares as the TABCORP Board may specify) are suspended until that person has provided the statutory declaration or has ceased to be the registered owner of those shares (whichever is the earlier).

A shareholder who fails to provide a statutory declaration in the form required or within the specified time may be given a notice by the TABCORP Board. If the statutory declaration in the form required is not provided within 14 calendar days after the date of the notice, the TABCORP Board may give a further notice to the shareholder requiring the shareholder to dispose of some or all of their TABCORP Shares within three months.

If the shareholder does not dispose of the TABCORP Shares as required, the TABCORP Board is empowered to appoint a person to dispose of the shares. In these circumstances, the net proceeds of the sale of the shares will be paid to the shareholder, provided that the shareholder has delivered to TABCORP documents or information as may be reasonably required by the TABCORP Board.

In addition to the foregoing, if TABCORP becomes aware that a person's voting power in TABCORP exceeds the voting power limits referred to in section 1.5(c) without the approval of the NSW Casino Control Authority or the Queensland Minister (as relevant) during the Relevant Period for NSW or the Relevant Period for Queensland respectively, it must serve a notice on the holder of any relevant shares to dispose of the shares which give rise to the breach of TABCORP's constitution. At that time, all dividend and voting rights attaching to the relevant shares will be suspended. That holder must dispose of all of their TABCORP Shares within 30 days after receiving such a notice. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Further, if during the Relevant Period for NSW the NSW Casino Control Authority determines that a person is a close associate of TABCORP within the meaning of the NSW Casino Control Act, and that that person is not a suitable person to be concerned in or associated with the operation or management of a casino in New South Wales, the NSW Casino Control Authority may notify TABCORP that it requires that person to dispose of all of their TABCORP Shares. TABCORP must then notify the relevant person of this requirement. That person must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Broadly speaking, a person will be a close associate of TABCORP if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Moreover, if during the Relevant Period for Queensland the Queensland Minister issues a notice to TABCORP, Jupiters or a subsidiary of Jupiters, setting out as a ground giving rise to its issue that a holder of TABCORP Shares is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of TABCORP, Jupiters or a subsidiary of Jupiters, TABCORP must immediately serve that notice on the applicable holder. At that time all dividend and voting rights attaching to the relevant TABCORP Shares will be suspended. The holder must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Under TABCORP's constitution, all shareholders of TABCORP acknowledge and recognise that the exercise by the TABCORP Board of the powers outlined above may cause individual shareholders disadvantage and that they have no right of action against the TABCORP Board or TABCORP for any loss or disadvantage incurred by them as a result of the TABCORP Board exercising these powers.

(e) Additional shareholding restrictions and divestiture provisions relating to the Star City Casino

Due to New South Wales regulatory requirements, there are a number of restrictions on shareholdings in Star City and its immediate parent company, Star City Holdings, and on certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments Pty Ltd) through which Star City Holdings is owned.

In addition, if the NSW Casino Control Authority determines that a person who holds shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (which persons would presently be limited to members of the TABCORP Group) is not a suitable person to be concerned in or associated with the operation or management of a casino, the NSW Casino Control Authority may notify the relevant shareholder that it requires that shareholder to dispose of all of their shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (as the case may be), and the applicable company is empowered under the terms of its constitution to enforce, and must enforce, the disposal of the shares in question.

By way of example, a shareholder in Star City or Star City Holdings might cease to be a suitable person to be concerned in or associated with the operation or management of a casino by reason of a change in the shareholders, directors or circumstances of TABCORP.

(f) Additional shareholding restrictions and divestiture provisions relating to the Jupiters casinos

Due to Queensland regulatory requirements, there are a number of restrictions on shareholdings in Jupiters, various subsidiaries of Jupiters and certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments No.2 Pty Ltd) through which Jupiters is owned.

In addition, if the Queensland Minister issues a notice to one of those companies under applicable Queensland legislation indicating that the member of the TABCORP Group which holds shares in that company is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the company receiving the notice, that company is empowered under the terms of its constitution to enforce, and must seek to enforce, the disposal of the shares in question.

By way of example, a member of the TABCORP Group might cease to be a suitable person to be associated or connected with the ownership, administration or management of another member of the TABCORP Group (which is subject to shareholding restrictions of the type outlined above) by reason of a change in the shareholders, directors or circumstances of TABCORP.

(g) Other restrictions

(i) Prohibitions on directors and other activities

TABCORP will be in breach of the Gaming and Betting Act if a director of TABCORP or of an operator of the Wagering Licence or the Gaming Licence:

- is a director of, or has voting power of 5% or more in, the holder of a casino licence under the *Casino Control Act 1991* (Vic) or the holder of a gaming operator's licence under the Gaming Machine Control Act; or
- is a Trustee of the Will and Estate of the late George Adams or a beneficiary in that Estate.

Further, TABCORP, its related bodies corporate and its associates (as defined in section 3(1) of the Gaming and Betting Act) are not permitted, amongst other things:

- to hold a casino licence under the *Casino Control Act 1991* (Vic) or to be employed by, or significantly associated with, the holder of such a licence;

- to hold a gaming operator's licence under the Gaming Machine Control Act or to be employed by, or significantly associated with, the holder of such a licence (except for the purposes of the Club Keno Act); or
- subject to certain exceptions, to hold a venue operator's licence under the Gaming Machine Control Act.

(ii) Prohibitions on certain issues and disposals of shares

Under the constitution of TABCORP, during the Relevant Period for NSW TABCORP must obtain the written approval of the NSW Casino Control Authority before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments Pty Ltd and TABCORP Participant. TABCORP Investments Pty Ltd owns all of the shares in Star City Holdings, which in turn owns all of the shares in Star City. TABCORP Participant, amongst other things, holds shares in TABCORP Investments Pty Ltd.

Similarly, under its constitution TABCORP must, during the Relevant Period for Queensland, obtain the written approval of the Queensland Minister before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments No.2 Pty Ltd and TABCORP Participant. TABCORP Investments No.2 Pty Ltd owns all of the shares in Jupiters, which holds, or owns various entities which hold, licences relating to casinos in Queensland. TABCORP Participant, amongst other things, holds shares in TABCORP Investments No.2 Pty Ltd.

(iii) Major changes (including in relation to associates)

It is a condition of the NSW Casino Licence that, except with the prior written approval of the NSW Casino Control Authority, Star City must not allow a major change in the state of affairs existing in relation to it if it is within Star City's power to prevent that change. Star City must also notify the NSW Casino Control Authority in writing of the likelihood of any change in such state of affairs.

A major change in the state of affairs existing in relation to Star City includes, amongst other things, any change in the state of affairs which results in a person becoming a close associate of Star City. Broadly speaking, a person will be a close associate of Star City if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Similarly, TABCORP and an operator under the Wagering Licence and the Gaming Licence are required to notify the VCGA of any change which results in a person becoming an associate of either of them and the approval of the VCGA may be required before such a change occurs.

1.6 Key contractual arrangements

(a) Joint Venture Agreement

The Joint Venture Agreement establishes an unincorporated joint venture between TABCORP Participant, a wholly-owned subsidiary of TABCORP, and VicRacing Pty Ltd, and entitles VicRacing Pty Ltd to a 25% interest in the income generated from, and the expenses incurred in, TABCORP's conduct of the activities under the Wagering Licence and the Gaming Licence (which relate to Victorian operations). This 25% interest amounted to $80.8 million (net) for the year ended 30 June 2003.

A wholly-owned subsidiary of TABCORP carries out the day to day management of the joint venture in accordance with the terms of the Joint Venture Agreement, approved operating plans and budgets and the lawful directions of a management committee established under the Joint Venture Agreement. One representative of TABCORP Participant and one representative of VicRacing Pty Ltd are entitled to vote on the management committee. In general, each voting representative must vote in favour of a resolution for it to be approved by the management committee.

In the context of an acquisition of Tab, the TABCORP Group and VicRacing Pty Ltd have also agreed that, post-acquisition, certain arrangements may be implemented between Tab and the joint venture management company, with the management company paying fees for services provided by Tab for the purposes of the joint venture (see further section 4.3(k)).

The TABCORP Group owns the principal assets (other than certain jointly-generated intellectual property) used in the conduct of the joint venture and employs the employees engaged in the conduct of the joint venture. The actual costs to the TABCORP Group of providing such assets and the services of the employees are charged to the joint venture. The TABCORP Group also provides (by way of loan) working capital required for the joint venture's day to day operations if, from time to time, there is a shortfall in money available from joint venture activities for that purpose. The provision of such working capital does not attract a funding charge and loans are repayable when sufficient money is available.

The joint venture management company is authorised to make a call on each of TABCORP Participant and VicRacing Pty Ltd if a loss occurs in any quarter. The amount called will be the amount necessary to cover the loss and will be made on each joint venturer in proportion to their relevant percentage interest in the joint venture.

If a joint venturer fails to pay a call, the other joint venturer is obliged to pay the relevant amount to the management company. That amount, plus a surcharge or interest charge, is a debt due and payable from the defaulting joint venturer to the other joint venturer. The Joint Venture Agreement contains a detailed regime pursuant to which such debts are repayable out of a defaulting joint venturer's income from the joint venture and, in the case of VicRacing Pty Ltd, also from product supply fees payable to Racing Products Victoria Pty Limited (see section 1.6(b)).

The amount which is able to be recovered by TABCORP Participant in any one financial year is limited to the extent that the aggregate payments made to VicRacing Pty Ltd (as income from the joint venture) and Racing Products Victoria Pty Limited (as fees) otherwise would total less than $100 million in any financial year. This limitation is a timing limitation only and does not reduce the quantum recoverable.

Subject to two exceptions, a joint venturer may not grant security over or sell or transfer any of its interest in the joint venture without the consent of the other joint venturer (which may be granted or withheld by the other joint venturer in its absolute discretion). The first exception is the granting of certain security in favour of the other joint venturer. The second exception would allow VicRacing Pty Ltd to sell or transfer the whole or part of its interest in the joint venture to one or more of the principal Victorian racing bodies.

The joint venture will terminate automatically if TABCORP ceases to hold the Wagering Licence and the Gaming Licence, or the licences issued on the expiry of those licences. In addition, the joint venture may be terminated:

- by agreement between the joint venturers;
- by a joint venturer on 60 days' notice, if certain insolvency events occur in relation to the other joint venturer; or
- by TABCORP Participant on 60 days' notice, if any one or more of the Victoria Racing Club, Moonee Valley Racing Club Inc or the Melbourne Racing Club ceases for at least ninety days to have the right to conduct races and as a result the racing program (see section 1.6(b)) is materially affected.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Joint Venture Agreement.

(b) Victorian Racing Program Agreement and Product Supply Agreement

The Victorian Racing Program Agreement and the Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to the TABCORP Group, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

Fees payable to Racing Products Victoria Pty Limited for the services under the Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing. For the year ended 30 June 2003, those fees amounted to $99.0 million.

Under the Victorian Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year. The indexation amounts to $18.1 million for the year ended 30 June 2003.

In general, until at least 24 hours after the running of each race, the TABCORP Group may only use the racing program provided under the Victorian Racing Program Agreement and information concerning thoroughbred, harness and greyhound racing provided under the Product Supply Agreement for the purposes of the joint venture between TABCORP Participant and VicRacing Pty Ltd.

In general, the joint venturers will not be permitted to obtain information relating to thoroughbred, greyhound and harness racing other than from Racing Products Victoria Pty Limited. However, if Racing Products Victoria Pty Limited were to default under the Product Supply Agreement, TABCORP Participant would be permitted to negotiate with interstate racing bodies for the supply of such information. The fee to be paid to Racing Products Victoria Pty Limited would be reduced by the amounts paid to any interstate racing body.

The Victorian Racing Program Agreement and the Product Supply Agreement will terminate only upon termination of the Joint Venture Agreement.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Victorian Racing Program Agreement and the Product Supply Agreement.

Taking into account all of the agreements with the Victorian Racing Industry discussed in sections 1.6(a) and 1.6(b), the total amount paid to the Victorian Racing Industry for the year ended 30 June 2003 was $250.4 million. The individual components of this aggregate amount are set out in sections 1.6(a) and 1.6(b).

(c) Taxation and levies on Star City

On 14 December 1994, the State of New South Wales and Star City entered into the Casino Duty and Community Benefit Levy Agreement, under which the parties agreed the manner in which the casino duty and casino community benefit levy to be paid by Star City under New South Wales law would be calculated and paid during the period of 12 years commencing on 13 September 1995.

The parties have agreed that, during that 12 year period, the rates at which the casino duty and casino community benefit levy would be charged would be fixed. By way of exception, however, the State of New South Wales can elect to change the rate of the casino community benefit levy provided there is also a corresponding and 'offsetting' change in the rate of the casino duty. The calculations of the casino duty are also subject to adjustments to reflect changes in a consumer price index.

The agreement provides for the State of New South Wales to review the casino duty and casino community benefit levy arrangements applying to Star City on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement. In conducting that review, the Treasurer of New South Wales is required to (*amongst other things*):

- provide Star City with an opportunity to make representations and submissions and give due regard to those submissions;
- give due regard to the financial viability of Star City and Star City earning a fair return on capital (having regard to, amongst other things, the prevailing rates of tax applicable to all forms of lawful gaming in New South Wales at that time); and
- ensure that any casino duty is calculated by reference to and dependent on receipt of gross revenue.

(d) Management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino

BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, operates Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of companies in the TABCORP Group under separate management agreements that expire in April 2010.

As indicated in section 1.2(d)(i), TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

The terms and fee arrangements of the two agreements are substantially similar. In particular, Jupiters (and, as relevant, Jupiters Custodian Pty Ltd) have granted to BI Gaming the sole and exclusive right to supervise and direct the management and operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of the TABCORP Group, including maintaining:

- internal controls, administrative and accounting procedures; and
- compliance with the Queensland Casino Control Act and the agreements between Jupiters and the State of Queensland (amongst others) regarding the casino licences for Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

The management agreements require BI Gaming and Jupiters to agree on numerous matters, including the maintenance of bank accounts and the preparation of profit forecasts and capital and equipment budgets.

Arrangements are in place to allow the use of certain intellectual property, including the names 'Conrad' and 'Conrad Hotels' (and associated logos), in relation to Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino. Under the management agreements, BI Gaming and its affiliates advertise and promote the hotels at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in association with other non-United States Conrad hotels, for a fee (as described below). BI Gaming also makes available to Jupiters the reservations services owned, managed and/or licensed by Hilton Corporation and Hilton International Company (as well as providing certain other standard hotel services provided to other non-United States Conrad hotels).

Under the management agreements, Jupiters is required to pay BI Gaming (on a monthly basis):

- a minimum management fee of 2% of gross revenues from the operation of each of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in each operating year of 1 July to 30 June; and
- an incentive management fee of 5% of the total income before fixed charges (after deducting the minimum management fee, but not the incentive management fee) from the operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in each operating year.

However, the management fee under each management agreement is subject to adjustment and deferral in years in which total income before fixed charges falls below certain levels.

Jupiters is also required to make other payments to BI Gaming under the management agreements, including:

- a payment of 1% of gross revenues from the operation of the two casinos (exclusive of casino revenue) towards advertising and business promotion for the Conrad International Hotels as a group; and
- reimbursement of certain costs and expenses incurred by BI Gaming.

The total amount paid to BI Gaming under both agreements in respect of the year ended 30 June 2003 (inclusive of both management fees and all other payments) was $23.5 million.

The management agreements contain provisions for termination on the occurrence of certain circumstances, including breach of a material covenant, insolvency on the part of either party and termination of the relevant casino licence. In addition, BI Gaming may terminate a management agreement in the event of:

- the suspension, cancellation or material limitation of BI Gaming's right to transfer funds out of Australia;

- the existence of any legal requirements in relation to the complexes which would cause BI Gaming or any of its affiliates to be in violation of United States laws if it complied with them;
- any licence required for the sale of alcoholic beverages or casino gaming being at any time denied, suspended or terminated and such denial, suspension or termination continuing unremedied for a period of 60 days; or
- the gaming authorities in Nevada or any other jurisdiction in which BI Gaming or any of its affiliates holds a gaming licence issuing a formal notice, order or direction that any such licence is in jeopardy of being revoked, denied or suspended due to any aspect of BI Gaming's role under the relevant management agreement.

The management agreements provide for the curing of specified defaults.

BI Gaming cannot assign the management agreements without the prior written consent of Jupiters. The disposition by Caesar's Entertainment of its controlling interest in BI Gaming, other than to an affiliate of Caesar's Entertainment, is deemed to be a prohibited assignment. Any assignment would also require regulatory consent under the Queensland Casino Control Act.

(e) Queensland Casino Agreements

Jupiters and other relevant members of the Jupiters Group (that is, those holding the Queensland Casino Licences) and the State of Queensland are parties to the Queensland Casino Agreements, which regulate the holding of the Queensland Casino Licences and certain matters concerning the corporate structure of the Jupiters Group.

The Queensland Casino Agreements in relation to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino require Jupiters to, amongst other things:

- provide copies of its financial accounts to the State of Queensland on a half yearly basis;
- obtain the prior approval of the State of Queensland before:
  - a director is appointed to Jupiters;
  - Jupiters enters into any loan agreement;
  - Jupiters issues any voting shares, non-voting shares or securities convertible into voting shares except in certain limited circumstances;
  - Jupiters transfers the units in Jupiters Trust, the entity through which the casino licence for Conrad Jupiters Hotel-Casino is owned;
  - Jupiters alters its constitution; and
  - Jupiters appoints independent auditors;
- provide or obtain information concerning its shareholders as required by the State of Queensland; and
- enforce the disposal of shares held by persons in Jupiters in accordance with Jupiters' constitution, and the vacation of office of any directors of Jupiters in accordance with any direction by the State of Queensland. The relevant provisions of Jupiters' constitution are summarised in section 1.5(f).

The Queensland Casino Agreement in respect of Jupiters Townsville Casino contains corresponding requirements to some of those set out above in relation to Breakwater Island Limited and the Breakwater Island Trust (both of which are wholly-owned by the Jupiters Group).

(f) Gold Coast Convention and Exhibition Centre agreements

Jupiters has entered into a number of agreements relating to the construction and operation of the GCCEC. The key agreements include:

- a development agreement with the State of Queensland, under which Jupiters agreed to build the GCCEC. Jupiters is responsible for the completion of the GCCEC under the development agreement. The State will own the GCCEC and will pay a fixed amount of $111 million (subject to certain adjustments) towards the costs of construction of the GCCEC, which was expected to be approximately $126.5 million. Jupiters bears

the responsibility for costs in excess of $111 million, and TABCORP currently expects these costs to be approximately $15.5 million (in line with the original construction budget); and

- a management contract with the State of Queensland for a term of ten years (from the opening of the GCCEC, which is expected to be mid 2004) with an option for a further ten years. Jupiters is entitled to receive 1.1% of the GCCEC's total revenue and 11% of gross operating profit in each year as management fees. It is also obliged to cover any operating shortfalls although, if shortfalls occur, they may be recovered out of future operating profits.

(g) TABCORP Group debt facilities

The TABCORP Group's principal bank debt facilities are currently:

- a $1,464,000,000 syndicated loan facility with Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Commonwealth Bank of Australia, HSBC Bank Australia Limited, National Australia Bank Limited and Westpac Banking Corporation. At 31 December 2003, this facility was drawn to $1,220,000,000; and
- a $600,000,000 loan facility with National Australia Bank Limited. At 31 December 2003, this facility was drawn to $433,000,000.

The events of default applicable to each of these loan facilities are similar to, and no wider in scope than, the events of default applicable under the Loan Facility which will be used to provide the funds to satisfy the cash component of the consideration under the Offer (as discussed in section 6.5).

Other members of the TABCORP Group have bank facilities drawn or available to be drawn, including:

- a $15,000,000 standby facility from Australia and New Zealand Banking Group Limited to Jupiters. At 31 December 2003, $13,538,462 of this facility was utilised; and
- a $208,000,000 bank facility from Commonwealth Bank of Australia to members of the Star City Group. At 31 December 2003, $137,805,000 of this facility was utilised.

Senior redeemable notes issued by Jupiters with a principal outstanding amount of US$135,000,000 were redeemed on 2 March 2004. The redemption amount was funded from the TABCORP Group's principal bank debt facilities referred to above.

Members of the TABCORP Group have entered into interest rate swaps and currency swaps to hedge the TABCORP Group's exposure to certain interest rate and currency risks.

1.7 Additional information regarding TABCORP

(a) Publicly available information

TABCORP has been listed on ASX since 1994. A substantial amount of information concerning TABCORP has previously been notified to ASX.

(b) Regular reporting and disclosure obligations

TABCORP is a 'disclosing entity' for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require TABCORP to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the financial market operated by ASX. In particular, TABCORP has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it becomes aware concerning TABCORP which a reasonable person would expect to have a material effect on the price or value of TABCORP Shares.

A summary of the ASX announcements made in relation to TABCORP between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure A, other than those ASX announcements which were also made in relation to Tab and were made by a person other than TABCORP (those announcements are summarised in Annexure B). Copies of announcements made by TABCORP to ASX are available from ASX and via a link from TABCORP's website (www.tabcorp.com.au).

(c) Financial reports

The annual report for TABCORP for the year ended 30 June 2003 was lodged with ASIC on 30 September 2003 and given to ASX on that date. The annual report for Jupiters for the year ended 30 June 2003 was lodged with ASIC on 24 October 2003 and given to ASX on that date. The Jupiters Group was not acquired by the TABCORP Group until after 30 June 2003.

(d) Copies of available information

Copies of documents lodged with ASIC in relation to TABCORP may be obtained from, or inspected at, an ASIC office.

In addition, TABCORP will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period:

- the annual financial report of TABCORP for the year ended 30 June 2003;
- the annual financial report of Jupiters for the year ended 30 June 2003;
- the half year financial report for TABCORP for the half year ended 31 December 2003, which was lodged with ASIC by TABCORP on 19 February 2004; and
- any continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended 30 June 2003 was lodged with ASIC (that is, since 30 September 2003).

To obtain a copy of any of the above documents during the Offer Period, interested persons may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia) or alternatively can obtain this information from TABCORP's website (www.tabcorp.com.au).

1.8 Overview of Bidder

Bidder is a wholly-owned subsidiary of TABCORP.

Bidder was incorporated in Australia on 2 March 2004 and its principal activity is to invest in Tab Shares.

The directors of Bidder are Matthew J. Slatter, David E. Elmslie and Peter H. Caillard. Information relating to Mr Slatter is set out in section 1.3. Information in relation to Messrs Elmslie and Caillard (who are both members of TABCORP's senior management team), including their role within the TABCORP Group, is set out below.

(a) D.E. Elmslie

Chief Financial Officer

David Elmslie was appointed Chief Financial Officer of TABCORP in February 2003, having previously held the positions of Executive General Manager, Gaming and Executive General Manager, Development. He originally joined TABCORP in May 1995 and played a key role in the acquisition and post-merger integration of the Star City Group. Prior to joining TABCORP, he held a number of finance positions, including at Elders Resources NZFP Ltd and Coopers and Lybrand.

(b) P.H. Caillard

Executive General Manager - Corporate, Legal and Compliance

Peter Caillard was appointed Executive General Manager - Corporate, Legal and Compliance of TABCORP in June 2003 after originally being appointed General Counsel and Company Secretary in September 1998. Previously he was Legal Counsel at Crown Limited, prior to which he was a solicitor with Arthur Robinson & Hedderwicks. He holds a Masters of Law degree, is a member of the Australian Institute of Company Directors and a Fellow of the Chartered Institute of Company Secretaries. Mr Caillard is also a former Director of the Law Institute of Victoria, Victorian President of the Australian Corporate Lawyers Association and Fellow of the Williamson Leadership Program.


TAB
Star City
CONRAD
JUPITERS

Section 2

Information about TABCORP Securities

2. Information about TABCORP Securities

2.1 TABCORP issued securities

As at the date of this Bidder's Statement, there are on issue:

- 415,279,795 TABCORP Shares;
- 3,935,791 unlisted executive options to subscribe for TABCORP Shares; and
- 200,728 share rights under the Long Term Performance Plan discussed in section 2.7.

A further 8,203,666 TABCORP Shares are due to be issued on or about 6 April 2004 under the DRP and the DRP underwriting agreement (see section 2.5).

2.2 Trading of TABCORP Shares

The closing sale price of TABCORP Shares on ASX on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement) was $12.29.

The highest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $12.35. The lowest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $11.01.

Figure 2.2.1 sets out the daily closing price of TABCORP Shares and daily volume of TABCORP Shares traded on ASX from 1 April 2003 to 1 April 2004.

Figure 2.2.1 : Daily closing price and daily volume of TABCORP Shares



$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
Closing share price
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume traded ('000)
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Volume
Closing price

The volume weighted average share price of TABCORP Shares on ASX:

- over the six months to 1 April 2004 was $11.47;
- over the three months to 1 April 2004 was $11.58; and
- over the month to 1 April 2004 was $11.90.

2.3 Dividends

TABCORP paid a fully franked dividend of 67 cents per share in respect of the year ended 30 June 2003, being 33 cents in respect of the six months to 31 December 2002 and 34 cents in respect of the six months to 30 June 2003. This compared to 63 cents per share for the year ended 30 June 2002 and 51 cents per share for the year ended 30 June 2001.

On 19 February 2004, TABCORP declared a fully franked interim dividend of 35 cents per share in respect of the six months ended 31 December 2003.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue if Bidder acquires all of the Tab Shares, subject to the availability of sufficient profits and franking credits. For further information, see section 5.5(b)(v).

2.4 Rights attaching to the TABCORP Shares offered

The TABCORP Shares received as consideration under the Offer will be fully paid and rank equally with existing TABCORP Shares, except that they will not be entitled to participate in the TABCORP interim dividend in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

TABCORP Shares are quoted on ASX. In the United States of America, shares in TABCORP are traded in sponsored American Depository Receipt form.

An application will be made within seven days after the start of the Bid Period to ASX for official quotation of the TABCORP Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the TABCORP Shares issued under this Offer will be quoted on ASX, but quotation is expected in the ordinary course as TABCORP is already admitted to the Official List of ASX.

The rights and restrictions attaching to the TABCORP Shares which will be issued as part of the consideration under the Offer are primarily set out in TABCORP's constitution and in the Corporations Act and are subject to statutory, common law and ASX Listing Rule requirements. The main rights and liabilities attaching to the TABCORP Shares are summarised in Annexure C and sections 1.5(c) and 1.5(d).

2.5 TABCORP dividend reinvestment plan

TABCORP has established a dividend reinvestment plan which provides TABCORP shareholders with a choice of reinvesting dividends paid on TABCORP Shares in TABCORP Shares rather than receiving such dividends in cash. The dividend reinvestment plan commenced operation in relation to TABCORP's interim dividend for the year ending 30 June 2004.

Participation in the DRP is optional and is generally open to all holders of TABCORP Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The TABCORP Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of TABCORP's constitution or may be contrary to any law.

A shareholder may participate in the DRP in respect of some or all of their shares.

The TABCORP Board will determine with respect to the operation of the DRP for any dividend whether to issue new TABCORP Shares or to cause a transfer of existing TABCORP Shares to a participant, or to effect a combination of both.

Shares issued or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP Shares sold in the ordinary course of trading on ASX over 10 Trading Days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the TABCORP Board from time to time. The discount may not exceed 2.5%.

The dividend payable on TABCORP Shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional TABCORP Shares. Any balance remaining in a participant's DRP account after TABCORP Shares have been issued or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

No brokerage, commission or other transaction costs will be payable by participants on TABCORP Shares acquired under the DRP. TABCORP Shares issued under the DRP will, from the date of issue, rank equally in all respects with all other TABCORP Shares. TABCORP will apply for quotation on ASX of TABCORP Shares issued under the DRP.

The DRP may be varied, suspended or terminated by the TABCORP Board at any time.

TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% (as determined by TABCORP) of the amount of any interim and final dividend for the years ending 30 June 2004 and 30 June 2005, up to a maximum amount of $120 million in respect of each dividend.

On or about 6 April 2004, a further:

- 5,363,823 TABCORP Shares are due to be issued under the DRP;
- 2,839,843 TABCORP Shares are due to be issued under the underwriting agreement in respect of the DRP,

in relation to TABCORP's interim dividend for the year ending 30 June 2004.

2.6 TABCORP shareholder discount scheme

TABCORP has decided to introduce a shareholder benefits scheme that will provide TABCORP shareholders who hold a minimum of 200 TABCORP Shares with benefits such as special hotel room rates and restaurant discounts at the TABCORP Group's hotel and casino complexes. Details in relation to the shareholder benefits scheme are available from TABCORP's website (www.tabcorp.com.au).

2.7 Employee share plans

At TABCORP's AGM on 30 October 2003, shareholders approved the implementation of two employee share plans by TABCORP. The plans replace previous employee share plans operated by TABCORP.

Part of the reason for the introduction of the plans (which are intended to replace earlier plans operated by TABCORP) is to provide key employees whose actions and decisions have strategic and operational importance to TABCORP with a total annual reward package comprising a mix of base pay as well as short and long term incentive components.

The following is a summary only of the key terms of the plans.

(a) Long Term Performance Plan

The first plan, the 'Long Term Performance Plan', provides the long-term incentive component of the reward package for key employees through a mix of performance options and share rights. Vesting of both performance options and share rights will occur over a three to five year period and be based on the satisfaction of performance hurdles based on TABCORP's comparative performance in the market. Performance options will have an exercise price based on the value of TABCORP Shares at grant. Share rights will deliver the whole value of fully paid ordinary shares to the participant.

Allocations to senior executives under the Long Term Performance Plan will be structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other key employees will provide a more conservative reward outcome as a percentage of total annual reward.

On termination of employment, an employee's entitlements which have not vested will lapse, and entitlements which have vested will be exercisable for 90 days, following which they will lapse.

(b) Deferred Share Plan

TABCORP Shares acquired under the second plan, the 'Deferred Share Plan', will be acquired by employees at market value but will be subject to restrictions on sale for a period of three years (although without affecting voting, dividend or other rights associated with the shares). These restrictions will end upon termination of employment.

This plan will provide the short term incentive component of the reward package for key employees, with individual, business unit and company performance hurdles evaluated over a 12 month period. Other employees will be able to elect to purchase TABCORP Shares via the sacrifice of pre-tax salary.

(c) Limitations

The aggregate of all shares still the subject of allocations under the Long Term Performance Plan (that is, performance options and share rights that have either not vested, or have not been exercised) and shares subject to restriction under the Deferred Share Plan or other plans will be limited to 5% of TABCORP's total issued share capital.

(d) Former General Employee Share Plan

The Long Term Performance Plan and Deferred Share Plan replace employee share plans previously operated by TABCORP. Whilst those former plans no longer continue to operate, arrangements already entered into under those plans will continue through to their completion.

This page has been left blank intentionally.


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TAB
Star City
CONRAD
JUPITERS

Section 3

Profile of the Tab Group

3. Profile of the Tab Group

3.1 Disclaimer

The information in this section 3 (other than section 3.8) on Tab and the Tab Group has been prepared based on a review of publicly available information (which has not been independently verified) and a financial due diligence investigation conducted by TABCORP which involved reviewing selected non-public information about the Tab Group provided by Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Tab and the Tab Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Tab's businesses or Tab's issued securities may be included in Tab's target's statement in relation to the TABCORP Offer which will be sent to you directly by Tab.

3.2 Overview of Tab

Tab is a public company listed on ASX. Its head office is in New South Wales, Australia.

Tab has five operating businesses covering wagering, gaming and broadcasting, being:

- the Tab wagering business, which uses the Tab Totalizator Licences to operate off-course and on-course wagering in New South Wales. The licences are for 99 years, with the first 15 years of those licences being exclusive;
- Sky Channel, which is a commercial satellite broadcasting and domestic pay television service that telecasts race meetings and other sporting events throughout Australia and internationally;
- radio station 2KY, which broadcasts thoroughbred, harness and greyhound race meetings;
- two businesses trading together under the name 'maxgaming', being:
  - the New South Wales wide linked jackpot game business (the ***Links Business***) operating under the Links Licences providing the 'Maximillions', 'Bullionaire' and 'Dollar Dazzler' linked jackpot games to registered clubs, and 'The Stash' and 'Lasseters Loot' linked jackpot games to hotels, in New South Wales; and
  - the gaming machine investment business (the ***Investment Licence Business***) operating under the Investment Licence providing gaming machines to hotels in New South Wales; and
- the Data Monitoring Services Business, which operates under an exclusive New South Wales government licence (the Data Monitoring Services Licence) to monitor the duty payable on more than 100,000 gaming machines in New South Wales.

3.3 Publicly available information

Tab is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The annual report for Tab for the year ended 30 June 2003 was lodged with ASIC on 18 September 2003 and given to ASX on that date. The half year report for Tab for the six months ended 31 December 2003 was lodged with ASIC on 6 February 2004 and given to ASX on that date.

A summary of the ASX announcements made in relation to Tab between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure B, other than those ASX announcements made in relation to Tab by TABCORP since 30 June 2003 (those announcements are summarised in Annexure A).

Information about the Tab Group (including copies of financial statements) may also be obtained from Tab's website at www.tablimited.com.au.

3.4 Tab securities on issue

According to documents lodged by Tab with ASX, as at the date of this Bidder's Statement the total number of securities on issue in each class in Tab is as follows:

Class	Number
Tab Shares	451,097,362
Tab Options	1,680,000

If the holders of all Tab Options were able to, and did, exercise those options, the total number of Tab Shares on issue would be 452,777,362.

Tab Shares are quoted on ASX and may be freely traded. Tab Options are not quoted on ASX.

3.5 Tab employee share plans

According to documents lodged by Tab with ASX, TABCORP understands that as at the date of this Bidder's Statement Tab currently has two employee share plans in operation, being:

- the Tab Employee Performance Share Plan; and
- the Tab Employee Savings Share Plan.

Details of these plans are set out in sections 3.2 and 4.7 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer.

3.6 Tab Options

So far as known to Bidder, Tab Options are held by five executives of Tab (including Tab's Managing Director) and have the following exercise prices and expiry dates:

Number of options	Expiry date	Exercise price
1,000,000	30 November 2009	$2.90
180,000	3 July 2010	$2.43
500,000	29 September 2011	$2.67

Section 4.8 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer indicates that 680,000 of the Tab Options have vested and are exercisable at any time. Bidder does not know whether any or all of the remaining Tab Options which are not presently exercisable will become exercisable as a result of the Offer. There is nothing in Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer to suggest that this is the case.

See section 9.1 in relation to Bidder's possible approaches to the treatment of unexercised Tab Options in connection with the Offer.

3.7 Offer extends to new Tab Shares

The Offer extends to Tab Shares that are issued on the exercise of Tab Options during the period from the Register Date to the end of the Offer Period.

3. Profile of the Tab Group (cont'd)

3.8 Interests in Tab securities

(a) Bidder's relevant interest in Tab securities

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Bidder did not have a relevant interest in any Tab Shares or Tab Options and had no voting power in Tab.

(b) Acquisitions of Tab Shares by Bidder or associates

Neither Bidder nor any of its associates has provided (or agreed to provide) consideration for a Tab Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement or in the period between the date of this Bidder's Statement and the date of the Offer.


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TAB
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Section 4

Intentions

4. Intentions

4.1 Introduction

This section 4 sets out the rationale for the Offer and TABCORP's intentions in relation to:

- the continuation of the business of Tab;
- any major changes to the business of Tab and any redeployment of the fixed assets of Tab; and
- the future employment of the present employees of Tab.

These intentions are based on the information concerning Tab, its business and the general business environment which is known to TABCORP at the time of preparation of this Bidder's Statement, which is limited to publicly available information and a financial due diligence review of limited material provided by Tab.

Final decisions regarding these matters will only be made by TABCORP in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 4 are statements of current intention only, which may change as new information becomes available to it or as circumstances change.

Bidder's intentions concerning the businesses, assets and employees of, and securities in, Tab are the same as the intentions of TABCORP set out in this section 4.

4.2 Rationale for the Offer

If the Offer is successful, the acquisition of Tab will enhance the TABCORP Group's position as Australia's premier gambling and entertainment group. The Merged Group would operate wagering businesses in New South Wales and Victoria, together with the key wagering media businesses (including Sky Channel). The Merged Group would also operate four casino properties, in excess of 18,000 gaming machines on the east coast of Australia, Keno in nearly 2,000 venues, gaming machine monitoring operations in Victoria and Queensland (see section 4.3(c) in relation to Tab's Data Monitoring Services Business), the AWA technical services business and an international monitoring and totalizator sales and support business.

If the Offer is successful, TABCORP expects to combine and leverage the considerable expertise within both TABCORP's and Tab's wagering operations to create greater operational scale from which synergies and efficiencies can be extracted. The Merged Group is expected to be able to combine wagering information technology platforms. It also expects to extract synergies from combining the wagering pools, although TABCORP will only be able to achieve such pooling if the approvals discussed in section 4.3(i) are obtained.

Additional benefits are expected to be available as a result of the ability to combine the best of both management teams and the operating synergies and efficiencies arising from the combination of the administration, finance, human resources and other overhead activities of both TABCORP and Tab.

The combination of the Tab Group and the TABCORP Group will reduce the dependency of the combined business on any particular regulatory jurisdiction, broaden the skill base and expertise of both TABCORP and Tab and position the Merged Group for future opportunities.

4.3 Intentions upon acquisition of 90% or more of the Tab Shares

This section 4.3 sets out TABCORP's current intentions if Bidder acquires relevant interests in 90% or more of the Tab Shares and Bidder is entitled to proceed to compulsory acquisition of the remaining Tab Shares under the Corporations Act.

(a) Corporate matters

It is intended that Bidder would:

- proceed with compulsory acquisition of the outstanding Tab Shares (including any Tab Shares issued as a result of the exercise of Tab Options after the end of the Offer Period in the six weeks after Bidder gives the compulsory acquisition notices) in accordance with the provisions of Chapter 6A of the Corporations Act;
- arrange for Tab to be removed from the Official List of ASX; and

- replace all members of the Tab Board with nominees of TABCORP, whom it expects will be Matthew J. Slatter, David E. Elmslie and Peter H. Caillard (being the directors of Bidder and members of the TABCORP senior management team).

Bidder may also proceed to compulsory acquisition of the Tab Options which have not been exercised, or alternatively pursue other arrangements in relation to those securities (see section 9.1).

(b) Wagering head office and TABCORP Board representation

TABCORP intends to:

- appoint one further New South Wales based director to the TABCORP Board; and
- locate the divisional headquarters of the Merged Group's wagering business in New South Wales, from where it would oversee the operations of the New South Wales and Victorian wagering businesses.

(c) Sale of the Tab Gaming Division

The New South Wales government has indicated that if Bidder is nominated as the Nominated Company for the purposes of the Totalizator Act and the Privatisation Act (thereby enabling it to acquire control of Tab), it will be a condition of that nomination that Tab's Data Monitoring Services Business and Links Business (together the ***Tab Gaming Division***) be divested within 18 months of Tab being taken over by Bidder. Section 9.6 discusses the amendments to the Totalizator Act and the Privatisation Act that are contained in the Totalizator Amendment Act and the reason why nomination of Bidder as the Nominated Company is required in order for the Offer to proceed.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the divestment of the Tab Gaming Division. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government. TABCORP anticipates that any such undertakings will require that:

- prior to divestment, TABCORP will ensure that all of the information pertaining to the customers of the Tab Gaming Division is maintained separately and that appropriate 'Chinese walls' are implemented or (to the extent they already exist) maintained so that information in relation to those businesses will only be available to appropriate selected parties;
- prior to divestment, the Tab Gaming Division will be held by the TABCORP Group separately from the TABCORP Group's other existing New South Wales businesses, including Star City Casino; and
- the Tab Gaming Division be disposed of to a purchaser (who must be approved by the New South Wales government) within the 18 month period referred to above.

TABCORP intends to seek to sell the Tab Gaming Division at its market value and in accordance with any undertakings given to the New South Wales government. Risks associated with the divestment of the Tab Gaming Division are set out in section 8.6(m).

(d) Investment Licence Business

The New South Wales government has indicated that it will be a further condition of Bidder's nomination as the Nominated Company (if that occurs) that the Investment Licence will be withdrawn. However, the New South Wales government has indicated that arrangements will be made to allow Tab to complete its existing contractual obligations with respect to machines already in hotels.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the withdrawal or cancellation of the Investment Licence. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government.

4. Intentions (cont'd)

Subject to the terms of any undertakings which may be given to the New South Wales government, TABCORP will procure that Tab completes its outstanding contractual obligations with respect to the machines already in hotels (which TABCORP understands to be approximately 100) and, following completion, relinquishes the Investment Licence.

(e) Use of sale proceeds

If the net proceeds of any sale of the Tab Gaming Division are received at a time when funds drawn down under the Loan Facility are outstanding, those net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them (see section 9.7(a)(ii)).

(f) Sky Channel and radio station 2KY

Subject to the operational review described in section 4.3(k), TABCORP intends to continue to operate Sky Channel and radio station 2KY. It also proposes to establish a consultative committee in relation to programming for Sky Channel, which would comprise representatives of TABCORP and representatives of the racing industries in various States (see section 9.7(a)(viii)).

TABCORP intends to maintain Tab's media business (Sky Channel and radio station 2KY) as a separate business division reporting to TABCORP's chief executive officer and managing director.

(g) Consolidation of wagering information technology operations

TABCORP intends to consolidate the wagering information technology operations of Tab and TABCORP over a three year period onto a consolidated wagering information technology platform. Subject to a review of Tab's wagering host system, TABCORP intends to utilise TABCORP's existing internally developed Bravo wagering software for this purpose. As a part of this process, some software development for the existing Tab terminals will be undertaken. The approval of the New South Wales Department of Gaming and Racing will be required in order to migrate Tab to the Bravo wagering software.

TABCORP intends to rationalise the number of call centres servicing the Merged Group's customers in New South Wales and Victoria and consolidate some of TABCORP's New South Wales Keno operations into the Merged Group's New South Wales premises.

In addition, where possible, common information technology systems will be used to minimise duplication of resources and thereby maximise the benefits arising from the combination of the Tab Group and the TABCORP Group.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to a number of Tab and TABCORP employees involved in these areas whose responsibilities would be duplicated. There may be some Tab employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business unit. However, TABCORP expects that a number of Tab and TABCORP employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(h) Surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements. It intends to divest those assets within the first three years after an acquisition of Tab. If the net proceeds of sale are received at a time when funds drawn down under the Loan Facility are outstanding, the net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them

(i) Pooling

TABCORP Manager Pty Ltd (a wholly-owned subsidiary of TABCORP) currently has in place pooling arrangements in respect of totalizator bets received pursuant to TABCORP's Wagering Licence in Victoria and the wagering licences of its independent SuperTAB partners in Tasmania, Western Australia and the Australian Capital Territory.

TABCORP intends to pursue the pooling of totalizator bets received pursuant to the Tab Totalizator Licences with the totalizator bets received pursuant to the wagering licences in the other four jurisdictions outlined above. The pooling arrangements would apply to all races on which one or more of the relevant wagering licensees conduct common betting. TABCORP Manager Pty Ltd would not charge Tab any fee in connection with the entry into the proposed pooling arrangements (see further section 9.7(a)(iv)).

A wide range of approvals will be required to adopt such common pooling arrangements. In particular, a common set of betting rules will need to be agreed or permitted by:

- the relevant totalizator companies (namely, Tab, TABCORP Manager Pty Ltd, ACTTAB Limited, Tote Tasmania Pty Ltd and Racing and Wagering Western Australia);
- the relevant state racing industries or their representative bodies (including NSW Racing and VicRacing Pty Ltd); and
- the relevant regulatory authorities (including the Minister administering the Totalizator Act and the VCGA).

In addition, agreements will need to be reached with various State governments in relation to the tax treatment of the pooled bets in the various affected jurisdictions.

To the extent that all necessary approvals are obtained and all necessary agreements are reached so that pooling is implemented in respect of New South Wales, TABCORP expects that the pooling would reduce odds fluctuations, particularly in smaller pools where bets can change the odds significantly. This is expected to create greater customer appeal and enhance revenue. Accordingly, TABCORP expects that the necessary approvals will be obtained and necessary agreements will be reached.

Some of the potential benefits from pooling the Tab and SuperTAB wagering pools have been incorporated into the synergies referred to in section 5.5(b)(i).

TABCORP will also consider seeking to include UNiTAB's wagering pool in the pooling arrangements discussed in this section 4.3(i), subject to TABCORP and UNiTAB being able to agree mutually acceptable terms and the receipt of the approval of the relevant State governments and racing industries.

(j) Head office and head office employees

TABCORP intends to combine certain common Tab and TABCORP corporate head office functions (such as finance and accounting, human resources, risk management and in-house legal) as well as those functions involved in setting overall planning and control of the combined operations of the Tab Group and the TABCORP Group, with the aim of eliminating duplication of tasks. The corporate headquarters of the Merged Group would be located in Victoria.

Any remaining head office functions of Tab will be devolved to the relevant business units or outsourced to external consultants and advisers.

TABCORP expects that, in this way, it will be possible to reduce the cost of Tab's head office functions.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to many of the Tab head office employees whose responsibilities would be duplicated or transferred to TABCORP business units or outsourced following a successful acquisition. There may be some Tab head office employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business units. However, TABCORP expects that a number of Tab and TABCORP head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

4. Intentions (cont'd)

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(k) General operational review

As at the date of this Bidder's Statement, TABCORP and Bidder have conducted only a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab. Consequently, TABCORP's and Bidder's knowledge of the assets and operations of the Tab Group is limited to the selected non-public information and to public information.

Accordingly, if Bidder acquires all of the Tab Shares, TABCORP intends to conduct a thorough and broad-based general review of Tab's corporate structure, assets, businesses, personnel and operations. This review will apply quantitative and qualitative factors to measure performance and areas for improvement.

While TABCORP does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on identifying opportunities in relation to:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions;
- the efficiency of operations through maximising the utilisation of existing resources and leveraging the potential purchasing synergies (such as in marketing);
- minimising duplication in operational areas such as call centres, information technology and sportsbetting;
- the efficiency of management structures in the Merged Group; and
- improving capital management through the implementation of common systems across the wagering businesses of Tab and TABCORP.

This may involve fee-based services or consultancy arrangements being implemented between members of the Merged Group.

The review may impact on employees of the Tab Group, including as described in sections 4.3(g) and 4.3(j).

4.4 Intentions upon acquisition of more than 50.0%, but less than 90%, of the Tab Shares

Although Bidder is seeking to acquire all of the Tab Shares, the Offer is subject to a condition that Bidder acquires a relevant interest in more than 50.0% of the Tab Shares (see section 10.7(a)). Consequently, if the Offer becomes, or is declared, free of all of the other conditions in section 10.7, Bidder may acquire relevant interests in more than 50.0%, but less than 90%, of the Tab Shares. In such circumstances, Bidder will not be entitled to use the compulsory acquisition procedures in Chapter 6A of the Corporations Act to acquire the remaining Tab Shares and move to 100% ownership of Tab.

This section 4.4 sets out TABCORP's current intentions if that is the case.

(a) Corporate matters

It is intended that Bidder would:

- maintain Tab's listing on ASX, subject to the requirements for listing (including a sufficient spread of investors) continuing to be satisfied (although in this event the liquidity of Tab Shares on ASX is likely to be materially diminished); and
- subject to the Corporations Act and Tab's constitution, seek to add to, or replace, a proportion of the members of the Tab Board with nominees of TABCORP (to reflect TABCORP's proportionate ownership interest in Tab), with minority shareholders represented by at least one independent director. TABCORP and Bidder have not made any decision as to who would be nominated for appointment to the Tab Board in this case.

(b) **Certain intentions expressed in section 4.3**

In these circumstances, TABCORP's intentions will be the same as set out in sections 4.3(b), 4.3(c), 4.3(d), 4.3(f) (but subject to the operational review described in section 4.4(e) rather than the review described in section 4.3(k)), 4.3(g) and 4.3(i).

(c) **Sale of assets**

Sections 4.3(e) and 4.3(h) discuss TABCORP's intentions in relation to the use of the net proceeds of sale of various assets if Bidder acquires relevant interests in more than 90% of the Tab Shares.

If Bidder acquires relevant interests in more than 50.0%, but less than 90%, of the Tab Shares, TABCORP still intends to seek to effect the sales described in those sections. However, in such a scenario, the net proceeds of sale will only be applied in repayment of the outstanding balance of the Loan Facility to the extent that Bidder receives any form of distribution from Tab that is sourced from those net proceeds of sale.

(d) **Head office and head office employees**

TABCORP would not seek to combine the corporate head offices of Tab and TABCORP unless it acquires 100% of the Tab Shares. However, TABCORP would, through its appointees to the Tab Board, propose that the consideration of possible head office cost reductions be included in a general operational review.

(e) **General operational review**

TABCORP, through its nominees on the Tab Board, is likely to propose that Tab implement a general operational review of the nature referred to in section 4.3(k), with the aim of pursuing, to the maximum extent possible and appropriate, the type of opportunities which might have been available to TABCORP if Bidder had acquired 100% of Tab.

TABCORP would also propose, through its nominees on the Tab Board, a review of Tab's dividend policy, to ensure that it reflects a balance between providing shareholders with an appropriate yield on their investment and ensuring that sufficient resources are maintained within Tab to fund its ongoing activities and capital requirements.

(f) **Further acquisition of Tab Shares**

Bidder may, at some later time, acquire further Tab Shares in a manner consistent with the Corporations Act.

(g) **Compulsory acquisition at a later time**

If Bidder becomes entitled at some later time to exercise general compulsory acquisition rights under Part 6A.2 of the Corporations Act, it may exercise those rights.

4.5 Other intentions

Other than as set out in this section 4, it is the present intention of TABCORP to procure that Tab will:

- generally continue the business of Tab;
- not make any major changes to the business of Tab nor to redeploy any of the fixed assets of Tab; and
- continue the employment of Tab's present employees.

4.6 Limitations on intentions

The intentions and statements of future conduct set out in this section 4 must be read as being subject to:

- the law (including the Corporations Act) and the ASX Listing Rules, including in particular the requirements of the Corporations Act and the ASX Listing Rules in relation to conflicts of interest and 'related party' transactions given that, if Bidder obtains control of Tab but does not acquire all of the Tab Shares, it will be treated as a related party of Tab for these purposes;

4. Intentions (cont'd)

- the legal obligation of the Tab directors at the time, including any nominees of TABCORP, to act in good faith in the best interests of Tab and for proper purposes and to have regard to the interests of all Tab Shareholders (in which regard, the role of independent directors of Tab will also be important); and
- the outcome of the reviews referred to in sections 4.3(k) and 4.4(e).


TAB
CONRAD
JUPITERS

Section 5

Financial Position and Expected Performance of the Merged Group

5. Financial Position and Expected Performance of the Merged Group

5.1 Introduction

(a) The pro-forma financial information

(i) Information prepared

For the purpose of considering the effect of the Offer on TABCORP, the following financial information has been prepared:

- a pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003;
- a 'stand-alone' forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004;
- estimated financial information for the Tab Group for the year ending 30 June 2004; and
- a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004.

The pro-forma consolidated statement of financial position of the Merged Group assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 31 December 2003. The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003. A further pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 has also been prepared on the assumption that Bidder acquired 50.1% of the Tab Shares as at 30 June 2003. Further details of the applicable assumptions are contained in this section 5.

It should be noted that the pro-forma consolidated statement of financial performance set out in the tables in section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(ii) The general nature of forecast financial information

The forecast financial information for the TABCORP Group is based on a large number of assumptions concerning future events, including the key assumptions outlined below. The directors of TABCORP have prepared the forecast information with proper care and attention and consider all assumptions to be reasonable, when taken as a whole. However, the forecast financial information is likely to vary from actual results and any variation may be material because forecasts, by their very nature, are subject to uncertainties and contingencies, many of which are outside the control of the directors and which may, amongst other things, result in the assumptions on which the forecasts are based being inaccurate in the event.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated. Such information is presented for illustrative purposes only as a guide to assist Tab Shareholders in considering the Offer. The forecast financial information and other forward looking statements are based on the information available to Bidder at the date of this Bidder's Statement.

(iii) Assumptions and risks

The pro-forma information and forecast and estimated financial information should be read together with the assumptions underlying their preparation as set out in this section 5, the Independent Accountant's Report on the Pro-Forma Historical Information, the Investigating Accountant's Report on the Forecast and Pro-Forma Information, the risk factors set out in section 8 and other information contained in this Bidder's Statement. In particular, Tab Shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Basis of preparation

The pro-forma compilations of historical information and forecast and estimated financial information have been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro-forma transactions set out in this section 5 had occurred on the applicable dates.

TABCORP will be required to comply with International Financial Reporting Standards (***IFRS***) for its financial year ending 30 June 2006. Under IFRS, there are differences in the measurement of assets and liabilities, thereby impacting consolidated statements of financial position and performance. This analysis is often complex and will require detailed review post acquisition should Bidder be successful in acquiring Tab. Accordingly, the effects of these differences have not been quantified and there can be no assurance that TABCORP's consolidated statement of financial performance or consolidated statement of financial position (or both), or the pro-forma information as disclosed in this Bidder's Statement, would not be significantly different if determined in accordance with IFRS. The actual impact will depend on the final standards and the particular circumstances prevailing at the time of adoption.

(b) Tab financial information

In preparing pro-forma financial information for the Merged Group, financial information regarding Tab was required. For the purposes of this Bidder's Statement, that information has been sourced from publicly available information (including information released by Tab and broker consensus information obtained from a range of brokers as outlined in section 5.4).

As described in section 3.1, Bidder and TABCORP have conducted only a financial due diligence investigation in relation to Tab based on selected non-public information provided by Tab. There is therefore some uncertainty associated with the financial information relating to Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of that information. Tab may release updated financial information in any target's statement which is sent to Tab Shareholders.

(c) Review of financial information

A report on the compilation of the pro-forma consolidated statement of financial position by Ernst & Young is contained in Annexure D (the Independent Accountant's Report on the Pro-Forma Historical Information) and supports TABCORP's belief that:

- the pro-forma consolidated statement of financial position of the Merged Group, which is summarised in section 5.2, has been properly compiled based on information extracted from the financial statements of TABCORP and Tab as at 31 December 2003; and
- the adjustments made in compiling the pro-forma consolidated statement of financial position have been presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, on the basis of the assumptions set out in section 5.2.

A report on the compilation of the pro-forma consolidated statement of financial performance by Pitcher Partners is contained in Annexure E (the Investigating Accountant's Report on the Forecast and Pro-Forma Information) and supports TABCORP's belief that:

- the forecast consolidated statement of financial performance of the TABCORP Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.3, and the pro-forma consolidated statement of financial performance of the Merged Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.5, and each such statement of financial performance is presented on a basis consistent with TABCORP's accounting policies and is in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia; and

- the assumptions made by the TABCORP Board provide a reasonable basis for the forecast consolidated statement of financial performance of the TABCORP Group set out in section 5.5 and the pro-forma consolidated statement of financial performance of the Merged Group set out in section 5.5.

(d) Standard & Poor's credit rating

As at the date of this Bidder's Statement, and having been briefed on the Offer, Standard & Poor's has confirmed that TABCORP will retain its current investment grade BBB+ credit rating (with a negative outlook) in the event that Bidder is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.

5.2 Pro-forma consolidated statement of financial position

(a) Assumptions

The following key assumptions have been used to compile the pro-forma consolidated statement of financial position set out in this section 5.2.

(i) Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled (see also section 5.2(a)(iii)).

(ii) Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)). Based on this price, Tab Shareholders would receive $2.00 cash plus 0.211 TABCORP Shares as consideration for each Tab Share they own (this is rounded in accordance with section 10.1(c)).

This implies an average value for Tab Shares of $4.50 under the Offer. This implied value of $4.50 has been used in calculating the acquisition cost for the purposes of the pro-forma financial statements presented below.

If the TABCORP VWAP is $11.36 or less, Tab Shareholders will receive 0.22 TABCORP Shares per Tab Share. If the TABCORP VWAP is $12.50 or more, Tab Shareholders will receive 0.20 TABCORP Shares per Tab Share. If the TABCORP VWAP is between $11.36 and $12.50 (exclusive of those exact amounts), the number of TABCORP Shares to be issued to Tab Shareholders will vary. (This discussion assumes that the Offer becomes, or is declared, unconditional, and is subject to the effects of rounding (see section 10.1(c)).) Accordingly, the summary impact of a TABCORP VWAP of $11.36 and $12.50 is also presented as a sensitivity to the pro-forma consolidated statement of financial performance (see Figure 5.5.2).

(iii) Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

(iv) Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset

value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

(v) Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

(vi) Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

(vii) Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi).

The amount eliminated, $1,656.3 million, has been designated as goodwill.

Tab had existing goodwill as at 31 December 2003 of $177.2 million.

(viii) Sale of surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

(b) Pro-forma consolidated statement of financial position of the Merged Group

Figure 5.2.1 sets out selected information which has been derived from the reviewed statement of financial position of TABCORP as at 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003), the statement of financial position of Tab as at 31 December 2003, and a pro-forma statement of financial position of the Merged Group as at 31 December 2003 (prepared based on the assumptions referred to in section 5.2(a)). Figure 5.2.1 is a summary only.

Figure 5.2.1: Pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003[1]

($m)	TABCORP	Tab	Adj	Merged Group
Cash and deposits	215	51	(18)[2]	248
Other current assets	88	26	-	114
Total current assets	**303**	**77**	**(18)**	**362**
Land and buildings, plant and equipment	1,484	379	(251)[3]	1,612
Licences and casino management contract	1,122	370	(28)[4]	1,464
Intangibles and other assets	1,524	183	1,656[5]	3,364
Total non-current assets	**4,131**	**932**	**1,377**	**6,440**
Total assets	**4,434**	**1,009**	**1,359**	**6,802**
Current borrowings	744	-	-	744
Current liabilities	373	167	(9)[6]	531
Non-current borrowings	1,263	368	667[7]	2,298
Non-current liabilities	182	49	-	231
Total liabilities	**2,562**	**583**	**657**	**3,803**
Shareholders funds	**1,871**	**426**	**702**	**2,999**

5.3 Forecast consolidated statement of financial performance

(a) Introduction

The forecast financial information for the TABCORP Group set out in section 5.5 is based on a large number of assumptions concerning future events, including the key assumptions referred to in this section 5.3. The forecast financial information is also subject to the risks identified in section 8.

The forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 comprises reviewed actual results for the six months to 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003) plus forecast results for the six months to 30 June 2004. The forecasts for the TABCORP Group are based on events and conditions existing at the date of this Bidder's Statement, including those material assumptions set out below.

(b) TABCORP stand alone forecast information

(i) General assumptions

- There will be no significant change to the economic conditions in the Australian States in which the TABCORP Group operates.
- There will be no significant change in international and domestic debt markets and TABCORP retains an investment grade credit rating (see section 5.1(d)).
- There will be no significant change in the competitive environment in Australian States in which the TABCORP Group operates.
- There will be no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of the TABCORP Group.

Note

1 Totals may not add due to the effects of rounding.

2 Adjustment to cash and deposits reflects the changes referred to in section 5.2(a)(iii).

3 Adjustment to land and buildings, plant and equipment reflects the removal of the Tab Gaming Division's plant and equipment ($209.8 million) as referred to in section 5.2(a)(iv) and the sale of surplus assets ($41.2 million) as referred to in section 5.2(a)(viii).

4 Adjustment to licences and casino management contract reflects the removal of the Tab Gaming Division's licences ($28.2 million) referred to in section 5.2(a)(iv)

5 Adjustment to intangibles and other assets reflects the additional goodwill referred to in section 5.2(a)(vii).

6 The adjustment to current liabilities reflects the removal of the Tab Gaming Division's liabilities ($9.2 million) referred to in section 5.2(a)(iv).

7 Adjustment to non-current borrowings reflects the acquisition debt (including cash paid for Tab Shares ($902.2 million, see section 5.2(a)(iii)) and Tab Options ($2.9 million, see section 5.2(a)(iii)), transaction costs ($35.0 million, see section 5.2(a)(v)), capitalised redundancy costs ($14.1 million, see section 5.2(a)(vi)), less the adjustment in cash balances ($17.7 million, see section 5.2(a)(iii)) referred to in note 2 above) less proceeds from the sale of the Tab Gaming Division ($228.8 million, see section 5.2(a)(iv)) and the sale of surplus assets ($41.2 million, see section 5.2(a)(viii)).

- There will be no material adverse change to the gaming, casino, wagering or Keno regulatory regimes in the Australian States in which the TABCORP Group operates.
- There will be no material adverse change to the gaming, casino, wagering or Keno taxation regimes in the Australian States in which the TABCORP Group operates.
- There will be no material change to the contractual arrangements that the TABCORP Group has with the racing industries in New South Wales and Victoria.
- The company tax rate in Australia remains at 30%.
- There will be no material adverse change to the other State based taxes relevant to the Australian States in which the TABCORP Group operates.
- There are no changes in applicable Accounting Standards or other mandatory professional reporting requirements in Australia (including under the Corporations Act or tax legislation) which would have a material effect on the financial results of the TABCORP Group.
- There are no investments in new projects outside of the core business of the TABCORP Group and no material sales of non-core assets.

(ii) Wagering and network games

- Net operating revenue is assumed to increase 21.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from wagering in Victoria is assumed to increase 5.0% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from wagering in Victoria was 4.8% above the six months ended 31 December 2002. Net operating revenue from wagering in Victoria for the six months ending 30 June 2004 is forecast to be 5.2% above the six months ended 30 June 2003.
- Net operating revenue from Keno and Jupiters Technology (including international sales of Trackside) is assumed to increase 11.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed growth is largely driven by sales by Jupiters Technology with a modest increase in net operating revenue from Keno also assumed.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Keno and Jupiters Technology businesses was up 20.0% for the six months ended 31 December 2003 relative to the six months ended 31 December 2002. Net operating revenue from the Keno and Jupiters Technology businesses for the six months ending 30 June 2004 is forecast to be 8.7% above the six months ended 30 June 2003 (on a pro-forma basis).
- Variable costs such as government taxes, racing product fees and operator commissions are calculated as a percentage of revenue or turnover and thus are increased in proportion to the growth in revenue or turnover (as applicable).
- The EBITDA margin of the Victorian wagering business is forecast to be 19.5%. The EBITDA margin of the Keno and Jupiters Technology businesses is forecast to be 32.9%.
- No significant changes in operating costs are assumed for the other businesses.

(iii) Gaming

- Net operating revenue from Victorian gaming is assumed to decrease by 0.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003. The overall forecast reflects 12 months of smoking bans in Victoria in the year ending 30 June 2004 compared to 10 months for the prior year.

A decrease in net operating revenue associated with smoking bans in Victoria is offset by an increase in household disposable income, and improved offering to customers (including venue improvements).

In the six months ended 31 December 2003, net operating revenue from Victorian gaming was down 5.3% relative to the six months ended 31 December 2002. Net operating revenue from Victorian gaming for the six months ending 30 June 2004 is forecast to be 4.7% above the six months ended 30 June 2003.

- Net operating revenue from Queensland gaming machine monitoring is assumed to increase 4.3% for the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Queensland gaming machine monitoring business for the six months ended 31 December 2003 was up 10.2% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 4.1% above the six months ended 30 June 2003 (on a pro-forma basis) due to the legislative requirement to cease all revenue sharing arrangements by 31 December 2003.

- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are reduced in proportion to the decrease in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin for Victorian gaming is forecast to be 28.0%. The EBITDA margin for Queensland gaming machine monitoring is forecast to be 46.4% for the year ending 30 June 2004 (this margin has been positively impacted by a write back of a provision).

(iv) Casinos

- Net operating revenue is assumed to increase 63.8% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from Star City Casino is assumed to decrease 0.4% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from Star City Casino was up 3.7% relative to the six months ended 31 December 2003. Net operating revenue from Star City Casino for the six months ending 30 June 2004 is forecast to be 4.3% below the six months ended 30 June 2003, which takes into account poor win rates for table games in the private gaming rooms in January and February 2004.

- Net operating revenue from the three Jupiters casinos (Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino) is assumed to increase 14.0% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed increase in net operating revenue is largely driven by two factors. Firstly, the differing win rates achieved in the international rebate play business at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino between the comparative periods and, secondly, by the growth in net gaming machine revenue. In the two months to 31 December 2003, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $11.4 million. For the two months to 29 February 2004, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $3.1 million.

  For the six months ending 30 June 2004, the international rebate play business is forecast to achieve theoretical win rates other than for January and February 2004 where above theoretical win results were achieved (see above). In contrast, in the eight months ended 30 June 2003, the actual win rate in the international rebate business was below the theoretical win rate, adversely impacting EBITDA by $2.4 million. For comparative purposes, on a six-month pro-forma basis, net operating revenue from the three Jupiters casinos for the six months ended 31 December 2003 was up 8.8% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 11.4% above the six months ended 30 June 2003 (on a pro-forma basis)

- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are increased in proportion to the growth in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin at Star City Casino is forecast to be 37.3%. The total EBITDA margin for the three Jupiters casinos is forecast to be 33.3%.
- Two significant Jupiters Merger accounting adjustments in respect of the Jupiters casinos were made on acquisition and impact the EBITDA margin for the three Jupiters casinos. These accounting adjustments relate to prepaid rent and a provision with respect to the management contracts with BI Gaming. Rent is being expensed in accordance with the underlying cash payments under TABCORP's accounting policy at a rate of $8.0 million per annum at Conrad Treasury Hotel-Casino until April 2005 and $1.0 million per annum thereafter until the end of the licence period. The previous Jupiters accounting policy expensed only $3.7 million per annum until April 2005 and then $1.7 million per annum until the end of the licence period ($2.4 million for the eight month period to 30 June 2004 before and after tax). A provision with respect to the management contracts with BI Gaming was made on acquisition in TABCORP's accounts amounting to $115.9 million, representing the fair value of the asset and liability arising under the management contracts for Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino at the date of acquisition. The estimated future tax deductions relating to these payments amounting to $34.8 million were brought to account as a deferred tax benefit. This treatment will increase the reported EBITDA of the three Jupiters casinos by $14.6 million for the eight month period to 30 June 2004 (approximately $18.0 million on an annual basis) relative to that reported by Jupiters.
- It has been assumed that there is no substantial change in the management contracts with BI Gaming (see section 1.6(d)) with respect to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

(v) Other

- Net operating revenue from AWA is assumed to decrease 2.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group and the EBITDA margin is forecast to be below that achieved in the prior corresponding period.
- Interest rates are assumed to be consistent with TABCORP's current borrowing arrangements.
- TABCORP has elected to consolidate for tax purposes as at 1 July 2002. However, for the forecast period no adjustments have been assumed to be made to the tax carrying value of assets in the TABCORP Group.
- As discussed in section 1.6(g), redemption of US$135,000,000 senior redeemable notes issued by Jupiters occurred on 2 March 2004. The redemption price was in accordance with the terms of issue of the US notes. The redemption amount was funded from the TABCORP Group's principal debt facilities referred to in section 1.6(g).

(c) Forecast consolidated statement of financial performance - TABCORP stand alone

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.4 Financial estimates for the Tab Group

The estimated financial information for the Tab Group for the year ending 30 June 2004 set out in section 5.5 is based on:

- Tab's ASX release dated 12 December 2003 and titled 'Profit Update' and the half year report for Tab for the six months ended 31 December 2003, which indicate that Tab is confident of reporting a net profit after tax for the year ending 30 June 2004 of not less than $85 million (subject to specified qualifications); and

- the average financial estimates of nine equity analysts in Australia who cover Tab Shares in reports dated from 6 February 2004 to 19 March 2004. Because the information is based on the average estimates, no individual report has been reproduced or published in this document.

The estimated financial information should be read subject to the limitations referred to in section 5.1(b).

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the estimated financial information for the Tab Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.5 Pro-forma consolidated statement of financial performance of the Merged Group

(a) Introduction

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 summarised in this section 5.5 is presented for illustrative purposes as a guide to assist Tab Shareholders in considering the effect of completion of the Offer on TABCORP. By its nature, pro-forma financial information is only illustrative of the *types* of impacts which a particular set of assumed transactions can have on underlying financial information. The pro-forma consolidated statement of financial performance of the Merged Group summarised in this section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(b) Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 is based on the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 and the estimated financial information for the Tab Group for the year ending 30 June 2004 and assumes, amongst other things, that Tab is a wholly owned member of the Merged Group for the entire year ending 30 June 2004 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of Tab are realised in the year ending 30 June 2004.

The key assumptions underlying the combination of the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004, are summarised below. These assumptions should be read in conjunction with the information covering the intentions of TABCORP for the Merged Group, as set out in section 4. Corresponding assumptions to those set out in section 5.2(a) also apply to the pro-forma consolidated statement of financial performance, subject to the reference date being 30 June 2003 rather than 31 December 2003.

In addition, the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004 (which underlie the pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004), are subject to limitations, assumptions and risks. Regard must therefore be had to those limitations, assumptions and risks in considering the pro-forma consolidated statement of financial performance of the Merged Group. The key limitations and assumptions in this respect are referred to in sections 5.1, 5.3 and 5.4 and the key risks are identified in section 8.

(i) Synergies and efficiencies

TABCORP currently estimates that total gross synergies and efficiencies of not less than $62.5 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. This synergy and efficiency amount is expressed before taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry, and their respective entitlements.

The pooling of the New South Wales totalizator bets with the Victorian totalizator and TABCORP's SuperTAB partners' bets is expected to enhance the product offering to existing customers, both professional and recreational. The pooling should also lead to greater product innovation and enhanced marketing, further increasing the quality of the wagering product. The impact of the estimated revenue

synergies on pre-tax earnings is expected to amount to $9.7 million per annum, having only taken into account revenue payable to the relevant racing industries as a result of the additional revenue generated. However, as indicated in section 4.3(i), a number of approvals will need to be obtained before the common pooling arrangements can be implemented.

TABCORP currently estimates gross cost synergies and efficiencies of $52.8 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. These are expected to be achieved through the combination of the Victorian and New South Wales wagering operations and related information technology, as well as the rationalisation of corporate administration. These synergies and efficiencies are before payments to the relevant racing industries.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to the wagering operations and related information technology are expected to amount to approximately $35.7 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- wagering IT through the implementation of common operating systems across Tab's wagering business, eliminating the duplication of systems support, development, race day control, testing and management;
- sales and administration;
- rationalisation of call centres;
- fixed odds bookmaking;
- telecommunications;
- premises rental and operating costs;
- depreciation from a reduction in combined capital expenditure;
- marketing; and
- management and wagering finance.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to corporate administration are expected to amount to approximately $17.1 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- finance;
- human resources;
- executive management and board;
- corporate secretariat; and
- premises rental and operating costs.

Of the total gross revenue and cost synergies and efficiencies of $62.5 million, $53.5 million is expected to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (other than those referred to in section 9.7). TABCORP currently expects approximately 40% of the synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing as referred to in section 9.7). Adjusting for the fourth year's additional net increase in product fees to NSW Racing of $12.0 million, an amount of $41.5 million has been incorporated into the pro-forma consolidated statement of financial performance.

Total redundancy costs relating to the merger of approximately $25.8 million are expected to be incurred over the first three years following the merger. After taking into account contractual arrangements with

both NSW Racing and the Victorian Racing Industry, a total of $19.6 million is expected to impact the Merged Group's financial statements. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, $14.1 million of these redundancy costs are assumed to be capitalised as part of the acquisition cost with the remaining $5.5 million assumed to be expensed in the year ending 30 June 2004 and included as part of the non-recurring items.

Integration costs to the Merged Group of approximately $5.0 million are assumed to be incurred within the first two years of the merger. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, these costs are assumed to be expensed in the year ending 30 June 2004 and are included as part of the non-recurring items.

The above amounts have been tax effected where applicable.

(ii) Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 30 June 2003 for a net asset value of $228.8 million. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, the revenue ($42.2 million), expenses ($28.9 million operating expenses and $20.5 million in depreciation and amortisation) and consequential loss ($7.2 million before interest and tax) of the Tab Gaming Division have been removed as an acquisition adjustment and the Investment Licence Business is assumed to have been discontinued as at 30 June 2003. Given that few analysts separately identify the profits from the Tab Gaming Division, the amounts removed reflect the last historical year financial results, as disclosed in Tab's 2003 annual report.

(iii) Goodwill

$1,656.3 million has been designated as goodwill and is subject to amortisation over the period in which the benefit is expected to be realised (see section 5.2(a)(vii)). Consequently, it is amortised over 20 years such that goodwill amortisation with respect to the acquisition of approximately $82.8 million is incurred per year in the pro-forma consolidated statement of financial performance of the Merged Group. Tab's existing goodwill of $177.2 million has also been amortised over 20 years, the annual amount being $8.9 million such that the total goodwill amortisation with respect to TABCORP's acquisition of Tab is $91.7 million.

(iv) Interest rate

In accordance with section 5.1(d), the pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP retains a BBB+ investment grade credit rating as rated by Standard & Poor's and assumes an effective 7.2% interest rate on the acquisition debt of $1,034.6 million (including the re-financing of Tab's existing debt and the repayment of $228.8 million in relation to the disposal of the Tab Gaming Division (see section 5.2(a)(iv)) and $41.2 million in relation to the disposal of surplus assets (see section 5.2(a)(viii)) and that the acquisition debt remains unchanged throughout the year.

(v) Dividends and dividend reinvestment plan

The pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP pays the dividends declared in respect of the second half of the year ending 30 June 2003 of 34 cents per TABCORP Share and the first half of the year ending 30 June 2004 of 35 cents per TABCORP Share. In this regard it is assumed that TABCORP's dividend reinvestment plan and the underwriting arrangements in relation to it (as described in section 2.5) were operative throughout the year ending 30 June 2004. TABCORP expects to pay a dividend of 36 cents per TABCORP Share in respect of the second half of the year ending 30 June 2004.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

(c) Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario

Figures 5.5.1 and 5.5.2 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003, as well as the other matters referred to in section 5.5(b)). Figures 5.5.1 and 5.5.2 provide a summary only.

Figure 5.5.1: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004[1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	**2,434**	**990**	**(42)[4]**	**3,382**
EBITDA	**713**	**230**	**27[5]**	**970**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**49**	**816**
Amortisation of goodwill	(53)	(13)	(79)[7]	(144)
EBIT	**547**	**154**	**(30)**	**671**
Net interest expense	(100)		(73)[8]	(173)
PBT	**447**		**(103)**	**498**
Tax expense	(154)		(44)	(198)
NPAT (pre amortisation and non-recurring items)[9,10]	**346**		**(68)**	**445**
NPAT (post amortisation and pre non-recurring items)[9,10]	**293**		**(147)**	**300**
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	**293**		**(154)**	**293**
EPS (pre amortisation and pre non-recurring items)[9,10] (cents)	**86.3**		**na**	**89.6**
Dividend per share (cents)[12]	**71.0**		**-**	**71.0**

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $41.5 million referred to in section 5.5(b)(i) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $91.7 million (see section 5.5(b)(iii)) given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iv) and the interest income on the $33.1 million in cash balances, as referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed, and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.

5. Financial Position and Expected Performance of the Merged Group (cont'd)

Figure 5.5.2: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 – Sensitivity analysis

($m)	Pro-forma Merged Group (assuming TABCORP VWAP of $11.36)	Pro-forma Merged Group (assuming TABCORP VWAP of $12.50)
Consideration per Tab Share	**$2.00 plus 0.220 TABCORP Shares**	**$2.00 plus 0.200 TABCORP Shares**
NPAT (pre amortisation and non-recurring items)[1,2]	**445**	**445**
Weighted average number of shares on issue[3]	**500**	**491**
EPS (pre amortisation and non-recurring items)[1,2]	**88.9**	**90.6**

It should be noted that the information set out in Figures 5.5.1 and 5.5.2 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the following:

- the effective date of the acquisition of Tab Shares by Bidder will be later than 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2). Indeed, it is possible that the date of acquisition may be after 30 June 2004;
- any synergy and efficiency benefits realised in the period between the date of acquisition and 30 June 2004 will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of Figures 5.5.1 and 5.5.2); and
- the Tab Gaming Division will be sold after 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2) and the net proceeds realised for the Tab Gaming Division may differ from the $228.8 million net asset value assumed for the purposes of Figures 5.5.1 and 5.5.2.

Other factors may also result in actual reported financial performance and earnings varying from the financial performance and earnings set out in Figures 5.5.1 and 5.5.2.

(d) Pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario

Section 4.4 discusses the possibility that Bidder may not achieve 100% ownership of Tab as a result of the Offer. For that reason, this section 5.5(d) sets out a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 based on the assumption that Bidder only acquires relevant interests in 50.1% of the Tab Shares as a result of the Offer.

The other key assumptions for the pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario are set out below:

- the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged;
- the estimated financial information for the Tab Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged; and

Notes

1 Amortisation refers to amortisation of goodwill.

2 Excludes non-recurring redundancy and integration costs.

3 Weighted to reflect the Jupiters Merger occurring on 1 November 2003 and the dividend reinvestment plan (see section 2.5) being operational.

- the majority of the synergies and efficiencies, $38.2 million of the $41.5 million expected to be derived under the Merged Group – 100% scenario (as described above) and to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (including those referred to in section 9.7), will still be achieved in the third full year after Bidder's acquisition of 50.1% of the Tab Group given that most of the synergies and efficiencies relate to information technology systems and overheads. However, some areas of corporate administration will need to be retained, and there will be additional costs associated with matters such as listing fees and maintaining a separate board.

  TABCORP intends to consolidate 100% of Tab into its financial accounts in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia. As a result, profits attributed to non-accepting Tab Shareholders are shown as outside equity interests in the pro-forma consolidated statement of financial performance. This amount reflects net profit attributed to remaining Tab Shareholders (accounting for 49.9% of the Tab Shares), including their share of relevant synergies and efficiencies and the impact of the sale of the Tab Gaming Division, net of income tax.

  Except to the extent they are inconsistent with, or varied by, the assumptions set out in this section 5.5(d), the assumptions that apply in relation to the Merged Group - 100% scenario also apply to the Merged Group - 50.1% scenario.

  Figure 5.5.3 sets out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired 50.1% of the Tab Shares under the Offer as at 30 June 2003 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of 50.1% of the Tab Shares are realised in the year ending 30 June 2004). Figure 5.5.3 is a summary only.

5. Financial Position and Expected Performance of the Merged Group (cont'd)

Figure 5.5.3: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004[1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	**2,434**	**990**	**(42)[4]**	**3,382**
EBITDA	**713**	**230**	**23[5]**	**967**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**45**	**812**
Amortisation of goodwill	(53)	(13)	(28)[7]	(94)
EBIT	**547**	**154**	**17**	**719**
Net interest expense	(100)	(24)	(14)[8]	(139)
PBT	**447**	**129**	**3**	**579**
Tax expense	(154)	(43)	(13)	(210)
Less outside equity interest	-	-	-	(62)
NPAT (pre amortisation and non-recurring items)[9,10]	**346**	**99**	**18**	**401**
NPAT (post amortisation and pre-non-recurring items)[9,10]	**293**	**86**	**(10)**	**307**
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	**293**		**(18)**	**300**
EPS (pre amortisation and non-recurring items)[9,10] (cents)	**86.3**		**na**	**89.4**
Dividend per share (cents)[12]	**71.0**		**-**	**71.0**

It should be noted that the information set out in Figure 5.5.3 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the various factors referred to under Figure 5.5.2.

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of the Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $38.2 million referred to in section 5.5(d) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $41.0 million given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense at 7.2% on net acquisition debt of $234.1 million ($504.0 million acquisition debt including capitalised redundancy costs and transaction costs less proceeds from the sale of the Tab Gaming Division ($228.8 million) and $41.2 million in surplus assets, see section 5.5(b)(iv)) and the interest income on the $50.8 million in cash on hand at 31 December 2003 referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.


TAB
Star City
CONRAD
JUPITERS

Section 6

Sources of Consideration

6. Sources of Consideration

6.1 Consideration under the Offer

The consideration for the acquisition of the Tab Shares to which the Offer relates will be satisfied partly in cash (in Australian dollars) and partly by the issue of TABCORP Shares.

6.2 Shares consideration

Even if Bidder acquires all of the Tab Shares, the number of TABCORP Shares to be issued to Tab Shareholders will vary depending on the TABCORP VWAP as determined over the VWAP Period. In order to illustrate the maximum numbers of TABCORP Shares which may be issued in connection with the Offer, the maximum numbers of TABCORP Shares referred to below in this section 6.2 have been calculated (except where otherwise indicated) on the basis that the TABCORP VWAP as determined over the VWAP Period is $11.36 or less. The number of TABCORP Shares which are in fact issued will be less than these figures if the TABCORP VWAP as determined over the VWAP Period is more than $11.36.

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum number of TABCORP Shares which may need to be issued in accordance with the Offer if acceptances were received for all Tab Shares is approximately 99,241,420 TABCORP Shares. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,219,472.)

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional 369,600 TABCORP Shares may need to be issued in accordance with the Offer. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the number of additional TABCORP Shares referred to in this paragraph would be 336,000.)

Accordingly, the maximum number of TABCORP Shares which may be required to settle acceptances under the Offer is approximately 99,611,020. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,555,472.)

6.3 Source of shares consideration

TABCORP has entered into an agreement with Bidder under which TABCORP has covenanted to issue the total number of TABCORP Shares required to settle acceptances under the Offer.

TABCORP has the capacity to issue the maximum number of TABCORP Shares which it may be required to issue under the Offer.

6.4 Cash consideration

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum amount of cash that would be payable by Bidder under the Offer if acceptances were received for all Tab Shares is approximately $902.2 million.

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional amount of $3.4 million will be payable by Bidder under the Offer.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Offer is approximately $905.6 million.

6.5 Sources of cash consideration

(a) Overview of funding arrangements

Bidder will obtain the cash required by Bidder to settle acceptances under the Offer by making drawings under a loan facility (the ***Loan Facility***) which Bidder and other TABCORP Group companies will enter into with Barclays Bank PLC and Westpac Banking Corporation (together, the ***Banks***).

(b) Commitment letter and the Loan Facility

A binding commitment letter (the ***Commitment Letter***) has been signed by TABCORP and the Banks pursuant to which the Banks have agreed to enter into a formal agreement to provide the Loan Facility (the ***Loan Facility Agreement***) under which (subject to the terms of the Loan Facility Agreement) Bidder will be able to borrow:

- an amount which is in excess of the amount necessary to fully fund the cash required by Bidder to settle acceptances under the Offer, as well as all associated transaction costs; and
- an additional amount which can be used to refinance the current indebtedness of Tab. This amount will be used for that purpose if necessary.

Each Bank has agreed to provide one-half of the amount of the Loan Facility.

As part of the Commitment Letter, TABCORP and the Banks have agreed all of the material terms and conditions of the Loan Facility, with the remaining terms and conditions to be based on existing TABCORP Group loan documents. Each of the Banks has obtained all of the internal approvals necessary to provide the Loan Facility.

The Banks' commitment to provide the Loan Facility may be terminated by the Banks under the Commitment Letter if:

- there is a material adverse change in the business or financial condition of Tab and its subsidiaries (taken as a whole);
- the Loan Facility Agreement is not signed on or before 17 May 2004 (or such later date as the Banks may agree in writing);
- there is a material breach by TABCORP of the terms of the Commitment Letter;
- TABCORP does not proceed with the acquisition of Tab, or proceeds with the acquisition of Tab on a basis that is materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this *Bidder's Statement being consistent with that outlined to the Banks*); or
- any material written information in relation to the Loan Facility or the ***Transaction*** (being the acquisition of Tab and the refinancing of the existing debt of Tab) provided by TABCORP or its advisers to a Bank or its advisers is inaccurate or incomplete in any material respect as at the date it was provided or as at the date (if any) at which it is stated.

These rights will not apply after the date the Loan Facility Agreement is executed.

(c) Conditions precedent

After the Loan Facility Agreement has been executed, the conditions precedent to the availability of funds under the Loan Facility (other than those which have already been satisfied) will be as follows:

- no event of default (see section 6.5(d)) or potential event of default under the Loan Facility is continuing or would result from the proposed loan;
- the representations and warranties given by TABCORP, Bidder and the guarantors under the Loan Facility are true in all material respects;
- the Banks have received the following in relation to the Offer:
  - evidence that:
    - the Offer has been declared by Bidder to be unconditional (and the Banks have received a copy of the announcement reflecting that the Offer has been declared unconditional); or
    - the defeating conditions set out in section 10.7 have been satisfied or waived by Bidder;
  - evidence that Bidder has obtained relevant interests in more than 50.0% of the Tab Shares;
  - a copy of the Bidder's Statement and any supplementary bidder's statement despatched to Tab Shareholders by Bidder;

6. Sources of Consideration (cont'd)

- evidence that:
  - the TABCORP Board has approved the issue of TABCORP Shares required to facilitate the Transaction; and
  - the Loan Facility and the TABCORP Group's own funds are together sufficient to finance the entire cost of the Transaction;
- evidence that TABCORP has received all necessary statutory, corporate, regulatory, governmental, licensing and industry body consents and approvals (including but not limited to the approval and required amended legislation from the New South Wales government and approval of the ACCC) to enable the Transaction to proceed;
- a certificate from an authorised officer of TABCORP confirming that there is no litigation, governmental, administrative or judicial action, actual or to the best of their knowledge threatened, that could reasonably be expected to restrain or prevent the Transaction or other transactions contemplated by the Transaction from being completed (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act); and
- evidence that the acquisition of Tab is to be completed in a form and on a basis that is not materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this Bidder's Statement being consistent with that outlined to the Banks);

- the Banks have received a legal opinion from their legal advisers in relation to the Loan Facility documents (which are the Loan Facility Agreement, a fee letter from the Banks and any other agreed documents); and
- certain other conditions precedent which are considered by TABCORP to be procedural in nature and which are within the sole control of the TABCORP Group.

(d) Events of default

An 'event of default' under the Loan Facility will occur if:

- TABCORP, Bidder or a guarantor fails to pay any sum payable under a Loan Facility document within three business days after notice of non-payment has been given;
- any representation or warranty made by TABCORP, Bidder or a guarantor is incorrect or misleading in any material respect and (if capable of being remedied) is not corrected within 15 business days after receiving notice to do so;
- any financial covenant given by TABCORP under a Loan Facility document is breached and is not remedied within 15 business days after receiving notice to do so;
- there is a breach of any obligation of TABCORP, Bidder or a guarantor under a Loan Facility document and such breach is not remedied within 15 business days after receiving notice to do so;
- an order is made for the winding-up of, or a liquidator, receiver, administrator or similar officer is appointed over the whole or a material part of the assets of TABCORP, Bidder or certain other material companies in the TABCORP Group (a ***Material TABCORP Group Subsidiary***) (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group (a ***Material Merged Group Subsidiary***)) or if any such company ceases to pay its debts generally, becomes insolvent or is declared insolvent or admits in writing its inability to pay its debts as and when they fall due;
- any distress or execution in an amount exceeding $25 million is levied or enforced upon or against any material part of the assets of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) which, if not being contested in good faith, is not paid out or satisfied within 15 business days after that distress or execution is levied or enforced;
- any financial indebtedness of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) becomes payable due to the occurrence of a default event or has not been paid when due, and such financial indebtedness exceeds $25 million;

- any material licence held by the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, by the Merged Group) is cancelled or suspended for a period of 14 consecutive days, or periods aggregating 30 days, prior to its stated term, and, if cancelled, is not replaced within 30 days;
- any event or circumstance occurs which is reasonably likely to have a material adverse effect on the ability of TABCORP, Bidder and the guarantors (taken as a whole) to perform their obligations under the Loan Facility documents;
- TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) enters into or makes any arrangement with its creditors as contemplated in Part 5.1 of the Corporations Act;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) reduces or attempts to reduce its capital (excluding certain redeemable shares) which if it was so reduced is reasonably likely to have a material adverse effect;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) ceases, or threatens to cease, to carry on its business which if it did cease is reasonably likely to have a material adverse effect;
- an inspector is appointed under the Corporations Act or the *Australian Securities and Investments Commission Act 2001* (Cth) to investigate all or any part of the affairs of TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) in relation to a possible contravention by it of that legislation, and that appointment is reasonably likely to have a material adverse effect;
- Bidder or any guarantor (other than TABCORP) is not or ceases to be a subsidiary of TABCORP;
- it is or becomes unlawful for TABCORP, Bidder or any guarantor to perform any of its obligations (other than immaterial obligations) under the Loan Facility documents; or
- TABCORP, Bidder or any guarantor repudiates a Loan Facility document or evidences an intention to repudiate a Loan Facility document.

(e) Representations and warranties

The representations and warranties given by TABCORP, Bidder and the guarantors to the Banks are considered by TABCORP to be normal representations and warranties applicable to banking arrangements of this type.

(f) Period of commitment

The obligations of the Banks to make loans under the Loan Facility will, if the loans have not already been made, terminate on the earliest to occur of:

- the date which is six months after the date the Loan Facility Agreement is executed or such later date as may be agreed by the Banks (such agreement not to be unreasonably withheld if the Offer remains open for acceptance six months after the Loan Facility Agreement is executed and such agreement not to be withheld if at that date Bidder is engaging in, or is entitled (and intends) to engage in, the compulsory acquisition of Tab Shares under Chapter 6A of the Corporations Act); and
- the date the Offer lapses or is withdrawn or terminated.

(g) Repayment

Funds made available under the Loan Facility will be due to be repaid 364 days after the date the Loan Facility Agreement is signed. Early repayment may be required if an event of default under the Loan Facility occurs.

If any person or persons obtain voting power in TABCORP of more than 50%, the Loan Facility will be cancelled within 90 days and Bidder must repay all loans outstanding under the Loan Facility unless each Bank otherwise agrees.

6. Sources of Consideration (cont'd)

As indicated in sections 1.5(c) and 1.5(d), there are various restrictions currently in existence which prevent any person from obtaining voting power of more than 10% in TABCORP.

(h) Guarantee

The amounts owing under the Loan Facility will be unconditionally guaranteed by TABCORP and certain other companies in the TABCORP Group.

(i) Other

Under the Loan Facility, TABCORP will give certain financial covenants and a negative pledge (which are discussed in Annexure G) in favour of the Banks.

6.6 Provision of consideration

On the basis of the arrangements described in this section 6, Bidder and TABCORP are of the opinion that they have a reasonable basis for holding the view, and hold the view, that Bidder will be able to provide the consideration offered under the Offer.


tab sportsbet
tab footytip
TAB
Star City
CONRAD
JUPITERS

Section 7

Tax Considerations

7. Tax Considerations

7.1 Introduction

The following is a general description of the Australian income and CGT consequences for Tab Shareholders of their acceptance of the Offer. The comments set out below are relevant only to those Tab Shareholders who hold their Tab Shares as capital assets for the purpose of investment and not in connection with the conduct of a business (and only to that extent).

Certain Tab Shareholders (such as those engaged in a business of trading or investment, those who acquired their Tab Shares for the purpose of resale at a profit or those which are banks, insurance companies, tax exempt organisations, superannuation funds, or persons who acquired their Tab Shares in respect of their employment with the Tab Group (including under the Tab Share Option Plan)) will or may be subject to special or different tax consequences peculiar to their circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

Tab Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for Australian resident Tab Shareholders.

There may also be additional tax consequences to be considered by Tab Shareholders who acquired their Tab Shares under the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan. Whilst this Bidder's Statement does not purport to address the tax consequences for such Tab Shareholders, it is noted that section 3.2 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer contains some discussion by Tab on this matter.

The following description is based upon the law in effect as at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Tab Shareholder. Tab Shareholders should seek independent professional advice about their own particular circumstances.

7.2 Acceptance of the Offer and disposal of Tab Shares

(a) Capital gains tax

(i) Acceptance of the Offer and disposal of Tab Shares

Acceptance of the Offer will involve the disposal by Tab Shareholders of their Tab Shares, by way of transfer to Bidder. This change in the ownership of the Tab Shares will constitute a CGT event for Australian CGT purposes (but see below for a description of rollover relief).

Australian resident Tab Shareholders may make a capital gain or capital loss on the transfer of their Tab Shares, depending on whether their capital proceeds from the disposal are more than the cost base (or in some cases indexed cost base) of those Tab Shares, or whether those capital proceeds are less than the reduced cost base of those Tab Shares.

The capital proceeds of the CGT event will be the sum of the amount of money and the value of the TABCORP Shares received by the Tab Shareholder in respect of the disposal of their Tab Shares pursuant to the Offer. For these purposes, the value of the TABCORP Shares will be their market value on the date when the contract for the disposal is entered into (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

The cost base of the Tab Shares is generally their cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be added to the cost base.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the taxable gain for certain Tab Shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

In general, if a Tab Share has been held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

Indexation and discounting

If a Tab Share has been held for 12 months or more before disposal, the capital gain or loss will be calculated using one of the methods described below:

- If the Tab Share was acquired *at or before* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, which may be indexed for inflation up to 30 September 1999. However, if the relevant Tab Share is held by an individual, complying superannuation entity or trust, that shareholder must elect to use indexation, if they wish to do so, in which case they are not entitled to claim a 'CGT Discount' (as discussed below).
- If the Tab Share was acquired *after* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, with no indexation. If such shares are held by an individual, a complying superannuation entity or a trust for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT Discount'.

  If a Tab Shareholder is an individual, complying superannuation entity or trust and held their Tab Shares for 12 months or more before accepting the Offer, they will be entitled to a 'CGT Discount' for Tab Shares disposed of under the Offer, if they have not elected to use indexation of their cost base (as described above). The 'CGT Discount' entitles such shareholders to reduce their capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

The 'CGT Discount' is not available to companies, nor does it apply to Tab Shares held for less than 12 months. Special rules apply to determine if shares have been held for the requisite period. Tab Shareholders should seek their own advice on this.

Rollover relief

If as a result of the Offer Bidder owns 80% or more of the Tab Shares, Tab Shareholders who would make an Australian capital gain from their disposal of Tab Shares pursuant to the Offer may elect a rollover under which a proportion of that capital gain will be disregarded and effectively deferred until they dispose of any TABCORP Shares which they acquire under the Offer.

Under the Offer, Tab Shareholders (other than Foreign Shareholders) will receive a combination of cash and TABCORP Shares for their holding of Tab Shares. The rollover relief will only be available to the extent the consideration for the disposal of their Tab Shares is in the form of TABCORP Shares. Rollover relief will not be available to the extent the consideration is paid in cash. A capital gain relevant to the cash portion received will be subject to CGT.

Specifically for those shareholders who would ordinarily have realised a capital gain as a result of participating in the Offer (ignoring indexation and discounting (discussed above)), the capital gain under the partial rollover will be calculated as follows:

$$\text{capital gain for all ordinary shares held} = \text{cash consideration received under the Offer} \text{ less } \left\{ \frac{\text{cash consideration received under the Offer}}{\text{cash consideration received under the Offer} + \text{market value of all TABCORP Shares received under the Offer}} \times \text{cost base of all Tab Shares transferred} \right\}$$

7. Tax Considerations (cont'd)

In broad terms, and ignoring indexation and discounting (discussed above), shareholders will only be taxed on a proportion of the capital gain. The proportion of the capital gain which is taxable will equal the cash proportion of the total value of the Offer.

Making the rollover election will affect the cost base of the TABCORP Shares acquired by the Tab Shareholder and this will affect the tax consequences of a future disposal of those TABCORP Shares (see section 7.2(a)(ii)).

Non-resident shareholders

Tab Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of Tab Shares if they and their associates have not held 10% or more (by value) of the issued Tab Shares at any time in the five years preceding the disposal of their Tab Shares.

(ii) Disposal of TABCORP Shares

The disposal of TABCORP Shares will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares, subject to the following differences in the case of a Tab Shareholder who elected a rollover in relation to the exchange of Tab Shares for TABCORP Shares.

For those shareholders, the cost base of the TABCORP Shares will be calculated as follows:

$$\begin{array}{c}\text{cost base for all}\\\text{TABCORP Shares}\\\text{received under}\\\text{the Offer}\end{array} = \begin{array}{c}\text{cost base for}\\\text{all Tab Shares}\\\text{previously held}\end{array} \text{ less } \left\{ \frac{\text{cash consideration received under the Offer}}{\begin{array}{c}\text{cash}\\\text{consideration}\\\text{received under}\\\text{the Offer}\end{array} + \begin{array}{c}\text{market value of}\\\text{all TABCORP}\\\text{Shares received}\\\text{under the Offer}\end{array}} \times \begin{array}{c}\text{cost base of}\\\text{all Tab}\\\text{Shares}\\\text{transferred}\end{array} \right\}$$

Because the TABCORP Shares will have been acquired after 21 September 1999, there is no indexation adjustment made to their cost base. However, Tab Shareholders who are individuals, complying superannuation entities or trusts may determine their compliance with the 12 month ownership requirement for discount capital gain treatment (as to which, see section 7.2(a)(i)) by reference to the period of time from their acquisition of Tab Shares until their disposal of the TABCORP Shares which they received under the Offer.

Where rollover was not elected for, or was not applicable to, the disposal of Tab Shares, the cost base of the TABCORP Shares which are received under the Offer is the value of the Tab Shares at the date of entry into the contract for acquisition of the TABCORP Shares (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

(iii) Disposal of TABCORP Shares under the Share Sale Facility

Subject to the following two qualifications, the disposal of TABCORP Shares by Tab Shareholders who elect to participate in the Share Sale Facility will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares. First, because the TABCORP Shares will have been acquired by the Tab Shareholder after 21 September 1999, there will be no indexation adjustment made to their cost base. Second, because the TABCORP Shares will have been acquired on the date on which the contract for the disposal of the Tab Shares was entered into, unless the Tab Shareholder elected to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares (discussed below), the TABCORP Shares will not have been held for 12 months before the sale of the TABCORP Shares under the Share Sale Facility. In these circumstances, the 'CGT Discount' will not be available to Tab Shareholders who participate in the Share Sale Facility as the minimum holding requirement will not be satisfied.

Where the Tab Shareholder elects to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares, for the purposes of determining eligibility for the 'CGT Discount', the time of acquisition of the TABCORP Shares will be treated as being the time at which the Tab Shareholder acquired the original Tab Shares that they exchanged in the rollover. Therefore, where a Tab Shareholder who elected to use the rollover held their Tab Shares for 12 months or more before the sale of their TABCORP Shares under the Share Sale Facility, provided the Tab Shareholder is an individual, complying superannuation entity or trust, it will be entitled to discount capital gain treatment.

(b) Ownership of TABCORP Shares

The Australian tax consequences of ownership of TABCORP Shares are essentially the same as the Australian tax consequences of ownership of Tab Shares, depending upon the extent to which dividends are franked. Australian resident shareholders must include dividends in their assessable income and, to the extent that those dividends are franked, resident individual shareholders must include in their assessable incomes an additional amount equivalent to the underlying franking credit. Those individual shareholders are, however, entitled to a rebate of tax equal to the amount of that franking credit.

Non-resident shareholders are exempt from Australian income and withholding tax in respect of dividends paid by TABCORP, to the extent that those dividends are franked. To the extent that those dividends are not franked, non-resident shareholders are subject to dividend withholding tax at the rate of either 30% of the gross amount of the dividend or, in the case of non-resident shareholders who are entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty, that reduced rate, which in most cases is 15%.

(c) Stamp duty

Tab Shareholders who accept the Offer will not be required to pay any stamp duty on the disposal of their Tab Shares under the Offer, on the acquisition of TABCORP Shares under the Offer or on a subsequent disposal of TABCORP Shares.

(d) GST

None of the following transactions is subject to GST:

- the transfer of Tab Shares pursuant to the Offer (except brokerage);
- the payment of dividends on TABCORP Shares; and
- a subsequent disposal of TABCORP Shares (except brokerage).

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TAB
CONRAD
JUPITERS

Section 8

Investment Risks

8. Investment Risks

8.1 Introduction

There are many factors that may influence the price of TABCORP Shares and future dividends paid on TABCORP Shares, including those that:

- apply to investments generally;
- apply, and will continue to apply, specifically to the business of the Tab Group;
- apply, and will continue to apply, specifically to the business of the TABCORP Group; and
- arise, or may arise, from a combination of the TABCORP Group and the Tab Group.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of the TABCORP Group and the Merged Group.

Tab Shareholders who accept the Offer (other than Foreign Shareholders) will receive TABCORP Shares as part of the consideration for their Tab Shares. It is therefore important to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares, which include those set out below.

8.2 Effect of occurrence of risk factors

The occurrence of any of the risk factors set out in this section 8 may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares. Many of the factors discussed will be beyond the control of the Merged Group.

8.3 General risk factors

The performance of the Merged Group and the value of TABCORP Shares will depend upon discretionary spending by businesses and individuals and changes in economic factors (such as interest rates and inflation, employment levels and consumer costs, consumer spending, consumer sentiment and market volatility).

The financial performance of the TABCORP Group and the Merged Group and the value of TABCORP Shares could also fluctuate in response to factors such as actual or anticipated variations in the operating results of the TABCORP Group and the Merged Group, the introduction of new products or services by the TABCORP Group and the Merged Group or by competitors, conditions or trends in the casino, gaming and wagering industries, government or public action adverse to those industries, changes in market valuations of other gaming companies, additions or departures of key personnel, industrial activity by employees and high volume sales of TABCORP Shares. Many such factors will be beyond the control of the TABCORP Group and the Merged Group.

8.4 Specific risk factors relating to the Tab Group

The prospectus for the offer of Tab Shares dated 4 May 1998 and various public announcements by Tab have informed Tab Shareholders of risks inherent in an investment in Tab Shares. If Bidder acquires a significant interest in Tab, it will be subject to those risks. Due to Bidder's limited knowledge about the businesses of the Tab Group (such knowledge being limited to public information about Tab and a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab), additional risks may exist in relation to those businesses and the Tab Group which are not known to Bidder.

Some of the other risks relating to the Tab Group which may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares correspond to the specific risk factors in relation to the TABCORP Group which are set out in section 8.5 (including risks relating to the dependence of the Tab Group on government policy, to the licences granted to it, to its arrangements with NSW Racing, to its computer systems and to the competitive environment in which the Tab Group operates).

8.5 Specific risk factors relating to the TABCORP Group and the Merged Group

(a) Wagering and Gaming Licences

TABCORP's operations in Victoria are carried out under two licences (the Wagering Licence and the Gaming Licence) which expire in 2012 (unless earlier cancelled). Prior to the expiry of the licences, the Gaming and Betting Act contemplates that new wagering and gaming licences will be able to be applied for and may be granted. TABCORP will be able to apply for any such new licences (unless the Wagering Licence or the Gaming Licence has been cancelled).

TABCORP intends to apply to renew the Wagering Licence and the Gaming Licence. However, it is possible that a person other than TABCORP may successfully acquire new licences under the Gaming and Betting Act. It is also possible that new licences may be issued on terms different to the terms of the existing licences. Section 1.5(b)(i) explains the status of the licence renewal process as at the date of this Bidder's Statement.

On the grant of any such new licences under the Gaming and Betting Act, TABCORP will be entitled to a payment from the State of Victoria calculated as described in section 1.5(b)(i). It is possible that factors such as those set out in section 8.5(b) might result in the consideration received by TABCORP in these circumstances being less than 85% of the original amount paid for TABCORP's existing licences or the value of the above entitlement being reduced.

The outcome of the licence renewal process is a risk factor.

(b) Regulation

(i) General

The activities of the TABCORP Group are operated, and the activities of the Merged Group will operate, in highly regulated industries. The gambling activities that they conduct, and will conduct, and the level of competition that they experience, and will experience, depend to a significant extent on:

- the licences granted to the TABCORP Group and the Merged Group; and
- government policy and the manner in which the relevant governments exercise their broad powers in relation to the manner in which the relevant businesses are conducted.

Changes in legislation, regulation or government policy may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

The regulatory environment in which the TABCORP Group currently operates is discussed in section 1.5.

Potential changes which will affect the value of the licences granted to the TABCORP Group and the Merged Group and the value of TABCORP Shares include:

- changes in State casino, wagering and gaming tax rates and levies;
- the grant of additional gambling licences;
- variations to permitted deduction rates and returns to players on gaming machines and table games;
- changes to the restrictions on the number, type and location of gaming machines and gaming venues;
- changes to the conditions in which venues offering products of the TABCORP Group and the Merged Group must operate; and
- the introduction of smoking bans (similar to those introduced in Victoria from 1 September 2002 which contributed to a decline in gaming revenue) in jurisdictions in which the Merged Group operates.

(ii) Changes to the regulatory environment in Victoria

Further changes to the regulatory environment in Victoria which have been made or foreshadowed and which may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares include:

- a prohibition on 24 hour gaming, except in limited circumstances;
- regional capping, which limits the number of gaming machines in certain regional areas;
- measures such as banning $100 note acceptors on gaming machines (a ban applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008), limiting spin rates, the introduction of bet limits of $10 (the limit applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008) and the regulation of loyalty card schemes, for example, to allow participants to set spend limits (effective from 1 July 2003); and
- the introduction of restrictions under the Gambling Regulation Act that are discussed in section 1.5(b)(ii).

(iii) Taxes and levies applicable to Star City Casino

The New South Wales government can review the casino duty and community benefit levy arrangements applying to the Star City Casino business on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement (see section 1.6(c)). This may result in an increase in the taxes or levies payable by Star City in respect of the Star City Casino business. Such an increase is a risk factor.

(c) Star City Casino

After 13 September 2007, the New South Wales government may or may not issue further licences to conduct the specified table games with gambling chips that are currently covered by the exclusivity arrangements in the NSW Casino Licence (see section 1.5(b)(iii)). If one or more additional licences are issued, then operators of such casino table games may compete in the New South Wales market currently held exclusively by Star City. This is a risk factor.

(d) Queensland Casino Licences

Jupiters has the exclusive right to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino until 11 April 2005 (see section 1.2(d)(iv)).

The casino licences held by Jupiters Custodian Pty Ltd (as trustee of the Jupiters Trust) and Breakwater Island Limited (as responsible entity for the Breakwater Island Trust), which permit the TABCORP Group to operate, respectively, Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino, are non-exclusive.

After 11 April 2005, the Queensland government may or may not issue further licences to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino. Before or after then, the Queensland government may or may not issue further licences to operate a casino elsewhere in Queensland. The possibility of additional casino licences being granted in Queensland is a risk factor.

(e) New South Wales and Queensland Keno licences and Queensland monitoring licence

TABCORP and Bidder cannot be certain:

- whether:
  - the Keno licences that the TABCORP Group holds in New South Wales and Queensland will be renewed when they expire in July 2007 and June 2022 respectively; or
  - the Queensland gaming machine monitoring licence will be renewed when it expires in August 2007;
- if they are renewed, when they will be renewed by the relevant State governments; or
- that licences will not be issued to competing third parties. The specific risk in relation to the issue of a competing Keno licence in Queensland to Golden Casket is discussed in section 1.5(b)(vi).

The potential for the non-renewal of these gaming licences or the issue of licences to competing third parties is a risk factor.

(f) Disciplinary action and cancellation of the wagering, gaming and casino licences

In certain situations, the Wagering Licence and the Gaming Licence, the NSW Casino Licence and the Queensland Casino Licences may be cancelled. Information in relation to these situations is set out in section 1.5(b). No member of the TABCORP Group has been advised of the existence of any circumstance which could give rise to the cancellation of any of those licences.

The NSW Casino Control Authority is required to conduct, at intervals of no greater than three years, a review of Star City. Section 1.5(b)(iii) discusses the outcome of the most recent review.

The potential for any of the licences referred to above to be cancelled is a risk factor.

(g) Divestiture of shares in subsidiaries

In addition to the ability of regulatory authorities to cancel licences held by the TABCORP Group in certain circumstances, in other instances the NSW Casino Control Authority and/or the Queensland Minister can compel the divestiture by the TABCORP Group of certain of TABCORP's subsidiaries (see sections 1.5(e) and 1.5(f)). Those circumstances might include a change in the shareholders or directors of TABCORP. For example, an action by the NSW Casino Control Authority might result in the TABCORP Group ceasing to own the Star City Casino business. Similarly, an action by the Queensland Minister might result in the TABCORP Group ceasing to own one or more of the businesses conducted by the Jupiters Group (including the Jupiters casino businesses and the Jupiters Keno business). While the Jupiters Group is owned through TABCORP Participant, Bidder considers it unlikely that the Queensland Minister would seek to take any action which would result in the TABCORP Group ceasing to own the Star City Casino business or TABCORP's Victorian businesses (which are also presently owned through TABCORP Participant). The potential for the TABCORP Group to be required to dispose of shares in the companies owning any of its businesses is a risk factor.

(h) Gold Coast Convention and Exhibition Centre

Jupiters is currently developing, on behalf of the State of Queensland, the GCCEC. Although the project is government funded, Jupiters bears certain costs of the project, which is due to open in 2004. TABCORP currently expects the costs for which Jupiters is responsible to be approximately $15.5 million (see section 1.6(f)), which is in line with the original construction budget.

Although Jupiters will not own the complex, under the terms of the management agreement with the State of Queensland, Jupiters will be responsible for any operating losses incurred by the complex, subject to Jupiters being entitled to recover any losses from future operating surpluses of the complex.

Actual costs of construction that are in excess of the original construction budget or operating losses are risk factors.

(i) System risk

The TABCORP Group and the Merged Group place, and will continue to place, significant reliance on their computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by the TABCORP Group or the Merged Group would result in a significant loss of revenue and profit to the TABCORP Group or the Merged Group. The potential for such an event to occur is a risk factor. However, in this regard the TABCORP Group has in place disaster recovery systems and plans to mitigate this risk for its core existing operations.

(j) Competition

In general, gambling competes with other consumer products for consumers' discretionary expenditure and in particular with other forms of leisure and entertainment including cinema, restaurants, sporting events and pay television.

TABCORP's wagering division competes with providers of Victorian based gambling products such as gaming machines, Crown Casino, bookmakers and lotteries. The wagering division also competes with those interstate and international wagering operations who accept bets over the telephone or internet, including local and international providers of fixed odds sportsbetting who distribute their products via the internet, such as betting exchanges. The telephone betting segment of the wagering division is experiencing increasing competition from bookmakers as the minimum phone bet able to be taken by Victorian bookmakers has been progressively reducing (it is currently $50), culminating in there being no minimum from 1 July 2004. TABCORP's network games compete against other gambling products in the respective States.

TABCORP's gaming division competes with Crown Casino, Tattersall's and providers of other Victorian based gambling products such as wagering and lotteries, as well as internet gambling providers.

The TABCORP Group's casinos compete in different markets on a number of levels. Their gambling operations compete to a certain extent with interstate and overseas casinos (in particular Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino, which compete for premium players) and gambling providers, pubs and clubs which offer electronic gaming machines, internet gambling providers and other providers of gambling products such as wagering and lotteries. The casinos also compete with other venues in their respective States as providers of hotel accommodation, entertainment, and food and beverages.

If the TABCORP Group and the Merged Group do not adequately respond to the competition which they face, there may be a change in consumer spending patterns which may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

(k) Racing product

TABCORP's wagering division is reliant on the Victorian and interstate racing industries providing a program of events for the purposes of wagering. A significant decline in the quality or number of horses, or number of events, would have a significant adverse effect on wagering revenue. The potential for such an occurrence is a risk factor.

In addition, none of the Australian racing clubs currently charge interstate totalizator operators for the provision of their racing product. The potential for a change to this situation is a risk factor.

(l) Gaming machine product

The casino and gaming divisions of the TABCORP Group and Merged Group are, and will be, dependent on third party gaming machine suppliers for gaming machines. Consequently, any delay in the supply of gaming machines, or change in customer tastes that are not reflected in the gaming machine offering, is a risk factor.

(m) Shareholding limitations and other matters may discourage takeover opportunities

Sections 1.5(c), 1.5(d) and 8.6(e) discuss provisions restricting any person from acquiring voting power of more than 10% in TABCORP. Section 9.7(a)(ix) discusses the proposed change to the Racing Distribution Agreement pursuant to which NSW Racing would be entitled to terminate the Racing Distribution Agreement if TABCORP ceased to be admitted to the official list of ASX (which would most likely occur following any successful takeover bid for, or other acquisition of, all of the TABCORP Shares). These restrictions and that termination right could impede any merger, consolidation, takeover or other business combination involving the Merged Group or discourage a potential acquirer from making a takeover bid for or otherwise attempting to gain control of TABCORP.

(n) Premium player business

Commission premium player business is highly volatile. Although the Jupiters Group has historically achieved theoretical win rates over time, during the course of each year the Jupiters Group can enjoy significant wins and sustain significant losses. The volatility of commission premium player business in the future may result in periodic declines in the Merged Group's financial performance and may adversely affect the value of TABCORP Shares.

(o) Jupiters integration

The acquisition of the Jupiters Group by the TABCORP Group (as it was at the relevant time) was completed on 13 November 2003. The integration of the Jupiters Group into the TABCORP Group is substantially completed

with the accounting and financial systems effectively integrated, the management structures implemented and significant progress made with respect to the cultural integration. The value of the synergies identified and/or achieved is well ahead of the amounts identified at the time of the Jupiters Merger.

The full integration of the management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino remains subject to reaching agreement with BI Gaming. As noted in section 1.2(d)(i), TABCORP is in discussions with Caesars Entertainment in relation to these contracts. The full integration of these two casinos may negatively impact customers, employees and suppliers. This is a risk factor.

8.6 Risks relating to the Offer

(a) Issue of TABCORP Shares

Pursuant to the Offer, TABCORP will issue a significant number of new TABCORP Shares. Some Tab Shareholders may not wish to continue to hold TABCORP Shares which they receive and may sell them on ASX or under the Share Sale Facility. Further, a nominee appointed by TABCORP (and approved by ASIC) will be issued any TABCORP Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer.

If a significant number of Tab Shareholders sell their TABCORP Shares (whether under the Share Sale Facility or otherwise), or there is a significant number of Tab Shares held by Foreign Shareholders (resulting in a significant number of TABCORP Shares being sold by the nominee), the price at which TABCORP Shares are traded on ASX may be adversely affected.

(b) Market fluctuations

Tab Shareholders are being offered consideration pursuant to the Offer which consists partly of a number of TABCORP Shares (to be determined in accordance with section 10.1(b)). As a result, the market value of the TABCORP Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of TABCORP Shares at the time at which they are received by Tab Shareholders who accept the Offer may vary significantly from their market value at any other time.

(c) Less than 100% ownership

As discussed in section 4.4, it is possible that Bidder will acquire relevant interests in less than 100% of the Tab Shares as a result of the Offer. The impact on the Merged Group of acquiring relevant interests in less than 100% of the Tab Shares will depend on the ultimate level of ownership achieved. In this regard:

- sections 4.3 and 4.4 show how TABCORP's intentions will differ depending on the level of ownership achieved by Bidder; and
- section 5.5(d) indicates that, even if Bidder only acquires relevant interests in 50.1% of the Tab Shares, the majority of the synergies and efficiencies are still expected to be achieved (subject to the risks relating to the achievement of the synergies and efficiencies referred to in section 8.6(d)).

It is noted that a shareholding of less than 100% of the Tab Shares will, amongst other things:

- reduce the ability of the TABCORP Group to access the profits of Tab; and
- limit the ability of Tab generally to function as a member of the TABCORP Group.

A shareholding level of less than 100% may also result in TABCORP being unable to procure the Tab Group to perform certain obligations contemplated by the Racing Heads of Agreement (and which are to be documented in a formal agreement between TABCORP and NSW Racing), as the directors of companies within the Tab Group will need to have regard to the interests of shareholders outside the TABCORP Group (see generally section 4.6). In that event, TABCORP will need to bear the cost of performing, or making good, the relevant obligation, notwithstanding that the TABCORP Group does not own 100% of the Tab Shares (and, thus, will not be receiving 100% of the benefit of NSW Racing's undertakings under the Tab Group's arrangements with NSW Racing). The occurrence of such circumstances may have a material adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

8. Investment Risks (cont'd)

(d) Synergies and efficiencies

TABCORP's ability to realise certain of the synergies and efficiencies described in section 5.5(b)(i) will depend on its ability to obtain certain approvals (including for the merging of the wagering software (see section 4.3(g))). In particular, its ability to achieve the synergies relating to pooling will depend on the regulatory and other approvals discussed in section 4.3(i) being obtained.

A failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group and, therefore, on the value of TABCORP Shares.

(e) Shareholder restrictions in relation to the Tab Totalizator Licences

If Bidder becomes the Nominated Company and acquires control of Tab, following the commencement of the Totalizator Amendment Act it will be a condition of the Tab Totalizator Licences that no person holds more than 10% of the total number of voting shares in TABCORP (see section 9.6(a)).

In addition to the shareholding restrictions that apply under the Gaming and Betting Act (see sections 1.5(c) and 1.5(d)(i)), TABCORP's constitution presently contains provisions which prohibit persons from having voting power in TABCORP of more than 10% (see sections 1.5(c) and 1.5(d)(ii)). However, TABCORP Shares are traded on ASX and, as such, it may not be possible for TABCORP to prevent a person from acquiring a shareholding in TABCORP in excess of the 10% limitation. As discussed in section 1.5(d)(ii), there are provisions in TABCORP's constitution which will enable it, in certain circumstances, to require divestment of the offending part of a person's shareholding, but these provisions will only operate after a breach of the shareholding restrictions has occurred.

If Bidder acquires control of Tab and there is a breach of any of the conditions attached to the Tab Totalizator Licences (including as a consequence of a person acquiring voting power of more than 10% in TABCORP), the NSW Racing Minister could take disciplinary action against Tab under the Totalizator Act. Disciplinary action may include any one or more of the imposition of a fine, the suspension or cancellation of the Tab Totalizator Licences and the amendment of the conditions attached to the Tab Totalizator Licences.

Any such disciplinary action may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

As an alternative to disciplinary action, the NSW Racing Minister may first direct Tab to take action to rectify the relevant circumstances. This might include requiring the Tab Board to divest Bidder of its Tab Shares in accordance with the terms of Tab's constitution. The Racing Heads of Agreement contemplates that the Racing Distribution Agreement will be amended so that NSW Racing will be entitled to terminate the Racing Distribution Agreement if a member of the TABCORP Group ceases to own the majority of Tab Shares or if TABCORP otherwise ceases to control Tab. Accordingly, it is possible that the Tab Board may be required to force the divestment by Bidder of its Tab Shares in circumstances where the value of one of Tab's material assets (being the Racing Distribution Agreement) is uncertain (including because NSW Racing may seek to terminate the Racing Distribution Agreement). This might impact on the value which Bidder realises for its Tab Shares on a forced divestment and may have an adverse impact on the value of TABCORP Shares.

(f) Suspension of the Nominated Company exemption

Section 9.6(a) discusses circumstances in which, on not less than three months' notice, the exemption from the Tab Shareholder Restrictions for the Nominated Company is to be suspended by the NSW Racing Minister. If such a notice is issued by the NSW Racing Minister and the circumstances leading to its issue are not rectified before the suspension takes effect then, amongst other things, TABCORP and Bidder would be in breach of the shareholding restrictions contained in the Totalizator Act and, consequently, the NSW Racing Minister could avail itself of the divestiture provisions contained in the Totalizator Act and require Bidder to dispose of its shares in Tab, and disciplinary action may be taken in respect of the Tab Totalizator Licences if the TABCORP Group held the NSW Casino Licence at the relevant time.

In these circumstances, assuming that the amendments to the Racing Distribution Agreement contemplated by the Racing Heads of Agreement are made (see section 9.7), NSW Racing would also be entitled to terminate the Racing Distribution Agreement.

Accordingly, such action by the NSW Racing Minister may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(g) Integration risks

Possible synergies and efficiencies which may arise if Bidder acquires all of the Tab Shares under the Offer are described in section 5.5(b)(i). Bidder expects that value can be added for shareholders of the Merged Group by the efficient and timely integration of the Tab Group and the TABCORP Group.

In addition, the conduct and timing of the integration of Tab and TABCORP would depend on the results of the operational reviews referred to in sections 4.3(k) and 4.4(e) (as appropriate). However, the risk exists that any integration may take longer than expected or that the extraction of efficiencies is less than estimated at the time of the operational review.

There is also a risk that, if the integration of the Merged Group is not completed in a timely manner, it will negatively affect key stakeholders such as customers, employees and suppliers.

Bidder expects to manage this risk by careful planning and the appointment of a dedicated integration team. If it is not able to do so successfully, this may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(h) Sky Channel

As indicated in section 3.2, Sky Channel is Tab's commercial satellite broadcasting and domestic pay television service that telecasts various race meetings and other sporting events throughout Australia and internationally. The events broadcast on Sky Channel are arranged and operated by various racing clubs and other organisations. Sky Channel's broadcast rights are contained in supply contracts with these parties, and Sky Channel pays certain amounts in return for these rights. Bidder understands that the various supply contracts are scheduled to terminate at various dates. Currently there is no competition for Sky Channel as the broadcaster of these events.

If:

- new supply contracts are negotiated by Sky Channel on terms which are materially less favourable to Sky Channel than those currently in place (as amended in the manner contemplated by the Racing Heads of Agreement) (including, for example, because they require higher payments from Sky Channel); and/or
- a competing broadcaster to Sky Channel is established,

this may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

In this context, there is a discussion in section 9.8 of current negotiations between Sky Channel Pty Ltd and certain of the racing clubs whose races it broadcasts and the impact that those negotiations may have in relation to the Offer.

(i) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by Bidder of a controlling interest in Tab. This is a risk factor until any skills that are lost are adequately replaced.

(j) Leverage of the Merged Group

If Bidder acquires all of the Tab Shares pursuant to the Offer, it is estimated that the Merged Group will have gross borrowings of approximately $3,042 million. This represents an adjusted net debt to EBITDA ratio of 3.0 times for the Merged Group based on the pro-forma consolidated statement of financial position summarised in

section 5.2 compared with 2.6 times for the TABCORP Group on a stand alone basis. These calculations are on the basis of the Jupiters Group being part of the TABCORP Group for only eight months of the year ending 30 June 2004. It would be expected that when the Jupiters Group is included for a full 12 months the adjusted net debt to EBITDA ratios for the Merged Group would be lower.

Higher levels of leverage may potentially:

- restrict the ability of the Merged Group to borrow in the future; and
- increase the sensitivity of the Merged Group's earnings to movements in interest rates.

Section 6.5 and Annexure G refer to various events of default, representations and warranties and guarantee and other covenants that will be included in the Loan Facility Agreement if the Offer is successful. However, it is noted that the relevant provisions in the Loan Facility Agreement will be substantially the same as others already included in existing loan documentation for the TABCORP Group.

(k) Tab information

In preparing the information on Tab included in this Bidder's Statement, Bidder has relied on publicly available information and a financial due diligence investigation in which it reviewed selected non-public information about the Tab Group provided by Tab. TABCORP has not otherwise been allowed direct access to Tab or its independent accountants. Any inaccuracy in the Tab information contained in this Bidder's Statement could have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares. In addition, it is possible that additional risks may exist in relation to Tab's businesses which are not known to Bidder.

(l) Conditions and events of default in relation to funding

In accordance with section 10.7(j), the Offer is conditional on the events set out in the Commitment Letter which give rise to termination rights for the Banks not occurring (or such termination rights being waived by the Banks to the extent the relevant events do occur), and the conditions precedent to the availability of funds under the Loan Facility Agreement being satisfied or waived, in both cases to the extent that the occurrence of the event, or satisfaction of the condition, is not within the sole control of the TABCORP Group.

It is unlikely that Bidder would declare the Offer free of the conditions set out in section 10.7(j) unless, at the relevant time, it was satisfied that the relevant conditions precedent to the availability of funds under the Loan Facility were, or would be, satisfied at that time, or otherwise waived.

If the Offer is declared free of the conditions set out in section 10.7(j), there is a residual risk that a condition precedent to the availability of funds under the Loan Facility may be satisfied at the time of the declaration, but may not be satisfied at the time that Bidder seeks to draw down funds under the Loan Facility to settle acceptances under the Offer. However, the prospect of any such occurrence will be a factor taken into account by Bidder at the time that any decision to declare the Offer free of the conditions set out in section 10.7(j) is being considered.

(m) Divestment risks

As discussed in section 4.3(c), the New South Wales government has indicated that if Bidder is nominated as the Nominated Company (see section 9.6(a)), it will be a condition of that nomination that Bidder must procure that the Tab Gaming Division be divested within 18 months of Tab being taken over by Bidder. The New South Wales government has also indicated that the purchaser of the Tab Gaming Division will need to be approved by the government.

Bidder expects that it will be able to realise the market value of the Tab Gaming Division pursuant to a sale within this period, albeit that there is a risk that this may be below the book value recorded in Tab's accounts. Further, there is a risk that the requirement for divestiture within this timeframe could result in a forced sale of the business for a price which is less than its market value.

There is also a risk that the New South Wales government may not approve the potential purchaser who offers the highest price for the Tab Gaming Division, with the result that the division is sold for less than the highest price offered for it.

(n) Requirement to reach agreement with NSW Racing

It is currently a condition of the Tab Totalizator Licences under the Totalizator Act that Tab must have in place, and must give effect to, commercial arrangements with NSW Racing (the ***Current NSW Racing Arrangements***) in respect of the Tab Totalizator Licences and the conduct of the activities authorised by them. For the condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are to the satisfaction of NSW Racing. Tab and NSW Racing (amongst other parties) have entered into the Racing Distribution Agreement in satisfaction of this requirement. The Racing Distribution Agreement regulates the relationship between Tab and NSW Racing and, amongst other things, provides for NSW Racing to make available to Tab information in connection with races in New South Wales and for Tab to pay NSW Racing a share of its wagering revenue, and wagering and gaming earnings.

It is a condition of the Offer that the legislative amendments to, amongst other things, the Totalizator Act contained in the Totalizator Amendment Act (which are discussed in section 9.6) commence operation before the end of the Offer Period.

If Bidder is successful in becoming the Nominated Company it is expected that, pursuant to the Totalizator Amendment Act, it will also become a condition of the Tab Totalizator Licences that both Tab and TABCORP must put in place, and give effect to, such commercial arrangements (the ***New NSW Racing Arrangements***) as NSW Racing considers necessary to ensure that NSW Racing is in no less favourable a position under the New NSW Racing Arrangements than it was under the Current NSW Racing Arrangements as in force immediately before Bidder became the Nominated Company. For the expected condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are satisfactory to NSW Racing. It is a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

On 23 February 2004, TABCORP and NSW Racing entered into the Racing Heads of Agreement in relation to these expected requirements. Under that agreement, NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP in connection with the requirements. The material commercial terms of that formal agreement have been agreed in-principle in the Racing Heads of Agreement. The material terms of the Racing Heads of Agreement (including the commercial terms on which the formal agreement is to be based) are summarised in section 9.7.

The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the requirement in relation to the Offer that any sale of Tab must leave NSW Racing in no less favourable a position than it is in under the Current NSW Racing Arrangements.

There are risks inherent in the arrangements contemplated to apply between the TABCORP Group (including Tab) and NSW Racing.

For instance, there are risks associated with the termination rights which it is proposed will be included in the Racing Distribution Agreement pursuant to the Racing Heads of Agreement (see sections 8.5(m) and 8.6(f)).

In addition, the Racing Distribution Agreement requires, as a general principle, that Tab must act and make decisions with the intent of maximising total payments of fees to NSW Racing and that Tab must not take any action or make any decision which could reasonably be expected to materially reduce the total amount of those payments or materially adversely affect the development of racing in New South Wales. These requirements might be taken as requiring that Tab procure that the TABCORP Group does certain things following a successful acquisition of Tab by TABCORP. As discussed in section 9.7, the Racing Heads of Agreement makes it clear that the requirements cannot affect the manner in which the TABCORP Group conducts its existing businesses where

that is consistent with the manner in which they are currently conducted. However, the requirements may have an influence on decisions of the Merged Group with respect to its future operations following a successful acquisition of Tab.

Pursuant to the Racing Distribution Agreement it is also necessary for NSW Racing's consent to be obtained in relation to the sale of the Tab Gaming Division and (if relevant) the delisting of Tab from ASX. The Racing Heads of Agreement addresses these issues.

(o) Minority shareholders in Tab

If you do not accept the Offer and the Offer becomes unconditional you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Tab. In such a case, the liquidity of Tab Shares may be materially diminished.

(p) CGT rollover relief

If the Offer becomes unconditional and Bidder acquires less than 80% of the Tab Shares, the potential CGT rollover relief discussed in section 7.2(a)(i) under the heading 'Rollover relief' will not be available.


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Section 9

Other Material Information

9. Other Material Information

9.1 Tab Options

Bidder will seek to enter into arrangements with the holders of the Tab Options to effect either the transfer or cancellation of those options based on the 'in the money' value of the Tab Options using a Tab Share price of $4.50. Any such arrangements with holders of Tab Options will be conditional on all of the conditions of the Offer being satisfied or waived by Bidder and will comply with the Corporations Act.

If such arrangements are pursued, and any of the Tab Options are not transferable under their terms of issue, Bidder will, subject to any consent required under the ASX Listing Rules being obtained, seek to have the Tab Options cancelled for the payment of a cancellation fee.

If Tab Options are not acquired by Bidder or cancelled pursuant to arrangements with the holders of those options as described above, Bidder intends to seek to compulsorily acquire the outstanding Tab Options under the Corporations Act after the close of the Offer, assuming it becomes entitled to do so.

9.2 ASIC modifications and exemptions

(a) Class Orders

ASIC has published various 'Class Order' instruments providing for modifications and exemptions that apply generally to all persons, including Bidder and TABCORP, in relation to the operation of Chapter 6 of the Corporations Act.

Amongst others, Bidder and TABCORP have relied on the modification to section 636(3) of the Act set out in paragraph 11 of ASIC Class Order 01/1543 'Takeover Bids' to include references to certain statements by Tab, the ACCC, UNiTAB and NSW Racing in this Bidder's Statement without obtaining the consent of those persons. The relevant statements were respectively taken from:

- Tab's ASX release dated 12 December 2003 entitled 'Profit Update', Tab's ASX release dated 19 December 2003 entitled 'Tab Welcomes Takeover Proposal from UNiTAB', the half year report for Tab for the six months ended 31 December 2003 (which was lodged with ASIC and provided to ASX on 6 February 2003) and Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer for Tab (which was lodged with ASIC and given to ASX on 5 March 2004);
- an ACCC media release MR 275/03 on 18 December 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holdings Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited';
- UNiTAB's ASX release dated 19 December 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited' and UNiTAB's bidder's statement dated 22 January 2004 in relation to its takeover bid for Tab (which was lodged with ASIC and given to ASX on 22 January 2004); and
- UNiTAB's ASX release dated 23 February 2004 attaching a media release dated 23 February 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

As required by Class Order 01/1543, TABCORP will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to Tab Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), Tab Shareholders may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia).

(b) Specific relief

Bidder and TABCORP have also obtained the specific exemptions and modifications to the Corporations Act summarised below in relation to both the Offer and the Share Sale Facility.

In summary, the exemptions and modification are:

- An exemption from the prohibition in section 636(3) of the Corporations Act on including in a bidder's statement a statement by, or said in the bidder's statement to be based on a statement by, any person without that person's consent. The effect of the exemption is to enable Bidder to include in this Bidder's Statement statements which fairly represent statements made by an official person (including the New South

In this regard, to the extent that statements in this Bidder's Statement are attributed to the New South Wales government, such statements are based on comments made by, or on behalf of, the New South Wales government in:

- a media release by the Treasurer of New South Wales dated 13 November 2003 entitled 'Media Release - Tab Limited';
- comments in the Parliamentary Debates in relation to the Totalizator Amendment Act (see New South Wales, *Parliamentary Debates*, Legislative Assembly, 4 December 2003, 6082 (Grant McBride, Minister for Gaming and Racing));
- a media release by the Treasurer of New South Wales dated 23 January 2004 entitled 'Media Release - Statewide Links and TABCORP';
- a media release by the Treasurer of New South Wales dated 23 February 2004 entitled 'Media Release' in relation to the Racing Heads of Agreement;
- a media release by the Treasurer of New South Wales dated 27 February 2004 entitled 'Media Release' in relation to a letter from the New South Wales government to UNiTAB;
- a media release by the Treasurer of New South Wales dated 12 March 2004 entitled 'Media Release – Adviser Appointed to Review UNiTAB Offer to Racing';
- a media release by the Treasurer of New South Wales dated 24 March 2004 entitled 'Media Release – Revised Terms of Reference for Financial Advisers Appointed to Review UNiTAB Offer to Racing'; and
- a media release by the NSW Racing Minister dated 1 April 2004 entitled 'UNiTAB Offer to Racing'.

The statements attributed to the NSW Casino Control Authority are based on a media release from the NSW Casino Control Authority on 22 January 2004 entitled 'Casino Control Authority Releases 3 Yearly Report on Star City Casino'.

- An exemption from the prohibition in section 623 of the Corporations Act from giving, offering to give or agreeing to give a benefit to a person if:
  - the benefit is likely to induce the person or an associate to accept the Offer or dispose of Tab Shares; and
  - the benefit is not offered to all holders of Tab Shares.

  This exemption allows the Share Sale Facility to be made available only to Eligible Tab Shareholders.
- A modification of section 707 of the Corporations Act to remove the prospect of the provision of the Share Sale Facility resulting in the application of section 707(3) to on-sales of TABCORP Shares.

9.3 Potential for waiver of conditions - General

The Offer is subject to a number of defeating conditions set out in section 10.7, including a minimum acceptance condition (see section 10.7(a)). Under the terms of the Offer and the Corporations Act, any or all of those defeating conditions may be waived by Bidder.

9.4 Minimum acceptance condition

In order for Bidder to become the registered holder of more than 10% of Tab Shares, certain facilitative amendments (set out in the Totalizator Amendment Act) to legislation applying to Tab must come into force (and apply in relation to Bidder and the TABCORP Group), and TABCORP and Bidder will need to meet the requirements of those provisions. In accordance with the Totalizator Amendment Act, Bidder will not be able to rely on the amendments if (amongst other things) Tab does not ultimately become a subsidiary of Bidder. The legislative amendments, and the reasons why they are necessary, are discussed in section 9.6.

In addition, it will also be a condition to the drawdown of funds under the Loan Facility Agreement that Bidder provide evidence that it has obtained relevant interests in more than 50.0% of the Tab Shares (see section 6.5(c)).

These factors may impact on Bidder's ability to waive the minimum acceptance condition set out in section 10.7(a).

9. Other Material Information (cont'd)

9.5 ACCC condition

Section 50 of the *Trade Practices Act 1974* (Cth) prohibits any merger which has, or is likely to have, the effect of substantially lessening competition in a substantial market in Australia. The ACCC, which is responsible for administering the Trade Practices Act, has conducted a review of Bidder's proposed acquisition of all of the Tab Shares in the context of that prohibition.

Neither Bidder nor TABCORP is required to lodge any formal notification with the ACCC in relation to the Offer. However, TABCORP has made submissions to the ACCC as to the likely effect of the proposed merger, and has sought confirmation from the ACCC that it will not seek to intervene in respect of the proposed merger.

On 18 December 2003, the ACCC issued a media release in which it advised that it will not oppose the proposed merger of TABCORP and Tab (which is to be effected by the Offer) as it does not believe that it would substantially lessen competition in the relevant markets.

There is a potential for the ACCC to reassess its view of the merger to be effected by the Offer, or to raise further queries with TABCORP. However, the ACCC's media release indicated that it was expressing its view after having conducted extensive market inquiries with a range of industry participants. In this context, as at the date of this Bidder's Statement neither Bidder nor TABCORP is aware of anything which leads them to expect that the ACCC might reassess the view expressed in its media release of 18 December 2003.

9.6 NSW legislation conditions

Section 33 of the Totalizator Act and section 38 of the Privatisation Act currently prohibit, amongst other things, a person from having a prohibited shareholding interest in Tab (the ***Tab Shareholder Restrictions***). A person will have a prohibited shareholding interest in Tab in certain circumstances, including if they hold more than 10% of the total number of voting shares in Tab. Accordingly, in the absence of legislative amendments being made to the Totalizator Act and the Privatisation Act, Bidder could not hold more than 10% of the total number of voting shares in Tab.

In addition, section 20 of the Totalizator Act currently prohibits the holder of a licence under that Act (which includes Tab, as it holds the Tab Totalizator Licences) or a subsidiary or related body corporate of such a person from holding a casino licence under the NSW Casino Control Act. As indicated in section 1.2(d)(ii), Star City, a member of the TABCORP Group, holds such a casino licence. Accordingly, in the absence of legislative amendment being made to the Totalizator Act, Tab could not become a subsidiary of TABCORP, as this would be contrary to section 20 of the Totalizator Act.

The New South Wales Parliament has enacted the Totalizator Amendment Act which includes amendments to the Totalizator Act and the Privatisation Act that, once they commence operation and provided that Bidder is nominated by the NSW Racing Minister to be the Nominated Company (as described below), will enable Tab to become a subsidiary of TABCORP.

(a) Tab Shareholder Restrictions

The Totalizator Amendment Act will amend the Totalizator Act and the Privatisation Act so that the Tab Shareholder Restrictions will not apply to the 'nominated company' (the ***Nominated Company***), or a related body corporate of the Nominated Company, subject to certain specified limitations.

The Totalizator Amendment Act provides that the Nominated Company will be nominated by the NSW Racing Minister by an irrevocable notice published in the New South Wales Government Gazette, and will be one of TABCORP, UNiTAB or a wholly-owned subsidiary of either TABCORP or UNiTAB (such as Bidder, which is a wholly-owned subsidiary of TABCORP). It is a condition of the Offer that Bidder is nominated as the Nominated Company. Bidder expects that it will become the Nominated Company if it is in a position to acquire more than 50% of the Tab Shares (such as if it receives acceptances under the Offer in respect of at least 50% of the Tab Shares).

In certain circumstances, the exemption from the Tab Shareholder Restrictions which apply as a result of an entity being nominated as the Nominated Company may cease to apply. In particular, assuming that Bidder becomes the Nominated Company (and hence acquires control of Tab), if at any time the NSW Racing Minister is satisfied that:

- the ultimate holding company of Bidder (ie TABCORP) is no longer listed on ASX; or

- there no longer exists, under the law of another jurisdiction or otherwise, a prohibition with substantially the same effect as the Tab Shareholder Restrictions in relation to the ultimate holding company of Bidder (ie TABCORP). As explained in sections 1.5(c) and 1.5(d), TABCORP is already subject to such restrictions pursuant to Victorian legislation (the Gaming and Betting Act), as well as its own constitution; or
- Tab is not wholly-owned by Bidder or Bidder has not taken all reasonable steps to acquire a relevant interest in all of the issued voting shares of Tab; or
- Tab is not a subsidiary of Bidder,

the NSW Racing Minister will serve a notice on Bidder declaring that the relief from the Tab Shareholder Restrictions will be suspended from a day not less than three months after the notice. Any such notice is to be revoked if the NSW Racing Minister is satisfied that the matters which are the subject of the notice have been rectified.

Following the commencement of the relevant provisions of the Totalizator Amendment Act, and assuming that Bidder becomes the Nominated Company, the Tab Totalizator Licences will be subject to the following additional conditions:

- that no person has a prohibited shareholding interest in TABCORP (being a prohibition with substantially the same effect as the Tab Shareholder Restrictions) for so long as the relief from the Tab Shareholder Restrictions applies to the TABCORP Group; and
- that both Tab and TABCORP put in place, and give effect to, the New NSW Racing Arrangements. For this condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the New NSW Racing Arrangements are satisfactory to NSW Racing. As discussed in sections 8.6(n) and 9.7, TABCORP and NSW Racing have entered into the Racing Heads of Agreement which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The material terms of the Racing Heads of Agreement are set out in section 9.7. It is also a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

Certain risks associated with these provisions are discussed in sections 8.6(e), 8.6(f) and 8.6(n).

(b) Casino licence restrictions

The Totalizator Amendment Act will amend section 20 of the Totalizator Act so that the prohibition on holding a casino licence will not apply to the Nominated Company or a related body corporate of the Nominated Company during the period that the exemption described in section 9.6(a) is in force. If Bidder is the Nominated Company, this will mean that section 20 of the Totalizator Act will not apply to the TABCORP Group (including Star City).

(c) Commencement of operation

As at the date of this Bidder's Statement, the Totalizator Amendment Act has not yet commenced operation.

9.7 Racing Heads of Agreement

As discussed in sections 8.6(n) and 9.6(a), on 23 February 2004 TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) entered into the Racing Heads of Agreement. A summary of the terms of the Racing Heads of Agreement is set out in this section 9.7.

(a) Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following material commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if the Offer is successful.

The following arrangements are to apply in addition to the Racing Distribution Agreement, although it is anticipated that TABCORP will become a party to the Racing Distribution Agreement and that amendments to the Racing Distribution Agreement will be required to give effect to the terms outlined below. It is a condition of the following arrangements applying that the formal, detailed agreement referred to above is executed.

9. Other Material Information (cont'd)

(i) Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fees payable by Tab to NSW Racing so that the net increases in fees payable to NSW Racing are as set out in Figure 9.7.1:

Figure 9.7.1: Net increases in fees payable to NSW Racing

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI (Sydney) at 30 June 2008

(ii) Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of the Tab Gaming Division and the Investment Licence Business as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of the Tab Gaming Division (measured against the book value of the Tab Gaming Division as at 31 December 2003), less rebates then owed by NSW Racing to Tab in respect of the Tab Gaming Division and the Investment Licence Business. Only rebates up to a value of $5 million will be taken into account.

Once the Tab Gaming Division is sold, NSW Racing will have no further interest in it.

(iii) Synergies

The parties have agreed cost allocation principles which will apply in respect of the Merged Group's wagering businesses. These principles are those set out in the Racing Distribution Agreement, uplifted to the TABCORP level.

(iv) Pooling

As presently provided for under the Racing Distribution Agreement, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the TABCORP Group and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the TABCORP Group. In addition, if a licensee in relation to the Queensland, South Australian or Northern Territory totalizator pools wishes to pool with a wagering pool administered by the Merged Group, such participation will be managed by Tab so that Tab will benefit from any pooling fees charged for such participation.

Fees from any international pooling arrangements will be allocated between Tab and the TABCORP Group on a 60/40 basis.

(v) Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

(vi) Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the Racing Distribution Agreement.

(vii) Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

(viii) Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel Pty Ltd will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The Merged Group will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian Racing Industry to the detriment of the New South Wales racing industry. In particular, if an equity or similar interest in the Sky Channel business is offered to a Victorian racing entity, a corresponding offer must be made to NSW Racing (or New South Wales racing entities nominated by it). This restriction will not apply to a joint venture in which both Victorian and New South Wales racing entities participate.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

(ix) Racing Distribution Agreement

Certain amendments will be made to the Racing Distribution Agreement to reflect the fact that Tab will be a subsidiary of TABCORP. For instance, the Racing Distribution Agreement will be amended to clarify that NSW Racing does not have any rights in relation to the TABCORP Group's existing operations, nor in relation to the future revenue of the businesses of the Merged Group other than wagering in New South Wales and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

New termination rights will be added to the Racing Distribution Agreement such that NSW Racing will be entitled to terminate the Racing Distribution Agreement if:

- TABCORP ceases to be listed on ASX;
- TABCORP ceases to have control of Tab or the Merged Group ceases to own 50% of Tab Shares;
- TABCORP ceases to be exempt from the Tab Shareholder Restrictions (see section 9.6(a));
- TABCORP ceases to be subject to a shareholding restriction which would preclude a person from acquiring more than 20% of TABCORP Shares; or
- certain insolvency events occur in relation to TABCORP.

In addition, NSW Racing will waive its rights to terminate the Racing Distribution Agreement in connection with the sale of the Tab Gaming Division and the cessation of the Investment Licence Business required by the New South Wales government and, for as long as TABCORP controls Tab, the delisting of Tab.

(x) Other matters

If the Merged Group controls Tab, but does not own all of the Tab Shares, TABCORP will not procure that any member of the Tab Group does any of the things contemplated by this section 9.7(a) to the extent that legal obligations would preclude the relevant company's board doing those things. In that case,

TABCORP will perform the obligation to the extent that it is able or, otherwise, will make NSW Racing whole for the inability of the relevant member of the Tab Group to perform the obligation.

To the extent that any of the obligations contemplated by this section 9.7(a) require authorisation or exemption in the context of the *Trade Practices Act 1974* (Cth), it will be a condition precedent to the obligation that such authorisation or exemption is obtained.

(b) Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements with NSW Racing in connection with the requirements of proposed section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act) (and any arrangements required to be entered into before the proclamation of the Totalizator Amendment Act) (the ***NSW Government Requirements***).

In addition, the following arrangements apply from 23 February 2004 and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW Government Requirements.

TABCORP will have a 'right of last refusal' such that, if NSW Racing enters into a legally binding arrangement (an ***Alternative Arrangement***) with another bidder (or related body corporate of another bidder) for Tab Shares for the purpose of the NSW Government Requirements:

- NSW Racing must immediately notify TABCORP of the material terms of the Alternative Arrangement; and
- if TABCORP makes an offer to NSW Racing on terms which (having regard to quantitative and qualitative factors) are on more favourable terms than the Alternative Arrangement:
  - NSW Racing must accept TABCORP's offer and terminate the Alternative Arrangement; and
  - TABCORP may terminate the Racing Heads of Agreement.

(c) Termination rights

TABCORP may terminate the Racing Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for Tab Shares for the purpose of the NSW Government Requirements; or
- the New South Wales government makes a public statement, or gives written notice to TABCORP, to the effect that the NSW Government Requirements will no longer apply, or that the New South Wales government is prepared to nominate another bidder for Tab Shares as the Nominated Company notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Racing Heads of Agreement.

The 'right of last refusal' will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Racing Heads of Agreement if:

- Bidder withdraws the Offer;
- TABCORP announces that a condition of the Offer cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within six months after execution of the Racing Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Racing Heads of Agreement.

Each party also has the right to terminate the Racing Heads of Agreement in the event of a material breach of it.

The New South Wales government announced on 27 February 2004 that it is possible for the NSW Racing Minister to nominate a company as the 'Nominated Company' before that company has put in place arrangements with NSW Racing for the purposes of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act). The New South Wales government indicated that, in that case, it would need to be reassured that there was a strong prospect that an agreement between the Nominated Company and NSW Racing would be put in place within a reasonable timeframe.

The New South Wales government has also commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing regarding the arrangements to be put in place with NSW Racing if UNiTAB acquired control of Tab. The New South Wales government has announced that it expects to announce the findings of this independent review by 8 April 2004. In light of the New South Wales government's comments, it is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed above.

9.8 Status and effect of other conditions

Sections 9.4 to 9.7 describe matters relevant to the status of certain conditions of the Offer as at the date of this Bidder's Statement. This section 9.8 describes the status of the remaining conditions in section 10.7.

In addition to the Approvals discussed above in relation to the Totalizator Amendment Act and the Privatisation Act and Totalizator Act (the latter two Acts being Acts which the Totalizator Amendment Act will amend), at the date of this Bidder's Statement Bidder has identified the Approvals set out below as Approvals which may be relevant to the condition in section 10.7(d):

- the NSW Racing Minister confirming that they have caused to be undertaken such investigations as are necessary to satisfy themselves that TABCORP, Tab and all persons (in the opinion of the NSW Racing Minister) to be concerned in or associated with the conduct of a totalizator in New South Wales after Bidder acquires control of Tab are suitable persons to be concerned in or associated with the conduct of a totalizator in New South Wales and the NSW Racing Minister confirms that they are satisfied as to these matters having regard to the considerations required in section 21(2) of the Totalizator Act; and
- for the purpose of section 172(2)(f) of the Gaming Machines Act, the relevant Minister (currently being the NSW Racing Minister) consenting to Tab entering into or authorising a dealing with or in respect of shares that affects the control of Tab.

In relation to the condition in section 10.7(e), Bidder is not aware, as at the date of this Bidder's Statement, of any decision, order, decree, action or investigation which would result in a breach of that condition.

However, it should be noted that it is not feasible for TABCORP or Bidder to identify in advance all such regulatory actions or related regulatory approvals, as Bidder has not had access to detailed information regarding the Tab Group's operations and assets in the jurisdictions in which the Tab Group operates, and whether they are subject to particular approvals or conditions.

In relation to section 10.7(f), Bidder and TABCORP are aware that the contractual arrangements between Sky Channel Pty Ltd and the Sydney Turf Club and the Australian Jockey Club respectively (concerning the broadcast of races run by those clubs) have expired and have not been renewed as at the date of this Bidder's Statement. It has also been reported that Racing NSW (the controlling body for thoroughbred racing in NSW) and the Australian Hotels Association may seek compensation from Sky Channel Pty Ltd associated with this loss of coverage. TABCORP and Bidder are monitoring the situation in relation to Sky Channel, in particular in the context of whether any of these matters (either individually or in aggregate) could result in the non-fulfilment of the condition set out in section 10.7(f). A final view on this matter cannot be formed until further information about the status of these matters has come to light.

As at the date of this Bidder's Statement, neither Bidder nor TABCORP is aware of any events or circumstances which would result in the non-fulfilment of any of the conditions in sections 10.7(f) (other than as discussed in the previous paragraph), 10.7(g), 10.7(h), 10.7(i) or 10.7(j).

If an event occurs which results in the non-fulfilment of a condition in section 10.7, Bidder might not make a decision as to whether it will either rely on that non-fulfilment, or waive the condition, until the date for giving notice as to the status of the conditions of the Offer under section 630(3) of the Corporations Act (see section 10.11). If Bidder decides it will waive a defeating condition it will announce that decision to ASX in accordance with section 650F of the Corporations Act.

If there is a breach of any of the defeating conditions set out in section 10.7, or those defeating conditions are otherwise not satisfied, and Bidder decides to rely on that occurrence, then any contract resulting from acceptance of the Offer will become void at the end of the Offer Period, and the relevant Tab Shares will be returned to the holder.

9.9 Withdrawal of acceptance of UNiTAB's offer

If a Tab Shareholder has accepted UNiTAB's offer for their Tab Shares and subsequently wishes to accept TABCORP's Offer for those Tab Shares, they must first withdraw their acceptance of UNiTAB's offer.

In accordance with section 11.11(b) of UNiTAB's bidder's statement, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition has not been satisfied.

Other circumstances may also arise in which Tab Shareholders will be able to withdraw an acceptance of UNiTAB's offer.

A withdrawal of such an acceptance can be effected as follows.

- *If the relevant Tab Shares are held in a CHESS Holding, the Tab Shareholder must have their Controlling Participant* transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules.
- If the relevant Tab Shares are not held in a CHESS Holding, the Tab Shareholder must send, to any of the addresses specified on the acceptance form for UNiTAB's offer, a notice (signed by the Tab Shareholder, or on their behalf (in which case the notice must be accompanied by documentation proving that the person or persons signing the notice are authorised to do so)) stating that they wish to withdraw their acceptance.

9.10 Broker commission

Bidder may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Tab Shares held by retail shareholders who accept the Offer.

If such arrangements are put in place, commission payments will not exceed 0.75% of the value of the consideration payable for parcels of Tab Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on, or paid, to Tab Shareholders.

If and when Bidder decides to offer such a commission to any broker, it will make an announcement to ASX.

It is Bidder's intention that, if and when an offer of commission has been made to any broker by Bidder, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

9.11 Social security and superannuation implications of the Offer

Acceptance of the Offer may have implications under your superannuation or pension arrangements or on your social security entitlements. If in any doubt, Tab Shareholders should seek specialist advice before accepting the Offer.

9.12 Approvals for payment of consideration

Bidder is not aware of any Tab Shareholders who require any approval referred to in section 10.6(f) in order to be entitled to receive any consideration under the Offer.

So far as Bidder is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Bidder's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of Federal Republic of Yugoslavia; and
- ministers and senior officials of the Government of Zimbabwe.

The places to which, and persons to whom, the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets (including, if relevant, Tab Shares) require Ministerial approval.

9.13 Foreign Shareholders

Tab Shareholders who are Foreign Shareholders will not be entitled to receive TABCORP Shares as part of the consideration for their Tab Shares pursuant to the Offer, unless Bidder otherwise determines.

A Tab Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external Territories, the United States of America or New Zealand. However, such a person will not be a Foreign Shareholder if Bidder is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is lawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else contained in this Bidder's Statement, Bidder is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The TABCORP Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell those TABCORP Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. See section 10.6(g) for further details.

9.14 No collateral benefits

Other than as set out below, neither Bidder nor any of its associates has in the four months before the date of this Bidder's Statement, or in the period between the date of this Bidder's Statement and the date of the Offer, given, offered to give or agreed to give a benefit which is not offered to all Tab Shareholders under the Offer to another person which was likely to induce the other person (or an associate) to accept the Offer or dispose of Tab Shares.

As set out in section 11, TABCORP has made arrangements with UBS Securities Australia to make the Share Sale Facility available to Eligible Tab Shareholders. Pursuant to the terms of the Share Sale Facility, Participating Tab Shareholders will not pay any brokerage on the sale of TABCORP Shares issued to them under the Offer (up to a maximum of 200 TABCORP Shares), with any such brokerage being borne by TABCORP.

9. Other Material Information (cont'd)

9.15 No escalation agreements

Neither Bidder nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

9.16 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of TABCORP;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of TABCORP; or
- broker or underwriter to the issue of TABCORP Shares,

(together, the ***Interested Persons***) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of TABCORP;
- property acquired or proposed to be acquired by TABCORP in connection with its formation or promotion, or the offer of TABCORP Shares under the Offer; or
- the offer of TABCORP Shares under the Offer.

9.17 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of TABCORP to induce them to become, or to qualify as, a director of TABCORP; or
- for services provided by any Interested Person in connection with the formation or promotion of TABCORP or the offer of TABCORP Shares under the Offer.

Ernst & Young has acted as accountant in relation to the preparation of the Independent Accountant's Report on the Pro-Forma Historical Information. TABCORP has paid or agreed to pay approximately $165,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Ernst & Young additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Ernst & Young has also received other fees for advising TABCORP on other matters and acting as its auditor.

Pitcher Partners has acted as accountant in relation to the preparation of the Investigating Accountant's Report on the Forecast and Pro-Forma Information. TABCORP has paid or agreed to pay approximately $330,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Pitcher Partners additional fees for services provided in connection with the Offer after the date of this Bidder's Statement.

Allens Arthur Robinson has acted as legal adviser to TABCORP and Bidder in connection with the Offer. TABCORP has paid or agreed to pay up to $2,190,000 for these services to the date of this Bidder's Statement. TABCORP has also paid or agreed to pay Allens Arthur Robinson other fees for advising on other matters and TABCORP may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Bidder's Statement. Until 31 December 2003, Michael Robinson was a Partner of Allens Arthur Robinson and is presently a Consultant to that firm.

Corrs Chambers Westgarth has provided certain legal advice to TABCORP and Bidder pertaining to certain Jupiters matters referred to in this Bidder's Statement. TABCORP has paid or agreed to pay approximately $2,500 for these services to the date of this Bidder's Statement. John Story is a Partner of Corrs Chambers Westgarth.

9.18 Disclosure of interests of directors

(a) Interests in TABCORP Shares

The directors of Bidder and TABCORP have relevant interests in the following TABCORP securities at the date of this Bidder's Statement:

Figure 9.18.1: Directors' interests in TABCORP securities

TABCORP and Bidder directors[1]	Number of TABCORP Shares held	Number of options and share rights
Michael Robinson (Chairman)	45,000	Nil
Matthew Slatter[2]	500,000	352,349 performance options 2,500,000 other options 15,996 share rights
Tony Hodgson	100,000	Nil
Phil Satre	8,000	Nil
John Story[3]	8,149	Nil
Richard Warburton	22,500	Nil
Lawrence Willett	2,548	Nil
Warren Wilson	50,000	Nil
David Elmslie[2]	255,000	87,248 performance options 11,883 share rights
Peter Caillard[2]	170,000	40,268 performance options 5,484 share rights

(b) Directors' interests in Tab securities

No director of Bidder or TABCORP has a relevant interest in Tab Shares at the date of this Bidder's Statement.

No director has acquired or disposed of Tab Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

TABCORP in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of TABCORP in any year at $1.5 million.

The TABCORP Board has determined that the following annual base fees (before superannuation guarantee contributions) are payable to individual non-executive directors of TABCORP: $295,500 to the Chairman, $137,750 to the Deputy Chairman and $120,750 to other non-executive directors. In addition, non-executive directors receive fees in relation to each Board Committee on which they serve.

The TABCORP Board has terminated retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the TABCORP Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the TABCORP Board.

(d) Indemnity, insurance and access

TABCORP has executed a Director's Deed with each director of TABCORP. In summary each Director's Deed provides:

- an ongoing indemnity to the director against liability incurred by the director in or arising out of the conduct of the business of, or the discharge of their duties as a director of, TABCORP, or, if the TABCORP Board in its discretion specifically determines in a particular case for the purposes of the Director's Deed, the conduct of the business of another corporation, including a subsidiary of TABCORP;
- that TABCORP will maintain an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as a director of TABCORP during the period during which the director holds office as a director of TABCORP and

Notes

1 All persons, other than Messrs Elmslie and Caillard, are directors of TABCORP. The directors of Bidder are Messrs Slatter, Elmslie and Caillard.

for a period of seven years thereafter, or, if a proceeding is brought against a director within the seven years after they cease to be a director of the company, until that proceeding is determined; and

- the director with a limited right to access, and to take copies of, TABCORP Board papers relating to the period during which the director holds office as a director of TABCORP.

TABCORP's constitution provides for the entry into these Director's Deeds.

(e) Directors' insurance

TABCORP maintains an insurance policy for the benefit of the directors of TABCORP which insures them against liability for their conduct as directors of TABCORP and as directors of any subsidiary of TABCORP to the extent permitted by law. This insurance policy also may insure the directors on the terms and subject to the conditions of the policy against civil liabilities which they may incur in relation to the Offer.

9.19 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

The following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it is included. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer is made by Bidder.

Ernst & Young has consented to the inclusion in this Bidder's Statement of the Independent Accountant's Report on the Pro-Forma Historical Information and all references to that report in the form and context in which those references are included.

Pitcher Partners has consented to the inclusion in this Bidder's Statement of the Investigating Accountant's Report on the Forecast and Pro-Forma Information and all references to that report in the form and context in which those references are included.

Standard & Poor's (Australia) Pty Ltd (trading as Standard & Poor's) has consented to the inclusion of the statements concerning TABCORP's credit rating from Standard & Poor's in the form and context in which those references are included. Standard & Poor's ratings and rating estimates are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Ratings and rating estimates are based on information available to Standard & Poor's and ratings or rating estimates may change at any time should there be any change in relevant information.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX, and statements made by, or based on statements made by, the New South Wales government and the NSW Casino Control Authority (see section 9.2).

9.20 Expiry date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

9.21 Other material information

Except as disclosed in this Bidder's Statement, there is no other information that:

- is material to the making of the decision by a Tab Shareholder whether or not to accept the Offer; and
- is known to Bidder.


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JUPITERS

Section 10

The Offer

10. The Offer

10.1 The Offer

(a) Bidder offers to acquire **all** of your Tab Shares on the terms and subject to the conditions set out in this section 10.

(b) Subject to the terms of this Offer, in particular section 10.6(g), the consideration offered by Bidder is:

(i) $2.00 cash multiplied by the total number of Tab Shares which Bidder acquires from you under this Offer; and

(ii) the number of TABCORP Shares (subject to rounding as described in section 10.1(c)) determined by:

(A) if the TABCORP VWAP is equal to, or less than, $11.36 - multiplying 0.22 by the total number of Tab Shares which Bidder acquires from you under this Offer;

(B) if the TABCORP VWAP is between $11.36 and $12.50 (but excluding those exact amounts) - multiplying $2.50 by the total number of Tab Shares which Bidder acquires from you under this Offer and dividing the result by the TABCORP VWAP; or

(C) if the TABCORP VWAP is equal to, or more than, $12.50 - multiplying 0.20 by the total number of Tab Shares which Bidder acquires from you under this Offer.

The ***TABCORP VWAP*** will be the volume weighted average share price (calculated to two decimal places) for TABCORP Shares traded on ASX (excluding any and all Special Crossings, Crossings prior to the commencement of Normal Trading, Crossings during the Closing Phase or the After Hours Adjust Phase, overseas trades and overnight Crossings or trades pursuant to the exercise of options over TABCORP Shares and any trades which Bidder reasonably decides to exclude on the basis that they are not representative of the general price at which TABCORP Shares are trading on ASX in the context of trading in TABCORP Shares on any day on which the trades took place) during the VWAP Period as calculated by ASX. In this paragraph, the terms ***After Hours Adjust Phase, Closing Phase, Crossing, Normal Trading*** and ***Special Crossing*** have the meanings given to them in the ASX Market Rules.

(c) Subject to section 10.1(d), if you would otherwise become entitled to a fraction of a TABCORP Share as a result of your acceptance of this Offer in addition to the number of whole TABCORP Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to one TABCORP Share.

(d) If Bidder reasonably believes that any parcel or parcels of Tab Shares has or have been created or manipulated to take advantage of the rounding provision in section 10.1(c), then any fractional entitlement to a TABCORP Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to TABCORP Shares arising in relation to each parcel consists of the nearest whole number of TABCORP Shares only and the fractional entitlement will be disregarded.

(e) If you accept this Offer, Bidder will be entitled to all Rights in respect of your Tab Shares which it acquires under this Offer, as well as your Tab Shares themselves (see sections 10.5(c) and 10.6(c)).

(f) An offer in this form and bearing the same date is being made to:

(i) each person registered as the holder of Tab Shares in the register of Tab Shareholders as at 9.00 am on the Register Date; and

(ii) any person who becomes registered as the holder of Tab Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Tab Shares (including Tab Options) and which are on issue at the Register Date.

(g) If at the time this Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your Tab Shares then:

(i) a corresponding offer will be deemed to have been made to that other person in respect of those Tab Shares;

(ii) a corresponding offer will be deemed to have been made to you in respect of any other Tab Shares you hold to which this Offer relates; and

(iii) this Offer will be deemed to have been withdrawn immediately after that time.

(h) If at any time during the Offer Period you are registered or entitled to be registered as the holder of one or more parcels of Tab Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate offer on the same terms as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the offer for all of a parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder's Statement and the Acceptance Form, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia) to request those additional copies.

(i) Beneficial owners whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

(j) This Offer is dated 21 April 2004.

10.2 Offer Period

(a) This Offer will remain open for acceptance during the period commencing on the date the first Offer is made and ending at 7.00 pm on 25 May 2004, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) Bidder may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

10.3 Official quotation of TABCORP Shares

(a) The consideration offered by Bidder under the Offer includes TABCORP Shares. The shares offered as consideration will be issued by TABCORP, will be issued fully paid and will rank equally with existing TABCORP Shares from the date of issue, except that they will not be entitled to participate in the TABCORP interim dividend announced on 19 February 2004 in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

(b) TABCORP has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act. If that condition is not fulfilled, any contract that results from your acceptance of this Offer will be automatically void.

(d) The condition set out in section 625(3) of the Corporations Act is not a defeating condition for the purposes of the Corporations Act, and is not of the same nature as the conditions set out in section 10.7. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statement made by Bidder, or any other member of the TABCORP Group, can be taken to be a waiver of that condition.

(e) Official quotation of securities by ASX is not granted automatically on application.

10. The Offer (cont'd)

10.4 How to accept this Offer

(a) General

(i) Subject to sections 10.1(g) and 10.1(h), you may **only** accept this Offer for **all** of your Tab Shares.

(ii) You may accept this Offer at any time during the Offer Period.

(iii) Sections 10.4(b) and 10.4(c) refer, amongst other things, to the different Acceptance Forms for use to accept this Offer depending on the nature of your Tab Shareholding. You will only be sent one Acceptance Form with this Bidder's Statement, which will be the Acceptance Form to be used in relation to your Tab Shares.

(b) Issuer sponsored holdings

If your Tab Shares are held on Tab's issuer sponsored subregister (in which case your Securityholder Reference Number will commence with 'I'), to accept this Offer in respect of those Tab Shares you must:

(i) **complete** and **sign** the enclosed blue Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form; and

(ii) **return** the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form.

(c) CHESS Holdings

If your Tab Shares are held in a CHESS Holding (in which case your Holder Identification Number will commence with 'X'), to accept this Offer in respect of those Tab Shares:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

(1) if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

(2) otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete**, **sign** and **return** the enclosed pink Acceptance Form (using the enclosed reply paid envelope) in accordance with the terms of the Offer and the instructions on the Acceptance Form, together with all other documents required by those instructions, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form and as such authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules.

(d) Status and receipt of the Acceptance Form

(i) The Acceptance Form which accompanies this Bidder's Statement forms part of this Offer.

(ii) To accept this Offer using the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form, and return the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are received before the end of the Offer Period at one of the relevant addresses indicated on the Acceptance Form. When using the Acceptance Form to accept this Offer in respect of Tab Shares in a CHESS Holding, you must ensure that the Acceptance Form (and the other required documents) are received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(iii) By signing and returning the Acceptance Form in respect of Tab Shares in a CHESS Holding you will be deemed to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such Tab Shares in accordance with Rule 14.14 of the ASTC Settlement Rules; and

(B) give any other instructions concerning those Tab Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

(iv) Notwithstanding sections 10.4(b), 10.4(c)(ii)(B) and 10.4(d)(ii), Bidder may, at its discretion and without further communication with you, treat any Acceptance Form received before the end of the Offer Period at one of the addresses indicated on the Acceptance Form, or such other address as may be acceptable to Bidder, as valid, even if one or more of the requirements for acceptance have not been complied with (other than the requirement for your acceptance to be received prior to the end of the Offer Period).

(v) The transmission of the Acceptance Form and other documents is at your own risk.

10.5 Effect of acceptance

(a) Once you have accepted this Offer, you will be able to revoke your acceptance at any time while either of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has not been satisfied or waived. When each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived, you will be unable to revoke your acceptance and the contract resulting from your acceptance of this Offer will be binding on you, except as follows:

(i) if, by the relevant times specified in section 10.5(b), the conditions in section 10.7 have not been satisfied or waived in accordance with section 10.10, the Offer will automatically terminate and your Tab Shares will be returned to you; or

(ii) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 10.7, you may be able to withdraw your acceptance and have your Tab Shares returned to you under section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purpose of section 10.5(a)(i) are:

(i) in the case of the conditions in section 10.7(h) - three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 - the end of the Offer Period.

(c) By accepting this Offer in accordance with section 10.4, you will, or will be deemed to, have:

(i) accepted this Offer (and any variation of it) in respect of all of your Tab Shares (even if the number of Tab Shares specified on the Acceptance Form differs from the number of your Tab Shares) and agreed to the terms and conditions of this Offer;

(ii) subject to the Offer becoming or being declared free from the conditions set out in section 10.7, agreed to transfer all of your Tab Shares to Bidder in accordance with this Offer;

(iii) represented and warranted to Bidder that, at the time of acceptance and at the time the transfer of your Tab Shares to Bidder is registered, all of your Tab Shares are and will be fully paid, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in your Tab Shares to Bidder;

(iv) appointed Bidder and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the later of the acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its conditions, with power to do all things which you could lawfully do concerning your Tab Shares or in exercise of any right derived from the holding of your Tab Shares, including (without limiting the generality of the foregoing):

(A) attending and voting at any meeting of Tab;

(B) demanding a poll for any vote to be taken at any meeting of Tab;

(C) proposing or seconding any resolution to be considered at any meeting of Tab;

(D) requisitioning the convening of any meeting of Tab and convening a meeting pursuant to any such requisition; and

(E) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Bidder as the intended registered holder and beneficial holder of your Tab Shares. This appointment is irrevocable and terminates upon registration of a transfer to Bidder of your Tab Shares. Bidder will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(v) (if, before the issue of the TABCORP Shares to which you are entitled as a result of your acceptance of this Offer, you are a Participating Tab Shareholder in respect of the Share Sale Facility) appointed UBS Securities Australia and its nominee severally as your agent to receive (pursuant to sections 10.6(e)(i)(B) and 11.5(b)) the relevant Sale Shares to which you are entitled as a result of your acceptance of this Offer;

(vi) represented and warranted to Bidder that you are not a Foreign Shareholder, unless otherwise indicated on the Acceptance Form;

(vii) acknowledged and agreed that if you indicate on the Acceptance Form that you are a Foreign Shareholder, or if Bidder believes that you are a Foreign Shareholder, Bidder will arrange for any TABCORP Shares otherwise issuable to you to be issued and sold, and for the net proceeds to be remitted to you, as described in section 10.6(g);

(viii) agreed to fully indemnify Bidder in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Securityholder Reference Number or in consequence of the transfer of your Tab Shares to Bidder being registered by Tab without production of your Holder Identification Number or your Securityholder Reference Number;

(ix) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from the Acceptance Form as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of all of your Tab Shares to Bidder;

(x) irrevocably authorised and directed Tab to pay to Bidder, or to account to Bidder for, all Rights in respect of your Tab Shares subject, however, to any such Rights received by Bidder being accounted for by Bidder to you if this Offer is withdrawn or any contract resulting from your acceptance of this Offer is rescinded or rendered void;

(xi) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to notify Tab on your behalf that the address for the purpose of serving notices upon you in respect of your Tab Shares is the address specified by Bidder in the notification;

(xii) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer your Tab Shares to the Takeover Transferee Holding, regardless of whether Bidder has at that time paid the consideration due to you under this Offer;

(xiii) authorised TABCORP to issue to you the TABCORP Shares you are entitled to receive under this Offer and to register your name in the TABCORP register of members in respect of those TABCORP Shares, and agreed that you will be bound by the constitution of TABCORP; and

(xiv) agreed, subject to the conditions in section 10.7 being satisfied or waived, to execute all documents, transfers and assurances as may be necessary or desirable to convey your Tab Shares and Rights to Bidder.

10.6 Provision of consideration by Bidder

(a) Subject to this section 10.6 and the Corporations Act, if you accept this Offer and the conditions of the Offer and of any contract resulting from acceptance of this Offer are satisfied or waived, Bidder will provide the consideration (as set out in section 10.1(b)) to you on or before the earlier of:

(i) one month after the date of your acceptance or, if at the time of your acceptance this Offer is subject to a defeating condition, within one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(ii) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is received with your acceptance, Bidder will provide the consideration in accordance with section 10.6(a);

(ii) if that document is received after your acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(B) 21 days after the end of the Offer Period;

(iii) if that document is received after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after that document is received; and

(B) 21 days after the end of the Offer Period; and

(iv) if that document is received after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, the contract

resulting from acceptance of this Offer is still subject to a defeating condition that relates to a circumstance or event specified in section 10.7(h), Bidder will provide the consideration within 21 days after the contract becomes, or is declared, unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Tab Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give Bidder the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration payable in accordance with the terms of this Offer the amount (or an amount equal to the value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque drawn in Australian currency in your favour. The cheque will be sent to you, at your risk, by ordinary mail (or, in the case of Tab Shareholders with addresses outside Australia, by airmail) to your address as shown in Tab's register of members.

(e) The obligation of TABCORP to allot and issue any TABCORP Shares to which you are entitled under this Offer will be satisfied:

(i) if at the time at which the TABCORP Shares to which you are entitled as a result of acceptance of this Offer are allotted and issued:

(A) you are not a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP entering your name on the register of members of TABCORP; or

(B) you are a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP allotting and issuing such number of those TABCORP Shares as are Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility, and by entering your name on the register of members of TABCORP in respect of the remainder of the TABCORP Shares (if any) to which you are entitled under this Offer; and

(ii) if your name is entered into the issuer sponsored subregister of TABCORP, by TABCORP no later than five business days after your name is entered in the register of members of TABCORP, despatching or procuring the despatch to you, by pre-paid post to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before despatch, a holding statement in accordance with ASX Listing Rule 8.6. If your Tab Shares are held in joint names and those names are entered into the issuer sponsored subregister of TABCORP, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Tab's register of members.

(f) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(iii) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Bidder to provide consideration for your Tab Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder. See section 9.12 for information as to whether this restriction applies to you.

(g) If you are a Foreign Shareholder, you will not be entitled to receive TABCORP Shares as part of the consideration for your Tab Shares as a result of acceptance of this Offer, and Bidder will:

(i) arrange for the issue to a nominee approved by ASIC (the ***Nominee***) of the number of TABCORP Shares to which you and all other Foreign Shareholders would have been entitled but for this section 10.6(g) and the equivalent provision in each other offer under the Offer;

(ii) cause the TABCORP Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(iii) cause the amount ascertained in accordance with the formula below to be paid to you:

$$\frac{P \times N}{T}$$

where:

P is the amount (if any) remaining after deducting the expenses of sale from the proceeds of sale of the TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer;

N is the number of TABCORP Shares which would, but for this section 10.6(g), otherwise have been issued to you under this Offer; and

T is the total number of TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer.

Payment of the amount referred to in this section 10.6(g) will be made by cheque in Australian dollars or, if this is unlawful, the currency of the jurisdiction of your residence (as shown in the register of members of Tab).

10.7 Conditions

Subject to this section 10.7, this Offer and any contract resulting from acceptance of this Offer are subject to the fulfilment of the following conditions.

(a) Minimum acceptance

At the end of the Offer Period, Bidder and its associates have relevant interests in more than 50.0% of the Tab Shares.

(b) Totalizator Amendment Act

(i) Before the end of the Offer Period, all sections of the Totalizator Amendment Act have commenced.

(ii) Before the end of the Offer Period, the NSW Racing Minister has nominated Bidder for the purpose of section 37A of the Privatisation Act (as amended by the Totalizator Amendment Act), and therefore for the purpose of the Totalizator Act (as amended by the Totalizator Amendment Act), by notice published in the New South Wales Government Gazette.

(iii) Before the end of the Offer Period, NSW Racing has acknowledged in writing to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act).

(c) ACCC

(i) At the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Tab Shares by Bidder under the Offer.

(ii) Before the end of the Offer Period, the notice in writing received by TABCORP from the ACCC stating, or stating to the effect, that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Tab Shares by Bidder pursuant to section 50 of the *Trade Practices Act 1974* (Cth); and

(B) the ACCC does not seek to impose conditions on Bidder's acquisition of shares in Tab or require undertakings from Bidder (or any Related Entity of Bidder) in relation to the acquisition of Tab Shares,

has not been withdrawn, revoked or amended.

(d) Other regulatory approvals

Before the end of the Offer Period, all Approvals as are necessary to permit the Offer to be lawfully made to and accepted by Tab Shareholders are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same. For the purposes of this section 10.7(d), an Approval from the State of New South Wales will be deemed to be on an unconditional basis, notwithstanding that it is conditional on TABCORP giving undertakings to the State of New South Wales consistent with those summarised in sections 4.3(c) and 4.3(d) in relation to the divestiture of the Tab Gaming Division or the withdrawal or cancellation of the Investment Licence.

(e) No regulatory actions

Between the Announcement Date and the end of the Offer Period (each inclusive):

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose or in exercise of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer or the acquisition of Tab Shares under the Offer or the completion of any transaction contemplated by this Bidder's Statement, or seeks to require the divestiture by Bidder of any Tab Shares, or the divestiture of any material assets of the Tab Group (other than the divestiture of the Tab Gaming Division, and the withdrawal or cancellation of the Investment Licence, as described in sections 4.3(c) and 4.3(d)) or the TABCORP Group.

(f) No material adverse change

Before the end of the Offer Period, no event, change or condition occurs, is announced or becomes known to Bidder (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Tab Group, taken as a whole, since 30 June 2003, or on the status or terms of arrangements entered into by the Tab Group, or on the status or terms of any approvals, licences or permits from Public Authorities applicable to the Tab Group (except for events, changes and conditions publicly announced by Tab or otherwise disclosed in public filings by Tab or any of its subsidiaries prior to the Announcement Date where the relevant disclosure is not, and is not likely to be, incomplete, incorrect, untrue or misleading).

(g) No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by Tab before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(i) Tab or any subsidiary of Tab acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii) Tab or any subsidiary of Tab disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Tab's statement of financial position as at 30 June 2003) is, in aggregate greater than $3 million, or makes an announcement in relation to such a disposition, offer or agreement;

(iii) Tab or any subsidiary of Tab enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement;

(iv) Tab or any subsidiary of Tab enters into, offers to enter into or agrees to enter into (or makes an announcement in relation to such an entry, offer or agreement) any joint venture or partnership, or any agreement, relating to or involving the provision of an equity, profit sharing or other interest in Sky Channel Pty Ltd or the media businesses of the Tab Group that operate under any of the names 'Sky Channel', 'Sky Racing', 'Sky International' or 'Radio 2KY' (including the business and operations of Sky Channel Pty Ltd and its subsidiaries) where that joint venture, partnership or agreement involves a commitment of the Tab Group of greater than 12 months or would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million,

and during that period the business of the Tab Group is otherwise carried on in the ordinary and usual course of business.

(h) No prescribed occurrences

During the period from the Announcement Date to the date that is three business days after the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(i) Tab converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii) Tab or a subsidiary of Tab resolves to reduce its share capital in any way;

(iii) Tab or a subsidiary of Tab enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) Tab or a subsidiary of Tab issues shares (other than as a result of the exercise of Tab Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) Tab or a subsidiary of Tab issues, or agrees to issue, convertible notes;

(vi) Tab or a subsidiary of Tab disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Tab or a subsidiary of Tab charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Tab or a subsidiary of Tab resolves to be wound up;

(ix) a liquidator or provisional liquidator of Tab or of a subsidiary of Tab is appointed;

10. The Offer (cont'd)

(x) a court makes an order for the winding up of Tab or of a subsidiary of Tab;

(xi) an administrator of Tab or of a subsidiary of Tab is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Tab or a subsidiary of Tab executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Tab or of a subsidiary of Tab.

(i) Dividends

Between the Announcement Date and the end of the Offer Period (each inclusive), Tab does not make or declare any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than Tab's fully franked 2004 interim dividend of 9 cents per Tab Share (as announced on 6 February 2004).

(j) Loan Facility

(i) Subject to the following, before the earlier of the execution of the Loan Facility Agreement and the end of the Offer Period, no event giving rise to a right for the Banks to terminate the Commitment Letter occurs, unless any such right is waived by the Banks.

(ii) Subject to the following, at the end of the Offer Period all of the conditions precedent to the availability of funds under the Loan Facility Agreement have been either satisfied or waived.

The conditions set out in this section 10.7(j) do not apply to the extent that the occurrence of an event, or the satisfaction of a condition precedent, is within the sole control of the TABCORP Group.

10.8 Nature and benefit of conditions

(a) The conditions in sections 10.7(b)(i) and 10.7(b)(ii) are conditions precedent to Bidder's acquisition of any interest in Tab Shares. Notwithstanding your acceptance of this Offer, unless and until each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived:

(i) no contract for the sale of your Tab Shares will come into force or be binding on you or Bidder;

(ii) Bidder will have no rights (conditional or otherwise) in relation to your Tab Shares;

(iii) if your Tab Shares are held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by having your Controlling Participant transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules, at any time prior to the satisfaction or waiver of those conditions; and

(iv) if your Tab Shares are not held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address at any time prior to the satisfaction or waiver of those conditions.

(b) Each of the other conditions in section 10.7 is a condition subsequent to the formation of a binding contract upon acceptance of this Offer. The non-fulfilment of any of those conditions will not, until the end of the Offer Period (or in the case of the conditions in section 10.7(h), until three business days after the end of the Offer Period), prevent a contract to sell your Tab Shares resulting from the acceptance of this Offer from arising, but any such non-fulfilment at the end of the Offer Period will entitle Bidder, by notice in writing to you, to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(c) Each of the conditions in each paragraph and each sub-paragraph of section 10.7 constitutes, and is to be construed as, a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

(d) Subject to the Corporations Act and section 10.8(a), Bidder alone is entitled to the benefit of the conditions in section 10.7 and to rely on non-fulfilment of, or to waive compliance with, any of those conditions.

10.9 Satisfaction of conditions

TABCORP and Bidder will each use all reasonable endeavours, and will procure that their subsidiaries will use all reasonable endeavours, to ensure that the condition contained in section 10.7(d) is satisfied as soon as possible after the date of this Bidder's Statement.

10.10 Waiver of conditions

(a) Subject to the Corporations Act, Bidder may free the Offer and any contract resulting from acceptance of the Offer from all or any of the conditions in section 10.7 generally or in relation to a specific occurrence by giving notice in writing to Tab and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

 (i) in the case of the conditions in section 10.7(h) - not later than three business days after the end of the Offer Period; and

 (ii) in the case of the other conditions in section 10.7 - not less than seven days before the end of the Offer Period.

(b) If, at the end of the Offer Period (or, in the case of the conditions in section 10.7(h), within three business days after the end of the Offer Period), the conditions in section 10.7 have not been fulfilled and Bidder has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

10.11 Notice on status of conditions

The date for giving the notice as to the status of the conditions in section 10.7 required by section 630(1) of the Corporations Act is 17 May 2004 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

10.12 Variation

Bidder may vary this Offer in accordance with the Corporations Act.

10.13 Withdrawal

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Tab and will comply with any other conditions imposed by ASIC.

(b) If Bidder withdraws this Offer, any contract resulting from its acceptance will automatically be void.

10.14 Stamp duty and brokerage

You will not be liable to pay any stamp duty on the transfer of your Tab Shares as a result of acceptance of this Offer. As long as your Tab Shares are registered in your name and you deliver them directly to Bidder, you will not incur any brokerage in connection with your acceptance of this Offer (unless you are a Foreign Shareholder (see section 10.6(g))).

10. The Offer (cont'd)

If you are a beneficial owner whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should ask that nominee whether it will charge any transaction fees or service charges in connection with acceptance of the Offer for the relevant Tab Shares.

10.15 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in Victoria, Australia.


TAB
Star City
CONRAD
JUPITERS

Section 11

Share Sale Facility for TABCORP Shares

11. Share Sale Facility for TABCORP Shares

11.1 Description

(a) TABCORP has made arrangements with UBS Securities Australia whereby UBS Securities Australia is making available a Share Sale Facility pursuant to which certain Tab Shareholders will be able to sell the TABCORP Shares that they receive (or are entitled to receive) as a result of acceptance of the Offer, up to a maximum of 200 TABCORP Shares (see section 11.2(c)(iii)).

(b) As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

(c) The provision of the Share Sale Facility is separate to the offer to acquire your Tab Shares under the Offer and does not form part of the consideration for those Tab Shares. The references in:

(i) section 10.6(a) to the term 'the consideration (as set out in section 10.1(b))';

(ii) section 10.6(b) to the term 'the consideration'; and

(iii) all other similar references to the provision of the consideration under the Offer,

do not include a reference to any cash to which you may be entitled as a result of any sale under the Share Sale Facility of any TABCORP Shares which you receive (or are entitled to receive) under the Offer, and Bidder's obligations to you under the Offer will be satisfied by Bidder providing you with the consideration described in section 10.1(b) within the time periods, and in the manner, specified in section 10.6.

11.2 Terms of participation and scope of Share Sale Facility

(a) The Share Sale Facility is only available to Tab Shareholders (and former Tab Shareholders):

(i) whose address, as shown (or as formerly shown prior to the sale of their Tab Shares to Bidder) in Tab's register of members, is a place within Australia or its external territories; and

(ii) who are not (or were not prior to the sale of their Tab Shares to Bidder) holding Tab Shares on behalf of any person resident, or located, in the United States of America,

(such Tab Shareholders being referred to as the ***Eligible Tab Shareholders***), and the Share Sale Facility will only be available in respect of TABCORP Shares that are (or, but for the operation of the Share Sale Facility, would have been) issued to Eligible Tab Shareholders as a result of their acceptance of the Offer. The Share Sale Facility is not available for TABCORP Shares acquired by any other means (even if you receive less than 200 TABCORP Shares as a result of acceptance of the Offer).

(b) Participation in the Share Sale Facility is entirely voluntary (assuming that you are an Eligible Tab Shareholder).

(c) If you are an Eligible Tab Shareholder and you elect to participate in the Share Sale Facility, you:

(i) will do so on the basis of the terms and conditions in this section 11, the warranties and acknowledgements in Annexure H and the terms set out in the Instruction Form, as well as any associated documents provided or made available to Eligible Tab Shareholders in relation to the Share Sale Facility (together the ***Share Sale Facility Documents***);

(ii) will be a Participating Tab Shareholder;

(iii) will do so on the basis that, subject to the operation of section 11.5(a):

(A) if you receive (or are entitled to receive) 200 or fewer TABCORP Shares under the Offer, all of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(B) if you receive (or are entitled to receive) 201 or more TABCORP Shares under the Offer, only 200 of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(iv) will not be liable to pay any brokerage, handling fees or stamp duty for the sale of your Sale Shares under the Share Sale Facility. However, you will be liable for any other tax or charge on the sale of your Sale Shares (including, CGT (if any)).

11.3 Electing to participate in the Share Sale Facility

(a) If you are an Eligible Tab Shareholder, you can elect to participate in the Share Sale Facility by providing an ***Election to Participate***, which you can do by any of the following means (as applicable):

(i) at the time that you accept the Offer:

(A) if your Tab Shares are held on Tab's issuer sponsored subregister, by marking the appropriate box on the blue Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning the Acceptance Form in accordance with section 10.4(b); or

(B) if your Tab Shares are held in a CHESS Holding, either by:

(1) initiating, or otherwise instructing your Controlling Participant to initiate, an election to participate on CHESS before the end of the Offer Period; or

(2) marking the appropriate box on the pink Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning it in accordance with section 10.4(c)(i)(B) so that it is received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period. By providing an Election to Participate in this way, you will be deemed, in addition to providing the authorisations set out in section 10.4(d)(iii), to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to instruct your Controlling Participant to initiate an election to participate on CHESS before the end of the Offer Period.

The Acceptance Form sent to you will only contain a box allowing you to elect to participate in the Share Sale Facility if Bidder believes that you are an Eligible Tab Shareholder at the time that it sends the Acceptance Form to you; or

(ii) at any subsequent time during the Sale Facility Acceptance Period:

(A) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held on Tab's issuer sponsored subregister; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held on TABCORP's issuer sponsored subregister,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period; or

(B) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held in a CHESS Holding; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held in a CHESS Holding,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it to your Controlling Participant with instructions for your Controlling Participant to affix its stamp to the form to confirm its approval of:

(3) the sale of your Sale Shares under the Share Sale Facility; and

(4) TABCORP initiating a holding adjustment to move the Sale Shares, once issued, to TABCORP's issuer sponsored subregister,

and to return the form so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period. If you are the Controlling Participant, you can return your form directly to such an address within that time period provided that you have stamped the form to confirm your approval of the matters set out in paragraphs (3) and (4) of this section 11.3(a)(ii)(B).

No Election to Participate provided under this section 11.3(a)(ii) will be effective until all of the relevant steps set out above have been completed, unless compliance with the relevant requirement is waived under section 11.5(d).

(b) TABCORP reserves the right, on behalf of UBS Securities Australia and for any reason, to modify the timetable for, or to suspend (for any period of time) the operation of, the Share Sale Facility (including to suspend the ability of people to elect to participate in, or to suspend the sale of Sale Shares under, the Share Sale Facility) in its sole discretion. Any such modification or suspension will be announced to ASX and advertised as soon as practicable by TABCORP in 'The Australian' newspaper.

11.4 Roles of the Registrar and UBS Securities Australia

(a) Each Participating Tab Shareholder irrevocably appoints UBS Securities Australia as execution-only broker to sell all of the Participating Tab Shareholder's Sale Shares on behalf of the Participating Tab Shareholder in accordance with the Share Sale Facility Documents. Instructions from Participating Tab Shareholders will be taken to be provided to UBS Securities Australia at the time that the Registrar advises UBS Securities Australia of the batch in which the relevant Participating Tab Shareholder's Sale Shares are included in accordance with the Share Sale Facility Documents.

(b) UBS Securities Australia's appointment as 'execution-only' broker means that UBS Securities Australia is not, nor are Bidder, TABCORP or the Registrar, giving, nor are any of them obliged to give, any advice to you. This section 11 does not constitute advice or a recommendation by any of the above to buy, sell or hold securities in TABCORP, nor that the Share Sale Facility or any other facility is the best way to sell your Sale Shares. Accordingly, before you elect to use the Share Sale Facility you should ensure that the Share Sale Facility meets your own objectives, financial situation and needs. If you are unsure of what action to take you should consult a licensed financial adviser. TABCORP will pay brokerage (and any applicable GST) to UBS Securities Australia in relation to the sale of Sale Shares under the Share Sale Facility.

(c) The Registrar will assist in the administration of the Share Sale Facility, including by processing Instruction Forms and other Elections to Participate, collating and advising UBS Securities Australia of batches of Sale Shares and liaising with UBS Securities Australia in relation to sales of Sale Shares, issuing transaction confirmation statements and remitting sale proceeds to Participating Tab Shareholders. TABCORP will pay any handling fees (and any applicable GST) to the Registrar in respect of its role in relation to the Share Sale Facility.

(d) TABCORP and UBS Securities Australia are irrevocably authorised by each Participating Tab Shareholder to do all things and execute all documents (including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to a Participating Tab Shareholder's holding of Sale Shares and whether personally or, where practicable, through an agent) to facilitate the sale of all the Sale Shares of the Participating Tab Shareholder by UBS Securities Australia as broker under the Share Sale Facility.

11.5 Elections to Participate

(a) Once a Participating Tab Shareholder has provided their Election to Participate, they are not permitted to sell any of their Sale Shares outside the Share Sale Facility. However, if before the Election to Participate is processed, the number of TABCORP Shares held by an Eligible Tab Shareholder is less than the number of TABCORP Shares issued to that Eligible Tab Shareholder under the Offer, the Election to Participate provided by that Eligible Tab Shareholder will be taken as an instruction to sell their reduced holding of TABCORP Shares (up to a maximum of 200 TABCORP Shares).

(b) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility before any TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed, to direct TABCORP to issue the relevant Sale Shares directly to UBS Securities Australia (or its nominee) in a holding on TABCORP's issuer sponsored subregister for the purpose of sale under the Share Sale Facility. This direction will be taken to be given even if the relevant Tab Shares were held in a CHESS Holding and regardless of whether a Holder Identification Number may be specified on the Participating Tab Shareholder's Election to Participate. (See also section 10.5(c)(v).)

(c) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility after TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed to, authorise the transfer of their Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility.

(d) TABCORP may, in its sole discretion, at any time determine on behalf of UBS Securities Australia that an Election to Participate is valid in accordance with the Share Sale Facility Documents, even if the Election to Participate is incomplete, contains errors or is otherwise defective. TABCORP (or any agent of TABCORP acting on its instructions) may correct any error in or omission from an Instruction Form and complete the Instruction Form by the insertion of any missing details.

(e) Notwithstanding section 11.5(d), neither TABCORP nor UBS Securities Australia is under any obligation to accept any Election to Participate, whether completed correctly or not. In particular, an Election to Participate may not be accepted if it is not received in accordance with section 11.3(a) or if there is reason to believe that the relevant Eligible Tab Shareholder cannot provide one or more of the warranties and acknowledgements set out in Annexure H.

11.6 Sales of Sale Shares - General

(a) Sales of TABCORP Shares under the Share Sale Facility will not commence until after the end of the VWAP Period.

(b) UBS Securities Australia may elect (at its sole discretion) to sell all of the Sale Shares of Participating Tab Shareholders whose Elections to Participate are received before the end of the VWAP Period either:

  (i) *in the Book Build in accordance with section 11.7; or*

  (ii) otherwise, in accordance with section 11.8.

(c) All Non-Book Build Shares will be sold in accordance with section 11.8.

(d) The Registrar will process Elections to Participate and will aggregate valid Elections to Participate according to the order in which they are processed to form batches to be sold by UBS Securities Australia. The Registrar will advise UBS Securities Australia of the number of Sale Shares available to be sold in respect of each batch as batches become available (taking into account, amongst other things, the time at which the relevant Sale Shares are issued) and UBS Securities Australia will (subject to the operation of section 11.7) sell the batches of Sale Shares in the order in which the instructions in relation to each batch are provided by the Registrar.

(e) The price (the ***Sale Price***) that a Participating Tab Shareholder will receive for each of their Sale Shares that are sold under the Share Sale Facility will be:

11. Share Sale Facility for TABCORP Shares (cont'd)

(i) in the case of a Book Build Share, the volume weighted average price at which each Book Build Share is sold under the Book Build; and

(ii) in the case of a Non-Book Build Share, the volume weighted average price achieved by UBS Securities Australia for the sale of all Non-Book Build Shares sold by UBS Securities Australia under the Share Sale Facility for the batch of Sale Shares within which the Non-Book Build Share is sold.

The Sale Price will be calculated by UBS Securities Australia and may not be challenged in the absence of manifest error.

(f) **Participating Tab Shareholders should note that they will not have control over the time of the sale of their Sale Shares, and therefore will not be able to personally ensure that the sale occurs at a certain price. The Sale Price will depend upon the market conditions prevailing at the time of the sale and may be different to the TABCORP VWAP, the price of TABCORP Shares appearing in the newspaper or quoted by ASX on the day that a Participating Tab Shareholder's Election to Participate is sent or otherwise provided or on any other day, and may not be the best execution price on the Trading Day or Trading Days that the Participating Tab Shareholder's Sale Shares are sold. If a large number of Sale Shares are sold under the Share Sale Facility at the same time as a Participating Tab Shareholder's Sale Shares (whether that sale occurs on ASX or under the Book Build), this may have an adverse effect on the Sale Price that the Participating Tab Shareholder receives for their Sale Shares. Different Participating Tab Shareholders may receive different Sale Prices for their Sale Shares.** None of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other person will on any account be liable, and a Participating Tab Shareholder may not bring any claim or action against them, for not having sold Sale Shares at any specific price or on any specific date.

(g) The proceeds of sale of the Sale Shares under the Book Build, and in each batch, will be transferred as soon as practicable following settlement from the general trust accounts of UBS Securities Australia to an account nominated and maintained by a member of the TABCORP Group, for the purpose of effecting payment to the relevant Participating Tab Shareholders in accordance with section 11.9.

11.7 Sales of TABCORP Shares - Book Build

(a) The sale of the Book Build Shares will be conducted by UBS Securities Australia by way of a non-underwritten book build.

(b) Institutional investors will be invited to submit bids for the Book Build Shares. Bids may be at various prices.

(c) The price at which the Book Build Shares are sold will be determined by UBS Securities Australia with the approval of TABCORP, having regard to the range of bids received under the Book Build and the objective of obtaining the best price for the Book Build Shares reasonably obtainable and there being an orderly market for TABCORP Shares.

(d) UBS Securities Australia will (subject to this section 11.7(d)) seek to effect the sale (although not necessarily the settlement of the sale) of the Book Build Shares under the Book Build as soon as practicable, and in any event within 10 Business Days, after all of the Book Build Shares have been allotted and issued (which will not occur until after the end of the VWAP Period). However, UBS Securities Australia may, in its sole discretion, delay the sale of the Book Build Shares if it considers that to be in the best interests of the relevant Participating Tab Shareholders.

(e) The Book Build will be effected by way of one or more Special Crossings (as that term is defined in the ASX Market Rules).

(f) UBS Securities Australia may elect not to proceed with the Book Build at any time up until any agreement has been reached to sell Book Build Shares under the Book Build. If the Book Build is discontinued under this section 11.7(e), the Book Build Shares will become Non-Book Build Shares to be sold pursuant to section 11.8.

11.8 Sales of TABCORP Shares - Ordinary course of business

(a) UBS Securities Australia may sell the Non-Book Build Shares of a Participating Tab Shareholder at any time during the period commencing from the later of the time at which:

(i) the period referred to in section 11.6(a) has ended; and

(ii) the Participating Tab Shareholder's Non-Book Build Shares are allotted and issued,

and ending on the date that is two weeks after the end of the Sale Facility Acceptance Period.

(b) UBS Securities Australia will (in its sole discretion) place one or more orders to sell all Non-Book Build Shares comprising a batch on ASX in the ordinary course of business (including, in UBS Securities Australia's sole discretion, by crossings). The Non-Book Build Shares included in a batch may therefore be sold by multiple trades at different prices.

(c) Without limitation to section 11.8(a), the Non-Book Build Shares included in a batch will generally be sold on the Trading Day following the day on which the Registrar advises that a batch is available for sale under section 11.6(d) or as soon as practicable thereafter. However, UBS Securities Australia may, in its sole discretion, delay the sale of some or all of the Non-Book Build Shares available to be sold on any Trading Day, if it considers that to be in the best interests of the relevant Participating Tab Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular Trading Day).

11.9 Payment and confirmation

(a) Sale proceeds calculated in accordance with section 11.6(g) will be paid to each Participating Tab Shareholder:

(i) within 10 business days after the settlement of the sale of the last of the Sale Shares of the relevant Participating Tab Shareholder; and

(ii) in Australian dollars by cheque posted to the address for that Participating Tab Shareholder as formerly shown in the register of members of Tab prior to the sale of their Tab Shares to Bidder, or (if relevant) as shown in the register of members of TABCORP, and made payable to the name or names on the relevant register, at the risk of the Participating Tab Shareholder.

(b) The Registrar will notify each Participating Tab Shareholder, by way of a transaction confirmation statement issued on behalf of UBS Securities Australia sent to the address for the Participating Tab Shareholder (as determined in accordance with section 11.9(a)(ii)), of the number of the Participating Tab Shareholder's Sale Shares sold under the Share Sale Facility and the Sale Price for those Sale Shares, within 10 business days after the settlement of the sale of the last of those Sale Shares.

11.10 Warranties and acknowledgements

By signing and returning an Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to, provide the warranties, acknowledgments, agreements and appointments set out in Annexure H.

This page has been left blank intentionally.


tab sportsbet
tab footytip
TAB
StarCity
CONRAD
JUPITERS

Section 12

Definitions and Interpretation

12. Definitions and Interpretation

12.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

ACCC	means the Australian Competition and Consumer Commission.
Acceptance Form	means the acceptance form enclosed with this Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Bidder.
Alternative Arrangement	has the meaning given in section 9.7(b).
Announcement Date	means 23 February 2004.
Approvals	means all regulatory approvals or consents (other than approvals or consents the absence of which would not have a material adverse effect on the assets or operations of the TABCORP Group or the Tab Group) which are required by law or by any Public Authority.
ASIC	means the Australian Securities and Investments Commission.
ASTC	means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).
ASTC Settlement Rules	means the operating rules of the settlement facility provided by ASTC.
ASX	means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.
ASX Listing Rules	means the Listing Rules of ASX.
ASX Market Rules	means the Market Rules of ASX (being part of the operating rules of ASX).
AWA	means AWA Limited (ABN 35 000 005 916).
Banks	has the meaning given in section 6.5(a).
BI Gaming	means BI Gaming Corporation.
Bid Period	means the period between the date on which this Bidder's Statement was provided to Tab and the end of the Offer Period (both inclusive).
Bidder	means TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP.
Bidder's Statement	means this document, being the statement of Bidder under Part 6.5 of the Corporations Act relating to the Offer.
Book Build	means the sale process described in section 11.7.
Book Build Shares	means all of the Sale Shares (if any) to be sold pursuant to the process set out in section 11.7, as determined in accordance with section 11.6(b).
Caesar's Entertainment	means Caesar's Entertainment Inc, formerly Park Place Entertainment Inc.
Casino Duty and Community Benefit Levy Agreement	means the Casino Duty and Community Benefit Levy Agreement dated 14 December 1994 between the State of New South Wales and Star City, governing the calculation and payment of certain taxes in relation to Star City Casino.
Centrebet	means A.C.N. 082 760 610 Pty Ltd (ABN 76 082 760 610), formerly Centrebet Pty Ltd.
Centrebet Business	means the internet and telephone gambling business previously conducted by Centrebet and Jupiters UK Limited (Company Number 04279246). The Jupiters Group divested its interest in the Centrebet

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Tab Shares on the CHESS subregister of Tab.

Club Keno Act means the *Club Keno Act 1993* (Vic).

Commitment Letter has the meaning given in section 6.5(b).

Conrad Jupiters Hotel-Casino means the hotel and casino complex operated at Broadbeach Island, Queensland in respect of which Jupiters Custodian Pty Ltd has been issued a casino licence under the Queensland Casino Control Act.

Conrad Treasury Hotel-Casino means the hotel and casino complex operated at Brisbane, Queensland in respect of which Jupiters has been issued a casino licence under the Queensland Casino Control Act.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Current NSW Racing Arrangements has the meaning given in section 8.6(n).

Data Monitoring Services Business means the centralised monitoring system business of the Tab Group that trades under the name 'Data Monitoring Services' and operates under the Data Monitoring Services Licence.

Data Monitoring Services Licence means the exclusive licence granted to Tab under the Gaming Machines Act to conduct a centralised monitoring system to monitor the performance of gaming machines in hotels and registered clubs in New South Wales.

DRP means the dividend reinvestment plan approved by TABCORP shareholders at TABCORP's AGM on 30 October 2003.

EBIT means earnings before interest and tax.

EBITA means earnings before interest, tax and goodwill amortisation.

EBITDA means earnings before interest, tax, depreciation and goodwill amortisation.

EGM means electronic gaming machine.

Election to Participate has the meaning given in section 11.3(a).

Eligible Tab Shareholder has the meaning given in section 11.2(a).

EPS means earnings per share.

Financial Information has the meaning given in section 1.4(a).

Foreign Shareholder means a Tab Shareholder whose address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external territories, the United States of America or New Zealand, unless Bidder otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is not unlawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

12. Definitions and Interpretation (cont'd)

Gambling Regulation Act means the *Gambling Regulation Act 2003* (Vic).

Gaming and Betting Act means the *Gaming and Betting Act 1994* (Vic).

Gaming Licence means the gaming licence granted to TABCORP under the Gaming and Betting Act.

Gaming Machine Control Act means the *Gaming Machine Control Act 1991* (Vic).

Gaming Machines Act means the *Gaming Machines Act 2001* (NSW).

GCCEC means the proposed Gold Coast Convention and Exhibition Centre located on the Gold Coast Highway at Broadbeach, Queensland.

Golden Casket means Golden Casket Lottery Corporation Limited (ABN 27 078 785 449).

GST means the goods and services tax imposed under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) and the related imposition acts of the Commonwealth of Australia.

Holder Identification Number means the number used to identify a Tab Shareholder on the CHESS subregister of Tab.

Independent Accountant's Report on the Pro-Forma Historical Information means the report by Ernst & Young contained in Annexure D.

Instruction Form means (as appropriate):

(a) that part of the Acceptance Form which relates to the Share Sale Facility, provided it is completed by an Eligible Tab Shareholder at the time they submit their Acceptance Form; or

(b) otherwise, the forms described in section 11.3(a)(ii).

Investigating Accountant's Report on the Forecast and Pro-Forma Information means the report by Pitcher Partners contained in Annexure E.

Investment Licence means the exclusive licence granted to Tab under the Gaming Machines Act to acquire, supply, finance and share in profits derived from gaming machines in hotels in New South Wales.

Investment Licence Business has the meaning given in section 3.2.

Joint Venture Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd and certain subsidiaries of TABCORP providing for the establishment and conduct of an unincorporated joint venture between TABCORP Participant and VicRacing Pty Ltd.

Jupiters means Jupiters Limited (ABN 78 010 741 045).

Jupiters Gaming means Jupiters Gaming Pty Ltd (ABN 89 071 366 446).

Jupiters Group means Jupiters and its subsidiaries, all of which are members of the TABCORP Group.

Jupiters Merger means the acquisition by TABCORP Investments No.2 Pty Ltd of all of the Jupiters Ordinary Shares and all of the Jupiters RPS effected on 13 November 2003 pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme, respectively, which resulted in Jupiters and its wholly-owned subsidiaries becoming part of the TABCORP Group.

Jupiters Ordinary Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters Ordinary Shares.

Jupiters Ordinary Shares means fully paid ordinary shares in the capital of Jupiters.

Jupiters RPS means a fully paid reset preference share in the capital of Jupiters.

Jupiters RPS Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters RPS.

Jupiters Technology has the meaning given in section 1.2(c)(iii).

Jupiters Townsville Casino means the hotel and casino complex operated at Townsville, Queensland in respect of which Breakwater Island Limited has been issued a casino licence under the Queensland Casino Control Act.

Jupiters Trust means the trust established pursuant to a trust deed dated 21 April 1983.

Links Business has the meaning given in section 3.2.

Links Licences means:

(a) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in hotels in New South Wales; and

(b) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in registered clubs in New South Wales.

Loan Facility has the meaning given in section 6.5(a).

Loan Facility Agreement has the meaning given in section 6.5(b).

Material Merged Group Subsidiary has the meaning given in section 6.5(d).

Material TABCORP Group Subsidiary has the meaning given in section 6.5(d).

Merged Group means TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab.

New NSW Racing Arrangements has the meaning given in section 8.6(n).

Nominated Company has the meaning given in section 9.6(a).

Non-Book Build Shares means all Sale Shares that are not Book Build Shares. If UBS Securities Australia does not elect under section 11.6(b) to sell any Sale Shares pursuant to the process set out in section 11.7, then all of the Sale Shares will be Non-Book Build Shares.

NPAT means net profit after tax.

NSW Casino Control Act means the *Casino Control Act 1992* (NSW).

NSW Casino Control Authority means the New South Wales Casino Control Authority, a statutory authority created under the NSW Casino Control Act.

NSW Casino Licence means the licence issued to Star City and in force under Part 2 of the NSW Casino Control Act to operate a casino.

NSW Government Requirements has the meaning given in section 9.7(b).

NSW Racing means NSW Racing Pty Limited (ABN 32 080 959 495), being the entity nominated as the 'racing industry' under sections 21A and 43 of the Totalizator Act in respect of the Tab Totalizator Licences, and under the Gaming Machines Act in respect of the Links Licence and the Data Monitoring Services Licence.

NSW Racing Minister means the Minister of the Crown in right of the State of New South Wales who is charged for the time being with the administration of the Totalizator Act.

Offer means, as the context requires, the offer for Tab Shares contained in section 10, or the off-market takeover bid constituted by that offer and each other offer by Bidder for Tab Shares in the form of that offer.

Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 10.2.

Participating Tab Shareholder means an Eligible Tab Shareholder who elects to participate in the Share Sale Facility in accordance with section 11.3.

PBT means profit before tax.

Pitcher Partners means Pitcher Partners Corporate Pty Ltd (ABN 28 082 323 868).

Privatisation Act means the *Totalizator Agency Board Privatisation Act 1997* (NSW).

Product Supply Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the supply of certain information relating to thoroughbred, harness and greyhound racing and the establishment and operation of a marketing program for the Victorian Racing Industry.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Queensland Casino Agreements means:

(a) the agreement dated 21 April 1983 between Jupiters, Jupiters Custodian Pty Ltd and the State of Queensland in relation to Conrad Jupiters Hotel-Casino;

(b) the agreement dated 6 May 1993 between Jupiters and the State of Queensland in relation to Conrad Treasury Hotel-Casino; and

(c) the agreement dated 27 November 1984 between the State of Queensland and the trustee and manager of the Breakwater Island Trust in relation to Jupiters Townsville Casino.

Queensland Casino Control Act means the *Casino Control Act 1982* (Qld).

Queensland Casino Licences means the casino licences granted to members of the Jupiters Group under the Queensland Casino Control Act in respect of Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Queensland Minister means the Treasurer of Queensland or other Minister of the Crown in right of the State of Queensland for the time being charged with the administration of the Queensland Casino Control Act.

Racing Distribution Agreement means the Racing Distribution Agreement dated 11 December 1997 (as amended) between Tab, NSW Racing, NSW Thoroughbred Racing Board, Harness Racing New South Wales and Greyhound Racing Authority of New South Wales.

Racing Heads of Agreement means the Heads of Agreement dated 23 February 2004 between TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales), the material terms of which are summarised in section 9.7.

Register Date means the date set by Bidder under section 633(2) of the Corporations Act.

Registrar means ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Relevant Period for NSW has the meaning given in section 1.5(c).

Relevant Period for Queensland has the meaning given in section 1.5(c).

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the Tab Shares directly or indirectly at or after the date of this Bidder's Statement (including all dividends and all rights to receive them and rights to receive or subscribe for shares, notes, bonds, options or other securities or entitlements declared, paid or issued by Tab or any subsidiary of Tab).

Sale Facility Acceptance Period means the period from the date of the commencement of the Offer Period to the date which is 60 days after the end of the Offer Period.

Sale Price has the meaning given in section 11.6(e).

Sale Shares means the TABCORP Shares (up to a maximum of 200 TABCORP Shares, as determined in accordance with section 11.2(c)(iii)) to which a Participating Tab Shareholder becomes entitled as a result of their acceptance of the Offer, even if those TABCORP Shares have been nominated as shares to be sold under the Share Sale Facility and/or have been issued directly to UBS Securities Australia (or its nominee), rather than the Participating Tab Shareholder, in accordance with section 10.6(e)(i) for the purpose of sale under the Share Sale Facility.

Securityholder Reference Number means the number allocated by Tab to identify a shareholder on its issuer sponsored subregister.

Share Sale Facility means the facility made available by UBS Securities Australia described in section 11.

Share Sale Facility Documents has the meaning given in section 11.2(c)(i).

Star City means Star City Pty Ltd (ABN 25 060 510 410), a member of the Star City Group.

Star City Casino means the casino operated at Pyrmont Bay, New South Wales in respect of which Star City has been issued the NSW Casino Licence.

Star City Group means Star City Holdings and its subsidiaries, all of which are members of the TABCORP Group.

Star City Holdings means Star City Holdings Limited (ABN 71 064 054 431).

12. Definitions and Interpretation (cont'd)

Star City Management Agreement means the Casino Complex Management Agreement entered into on 21 April 1994 (as amended) between Sydney Harbour Casino Properties Pty Ltd, Star City, Showboat Australia Pty Ltd and Sydney Casino Management Pty Ltd in relation to the operation, management and supervision of Star City Casino.

Tab means Tab Limited (ABN 17 081 765 308).

Tab Board means the board of directors of Tab.

Tab Gaming Division has the meaning given in section 4.3(c).

Tab Group means Tab and its Related Entities as at the date of this Bidder's Statement.

Tab Options means options to subscribe for Tab Shares issued under the Tab Share Option Plan which are on issue at the Register Date.

Tab Share Option Plan means the Employee Share Option Plan approved by Tab Shareholders at Tab's 1999 Annual General Meeting which provides for executives to receive, for no consideration, options to subscribe for Tab Shares.

Tab Shareholder means a person registered in the register of members of Tab as a holder of Tab Shares.

Tab Shareholder Restrictions has the meaning given in section 9.6.

Tab Shares means fully paid ordinary shares in Tab.

Tab Totalizator Licences means:

(a) the licence (exclusive until 6 March 2013) granted to Tab under the Totalizator Act to conduct in New South Wales off-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and off-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races); and

(b) the licence granted to Tab under the Totalizator Act to conduct in New South Wales on-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and on-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races).

TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

TABCORP Board means the board of directors of TABCORP.

TABCORP Group means TABCORP and its Related Entities as at the date of this Bidder's Statement.

TABCORP Participant means TABCORP Participant Pty Ltd (ABN 30 064 304 105).

TABCORP Shares means fully paid ordinary shares in TABCORP.

TABCORP VWAP has the meaning given in section 10.1(b).

Takeover Transferee Holding means the CHESS Holding to which Tab Shares are to be transferred pursuant to acceptances of the Offer.

Tattersall's means the Trustees of the Will and Estate of the late George Adams.

Totalizator Act means the *Totalizator Act 1997* (NSW).

Totalizator Amendment Act means the *Totalizator Legislation Amendment Act 2003* (NSW).

Trading Day has the meaning given in the ASX Listing Rules.

Transaction has the meaning given in section 6.5(b).

UBS Securities Australia means UBS Securities Australia Limited (ABN 62 008 586 481), being the holder of Australian Financial Services Licence Number 231098.

UNiTAB means UNiTAB Limited (ABN 84 085 691 738).

VCGA means the Victorian Casino and Gaming Authority established under the Gaming and Betting Act.

Victorian Minister means the Minister of the Crown in right of the State of Victoria for the time being charged with the administration of the Gaming and Betting Act.

Victorian Racing Industry means the thoroughbred, harness and greyhound racing clubs established in Victoria.

Victorian Racing Program Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the establishment and operation of a program of race meetings and races in Victoria.

VWAP Period means the period of 10 consecutive Trading Days (including each of those days) starting on the Trading Day following:

(a) the day on which the Offer becomes, or is declared, free from all of the conditions set out in section 10.7; and

(b) the last day of the Offer Period,

whichever is the earlier.

Wagering Licence means the wagering licence granted to TABCORP under the Gaming and Betting Act.

your Tab Shares means, subject to sections 10.1(g) and 10.1(h), the Tab Shares:

(a) in respect of which you are registered or entitled to be registered as a holder in the register of members of Tab as at 9.00 am on the Register Date; and

(b) to which you are able to give good title at the time you accept the Offer during the Offer Period.

12.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise.

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section or Annexure is to a section of, or annexure to, this Bidder's Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

12. Definitions and Interpretation (cont'd)

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(k) A reference to time is a reference to Sydney time.

(l) Mentioning anything after ***includes, including, for example,*** or similar expressions, does not limit what else might be included.

(m) A reference to ***$*** is a reference to the lawful currency of Australia.

(n) A reference to ***you*** is to a person to whom the Offer under section 10 is made.


tab sportsbet
tab footytip
TAB
Star City
CONRAD
JUPITERS

Section 13

Approval of Bidder's Statement

13. Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution of all of the directors of TABCORP Investments No.4 Pty Ltd.

Dated 2 April 2004.

Signed on behalf of TABCORP Investments No.4 Pty Ltd:

Matthew Slatter
Director


tab sportsbet
tab footytip
TAB
StarCity
CONRAD
JUPITERS

Annexures

Annexure A

ASX Announcements in Relation to TABCORP Since 30 June 2003

Date Lodged	Description
4 August 2003	Notification by Maple-Brown Abbott Limited that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
5 August 2003	Announcement by TABCORP that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
13 August 2003	Announcement of the release of TABCORP's full year results for the year ended 30 June 2003. The announcement included TABCORP's 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003, financial statements for the year ended 30 June 2003 and a media release.
14 August 2003	Announcement by UBS Warburg Australia Limited, the issuer of TABCORP Dividend Instalment Warrants, of the record date for the entitlements of eligible warrant holders.
21 August 2003	Notification by Schroder Investment Management Australia Limited that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
	Announcement by TABCORP that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
26 August 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (328,500 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's Senior Executive Long Term Incentive Plan).
3 September 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Phil Satre had acquired an additional 4,000 TABCORP Shares for a consideration of US$7.35 per share.
5 September 2003	Announcement of a proposed new TABCORP dividend reinvestment plan. The existing inoperative dividend reinvestment plan was to be terminated, and a new plan was proposed to commence operation for the next TABCORP interim dividend.
	Announcement by Jupiters that the Australian Tax Office had issued class rulings in relation to the payment of a special dividend, and a potential dividend relating to the sale of the Centrebet Business, under the proposed Jupiters Ordinary Share Scheme.
	Announcement that the Supreme Court of Queensland had ordered that meetings of the shareholders of Jupiters be held to consider the Jupiters Merger.
	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (966,700 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's General Employee Share Plan).
29 September 2003	Announcement by Jupiters regarding the sale of the Centrebet Business.
30 September 2003	Lodgement of TABCORP's Notice of Annual General Meeting, a Chairman's letter to shareholders and a proxy form for the annual general meeting.
	Further announcement in relation to TABCORP's proposed new dividend reinvestment plan, including copies of documents relating to the plan, a summary of the plan, and a plan election form.
	Announcement of the release of, and lodgement of, the TABCORP Concise Annual Report and Financial Statements for the year ended 30 June 2003.
3 October 2003	Lodgement by Jupiters of a letter sent to Jupiters reset preference shareholders relating to the Jupiters RPS Scheme.

Date Lodged	Description
10 October 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (up to a maximum of 48,725,000 TABCORP Shares which may have been issued in accordance with the Jupiters Ordinary Share Scheme).
20 October 2003	Notification by UBS Nominees Pty Ltd that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
21 October 2003	Announcement by TABCORP that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
28 October 2003	Announcement that TABCORP had established new bank debt financing facilities, which would be used to fund the Jupiters Merger, to re-finance TABCORP's existing bank facilities, and for other general corporate purposes.
30 October 2003	Lodgement of the Chairman's and Managing Director's addresses to shareholders at TABCORP's 2003 annual general meeting.
	Announcement that all resolutions set out in TABCORP's Notice of Annual General Meeting dated 30 September 2003 had been passed at the annual general meeting.
	Lodgement of the presentation to shareholders at TABCORP's 2003 annual general meeting.
31 October 2003	Announcement that the Supreme Court of Queensland had approved the Jupiters Merger.
	Lodgement of 'Appendix 3Z: Final Director's Interest Notice'. Peter Harold Wade had ceased to be a director on 30 October 2003.
4 November 2003	Announcement in response to a newspaper article in relation to the possible extension of TABCORP's Victorian Gaming Licence and Wagering Licence.
5 November 2003	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Announcement by TABCORP of a proposed merger with Tab.
	Lodgement of an investor presentation by TABCORP concerning the proposed merger with Tab.
10 November 2003	Announcement by Jupiters of the declaration of a fully franked dividend of 17.2 cents per Jupiters Ordinary Share, representing the net Centrebet Business sale proceeds.
13 November 2003	Announcement of the allocation of TABCORP Shares and cash under the Jupiters Ordinary Share Scheme, and the terms of the scale back to be applied in relation to the consideration to be provided by the TABCORP Group in connection with that scheme.
	Announcement that TABCORP welcomed the decision by the New South Wales government that it would introduce legislation to allow a merger between TABCORP and Tab to proceed.
18 November 2003	Announcement that TABCORP had received a public letter from the Chairman of Tab in relation to TABCORP's merger proposal, and lodgement of a letter previously sent from the Chairman of TABCORP to Tab in relation to the merger proposal.
20 November 2003	Announcement that consideration and holding statements were being despatched to the former holders of Jupiters Ordinary Shares and Jupiters RPS pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme.

Annexure A (cont'd)

Date Lodged	Description
21 November 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Richard Warburton acquired an additional 10,000 TABCORP Shares at a value of $11.22 per share.
	Notification that a presentation delivered by the Managing Director and Chief Executive Officer of TABCORP at a conference was available on TABCORP's website.
4 December 2003	Lodgement of a letter sent to former holders of Jupiters Ordinary Shares concerning the Australian Capital Gains Tax implications of the Jupiters Merger.
16 December 2003	Announcement that transaction statements and a letter to shareholders were being mailed to former holders of Jupiters Ordinary Shares who were 'Ineligible Overseas Shareholders' under the Jupiters Ordinary Share Scheme.
17 December 2003	Announcement that the ACCC had advised TABCORP that it did not propose to intervene pursuant to section 50 of the *Trade Practices Act 1974* (Cth) in relation to a merger between TABCORP and Tab.
18 December 2003	Lodgement of an announcement by the ACCC that it did not oppose a merger between TABCORP and Tab, or a merger between UNiTAB and Tab.
12 January 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 409,877 share rights in connection with TABCORP's Long Term Performance Plan).
20 January 2004	Lodgement of an amended 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 200,728 share rights in connection with TABCORP's Long Term Performance Plan).
29 January 2004	Announcement that TABCORP continued to assess its position in relation to Tab.
	Announcement that Mr John Story and Mr Lawrence Willett were appointed non-executive directors of TABCORP.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr John Story.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr Lawrence Willett.
2 February 2004	Announcement of the effective accounting consolidation date for the Jupiters Merger.
19 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003', financial statements for the half year ended 31 December 2003 and accompanying media release.
	Lodgement of presentation by TABCORP in relation to the Half Year Results for the six months ended 31 December 2003.
23 February 2004	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Joint announcement by TABCORP and NSW Racing of the entry into the Racing Heads of Agreement.
	Announcement by TABCORP of the Offer.
22 March 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (5,363,823 TABCORP Shares to eligible shareholders under the DRP, and 2,839,843 TABCORP Shares pursuant to the underwriting agreement in respect of the DRP, in relation to the interim dividend for the year ending 30 June 2004).

Annexure B

ASX Announcements in Relation to Tab Since 30 June 2003

Date Lodged	Description
10 July 2003	Announcement that a linked jackpot game would be installed in all hotels in the Laundy Hotels Group.
24 July 2003	Notification that AMP Limited had changed its interest as a substantial shareholder in Tab.
31 July 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
6 August 2003	Announcement that Tab had connected the first machines to Dollar Dazzler, a mystery linked jackpot game.
13 August 2003	Announcement by Keycorp Limited that Tab had commenced litigation against Keycorp in the Supreme Court of New South Wales in respect of a device supplied by Keycorp and deployed by Tab in New South Wales gaming machines.
25 August 2003	Media release in relation to Tab's Full Year Report for the year ended 30 June 2003.
	Lodgement of 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003.
	Lodgement of financial statements for the year ended 30 June 2003.
	Lodgement of notes to the financial statements for the year ended 30 June 2003.
	Lodgement of directors' declaration in relation to the financial statements for the year ended 30 June 2003.
	Lodgement of Tab's Directors' Report for the year ended 30 June 2003.
29 August 2003	Lodgement of 'Appendix 3E: Daily share buy-back notice' (95,000 Tab Shares for total consideration of $316,901; the highest price paid was $3.34, the lowest price paid was $3.33).
2 September 2003	Notification that AMP Limited had ceased to be a substantial holder in Tab.
11 September 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
18 September 2003	Lodgement of Tab's Concise Report for the year ended 30 June 2003.
	Lodgement of Tab's Full Financial Report for the year ended 30 June 2003.
18 September 2003	Release of Tab's Notice of Annual General Meeting and a proxy form for the annual general meeting.
8 October 2003	Announcement by Keycorp Limited that Keycorp had reached a formal settlement agreement in relation to the claim made by Tab.
13 October 2003	Announcement by UNiTAB that it had commenced discussions with Tab on corporate development matters, including discussions on the potential benefits from a merger of the two businesses.
15 October 2003	Announcement of a trading halt of Tab's securities pending the release of an announcement by Tab.
16 October 2003	Announcement by UNiTAB and Tab concerning a proposed merger. Under the proposal, UNiTAB shareholders would be paid $7.00 cash per share by Tab for half of their shareholding in UNiTAB and retain the other half of their shareholding in UNiTAB; Tab Shareholders would receive 48 UNiTAB shares for every 100 Tab Shares held, and UNiTAB would acquire all of the Tab Shares.
21 October 2003	Lodgement of a letter from Tab to its shareholders recommending the proposed merger with UNiTAB.

Annexure B (cont'd)

Date Lodged	Description
22 October 2003	Announcement by UNiTAB lodging a letter sent by it to its shareholders recommending the proposed merger with Tab.
	Lodgement of the Tab Managing Director's overview at Tab's annual general meeting.
	Lodgement of the Tab Chairman's address to shareholders at Tab's annual general meeting.
5 November 2003	Announcement of a trading halt of Tab's securities.
	Announcement by Tab in response to the TABCORP merger proposal.
10 November 2003	Announcement of an update on TABCORP's merger proposal. Tab had resolved to seek clarification from TABCORP of the terms of its proposal.
13 November 2003	Media release from the Treasurer of New South Wales stating that the New South Wales government would introduce legislation to allow either the proposed merger of Tab with UNiTAB or TABCORP's proposed purchase of Tab to proceed.
	Announcement of Tab's response to the New South Wales Treasurer's media release. Tab advised that it awaited TABCORP's response to the Treasurer's announcement and was continuing to seek clarification of a number of aspects of TABCORP's proposal. Tab advised that it was continuing to progress the merger proposal with UNiTAB.
18 November 2003	Announcement of a letter from the Chairman of Tab to the Chairman of TABCORP addressing matters connected with the proposed merger of Tab and UNiTAB, and the merger proposal from TABCORP.
27 November 2003	Announcement that Tab had completed its due diligence review in relation to its proposed merger with UNiTAB.
12 December 2003	Announcement that Tab had experienced strong growth in operating earnings and cashflows.
17 December 2003	Announcement of an update on the UNiTAB and TABCORP merger proposals.
19 December 2003	Announcement by UNiTAB of a takeover offer to acquire all of the Tab Shares and the payment by Tab to UNiTAB of $5 million in connection with abandoning the previous merger proposal between UNiTAB and Tab. Under the takeover offer, Tab Shareholders would receive 47 UNiTAB shares and $145.00 cash for every 100 Tab Shares held.
	Media release from UNiTAB concerning its takeover offer for all of the Tab Shares.
	Announcement that Tab welcomed the takeover proposal received from UNiTAB on 19 December 2003 and intended to recommend it to shareholders in the absence of a superior offer.
8 January 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
22 January 2004	Announcement that Tab had received a bidder's statement from UNiTAB in relation to the takeover offer by UNiTAB for all of the Tab Shares.
28 January 2004	Announcement that Tab would release its interim results for the six months ended 31 December 2003 on 6 February 2004, and that the record date for the interim dividend would be 17 February 2004 with payment on 23 February 2004.
28 January 2004	Announcement that the Treasurer of New South Wales had issued a Media Release advising that should TABCORP become the owner of Tab, it would be required to divest both the Data Monitoring Services Business and the Links Business to the one purchaser.

Date Lodged	Description
6 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003' and financial statements for the half year ended 31 December 2003.
	Lodgement of Tab Half Year Report (Release to ASX and Media) and Director's Report for the six months ended 31 December 2003.
	Lodgement of presentation by Tab in relation to the Half Year Results for the six months ended 31 December 2003.
13 February 2004	Notice from UNiTAB of date for determining holders of Tab Shares for the purposes of its takeover bid for Tab.
16 February 2004	Notice from UNiTAB of extension granted by ASIC to the time by which UNiTAB's bidder's statement must be despatched to Tab Shareholders.
20 February 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
23 February 2004	Announcement of a trading halt of Tab securities pending the release of an announcement.
	Announcement attaching a copy of UNiTAB's bidder's statement and announcing that it was to be sent to Tab Shareholders on 23 February 2004.
	Announcement from NSW Racing indicating that NSW Racing had not accepted UNiTAB's proposal to satisfy proposed section 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act), and confirming that NSW Racing had entered into a binding, conditional heads of agreement with TABCORP.
	Announcement that Tab had received a formal takeover offer from TABCORP and that the Tab Board recommends that Tab Shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP.
24 February 2004	Media release from the Treasurer of New South Wales in relation to the Racing Heads of Agreement reached between TABCORP and NSW Racing.
25 February 2004	Letter from Tab to Tab Shareholders recommending that shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP, and providing information in relation to the likely timing for Tab's target's statements.
1 March 2004	Media release from the Treasurer of New South Wales summarising a letter sent to UNiTAB in relation to issues related to Tab.
5 March 2004	Announcement that Tab has lodged its target's statement in relation to UNiTAB's offer with ASIC, and provided a copy of it to UNiTAB.
	Lodgement with ASX of Tab's target's statement in relation to UNiTAB's offer.
11 March 2004	Announcement that Tab has entered into an exclusive licensing agreement with eBet Limited which provides eBet with exclusive rights to exploit the Links Business brands in Native American casinos.
12 March 2004	Announcement by UNiTAB of the extension of the offer period for UNiTAB's offer and provision of a supplementary bidder's statement.
15 March 2004	Media release from the Treasurer of New South Wales announcing the appointment of persons to conduct a review of UNiTAB's offer to NSW Racing.
24 March 2004	Media release from the Treasurer of New South Wales announcing the revised terms of reference for the review of UNiTAB's offer to NSW Racing.

Annexure C

Rights Attaching to TABCORP Shares

Set out below is a summary of the rights attaching to TABCORP Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of TABCORP, which can involve complex questions of law arising from the interaction of TABCORP's constitution and statutory, common law and ASX Listing Rule requirements.

1. Share capital

Without prejudice to any special rights conferred on the holders of any shares, and subject to the ASX Listing Rules, any share in the capital of TABCORP may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the TABCORP Board may from time to time determine.

Except as otherwise provided by TABCORP's constitution, all unissued shares in TABCORP are under the control of the TABCORP Board.

2. Shareholding restrictions

There are a number of restrictions on holding shares in TABCORP. There are also a number of circumstances in which rights attaching to shares in TABCORP will be suspended or shares will be divested (or required to be divested) in connection with those shareholding restrictions. The restrictions and circumstances are summarised in sections 1.5(c) and 1.5(d).

3. Voting

At a general meeting, subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d) and to some minor exceptions, on a show of hands each shareholder present has one vote and on a poll each shareholder present has one vote for each fully paid share held. The number of votes that holders of partly paid shares have on a poll is proportionate to the amount paid up on the total issue price of those shares.

Amongst other things, TABCORP shareholders are entitled to vote on changes to TABCORP's constitution, to certain elections of directors to the TABCORP Board, to certain reductions or reconstructions of TABCORP's capital and on the appointment of the auditor of TABCORP. However, the approval of the NSW Casino Control Authority and the Queensland Minister is required to appoint a person as a director or alternate director of TABCORP, for an alteration, reduction or reconstruction of TABCORP's capital or to appoint certain persons as auditor. The approval of the NSW Casino Control Authority is also required for the amendment of certain aspects of TABCORP's constitution. The approval of the Queensland Minister is also required for the amendment of certain other aspects of TABCORP's constitution.

4. Dividends

The TABCORP Board may, from time to time, declare a dividend to be paid to TABCORP shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in TABCORP in proportion to the amount of the total issue price being paid in respect of the shares. No dividend is payable except out of the profits of TABCORP.

5. Transfer of shares

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), TABCORP Shares may be transferred by an instrument (duly stamped, if necessary) in any form which complies with the usual or common form or which the TABCORP Board from time to time may prescribe or accept.

The TABCORP Board may refuse to register a transfer of securities in certain circumstances. For example, if the transfer of securities:

- would involve a registration which would infringe an applicable law of the Commonwealth of Australia, a State or a Territory (including the Corporations Act);
- would create a holding of less than a marketable parcel (as defined in the ASX Listing Rules);

- would result in more than three transferees being registered as joint holders of the securities (except in the case of executors, trustees or administrators of a deceased shareholder); or
- relates to securities over which TABCORP holds a lien.

Further restrictions apply to transfers of partly paid shares.

6. General meetings and notices

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), each shareholder is entitled to receive notice of, and to attend and vote at, general meetings of TABCORP and to receive all notices, accounts and other documents required to be sent to shareholders under TABCORP's constitution or the Corporations Act.

7. Winding up

If TABCORP is wound up, then subject to any special or preferential rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of TABCORP in proportion to the capital paid up on their shares when the winding up begins. If the assets available for distribution amongst shareholders are insufficient to repay the whole of the paid up capital, then those assets will be distributed in proportion to the capital paid up on shares when the winding up begins.

8. Issue of further shares

The TABCORP Board may (subject to restrictions imposed by the company's constitution, the ASX Listing Rules or the Corporations Act) allot or otherwise dispose of further shares on such terms and conditions as it sees fit.

Annexure D

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

2 April 2004

The Board of Directors
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

The Board of Directors
TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

Dear Sirs

Independent Accountant's Report

1. Introduction

We have prepared this Independent Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No.4 Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

Expressions defined in the Bidder's Statement have the same meaning in this report.

2. Background

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.

Bidder is offering to Tab shareholders $2.00 cash plus between 0.20 and 0.22 TABCORP shares for each Tab Share.

3. *Financial Information*

This Report covers the following financial information:

(a) Historical financial information comprising TABCORP's adjusted consolidated statements of financial position as at 30 June 2003 and as at 31 December 2003 and TABCORP's adjusted consolidated statements of financial performance and adjusted consolidated statements of cash flows for the years ended 30 June 1999, 2000, 2001, 2002 and 2003 (collectively, the "TABCORP adjusted historical financial information").

The TABCORP adjusted historical financial information is set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement.

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

(b) Historical financial information comprising Jupiters' adjusted consolidated statement of financial position as at 30 June 2003 and Jupiters' adjusted consolidated statement of financial performance and adjusted consolidated statement of cash flows for the year ended 30 June 2003 (collectively, the "Jupiters adjusted historical financial information").

The Jupiters adjusted historical financial information is set out in section 1.4(g) of the Bidder's Statement.

(c) Pro-forma financial information comprising TABCORP's reviewed consolidated statement of financial position as at 31 December 2003 and Tab's reviewed consolidated statement of financial position as at 31 December 2003 and which assumes completion of the following transactions as at 31 December 2003:

i. Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled.

ii. Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last trading day before TABCORP announced the Offer)).

iii. Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

iv. Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

v. Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

vi. Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

vii. Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi) of the Bidder's Statement. The amount eliminated, $1,656.3 million, has been designated as goodwill.

viii. Sale of surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

This pro-forma financial information (the "Merged Group pro-forma statement of financial position") is set out in section 5.2(b) of the Bidder's Statement.

4. Scope

We have undertaken certain procedures with respect to the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position.

TABCORP adjusted historical financial information

The TABCORP adjusted historical financial information has been extracted from the audited and reviewed statutory financial statements of TABCORP which were audited or reviewed by Ernst & Young or Arthur Andersen and on which unqualified audit opinions and unqualified review statements were issued. The following adjustments have been made to the audited and reviewed statutory financial statements in preparing the TABCORP adjusted historical financial information:

TABCORP Adjustments

1 For the year ended 30 June 2000, an adjustment was made for a non-recurring item representing the profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, an adjustment was made for non-recurring items representing the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, an adjustment was made for non-recurring items representing restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

We have verified that the historical financial information underlying the TABCORP adjusted historical financial information has been correctly extracted from the audited and reviewed financial statements of TABCORP for the relevant periods. We have also verified that the

adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

The Jupiters adjusted historical financial information has been extracted from the audited statutory financial statements of Jupiters, which were audited by Ernst & Young and on which an unqualified audit opinion was issued. The following adjustments have been made to the audited statutory financial statements in preparing the Jupiters adjusted historical financial information:

Jupiters Adjustments

1. For the year ended 30 June 2003, an adjustment was made for a non-recurring item representing merger costs of $4.0 million before tax.

2. For the year ended 30 June 2003, an adjustment was made to exclude the Centrebet business (which was not acquired by TABCORP as part of the Jupiter's merger) from the consolidated statement of financial position, consolidated statement of financial performance and consolidated statement of cash flows.

We have verified that the historical financial information underlying the Jupiters adjusted historical financial information has been correctly extracted from the audited financial statements of Jupiters for the financial year ended 30 June 2003. We have verified that the adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Merged Group pro-forma statement of financial position

We have verified that the historical financial information used to prepare the Merged Group pro-forma statement of financial position has been correctly extracted from the relevant reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

We have conducted an independent review of the pro-forma transactions assumed in preparing the Merged Group pro-forma statement of financial position in order to state whether, on the basis of the procedures described, anything has come to our attention that would cause us to believe that the pro-forma transactions are not presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the assumed transactions set out in section 3(c) of this Independent Accountant's Report, had occurred as at 31 December 2003.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to the reading of relevant Board minutes, the reading

of contracts and other legal documents, inquiries of management personnel and analytical procedures applied to the financial data. We have also determined whether the pro-forma transactions form a reasonable basis for the preparation of the Merged Group pro-forma statement of financial position. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

5. Opinions and Statements

TABCORP adjusted historical financial information

In our opinion, the TABCORP adjusted historical financial information as set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement has been correctly extracted from the audited and reviewed financial statements of TABCORP, or the management accounts used to prepare the audited and reviewed financial statements of TABCORP, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited and reviewed financial statements of TABCORP in preparing the TABCORP adjusted historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

In our opinion, the Jupiters adjusted historical financial information as set out in section 1.4(g) of the Bidder's Statement has been correctly extracted from the audited financial statements of Jupiters, or the management accounts used to prepare the audited financial statements of Jupiters, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited financial statements of Jupiters in preparing the Jupiters adjusted historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Review statement on Merged Group pro-forma statement of financial position

The historical financial information used to prepare the Merged Group pro-forma statement of financial position as set out in section 5.2(b) of the Bidder's Statement has been correctly extracted from the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

Based on our review of the pro-forma adjustments and pro-forma transactions relevant to the Merged Group pro-forma statement of financial position, which was not an audit, nothing has come to our attention which would cause us to believe that:

- the pro-forma transactions described in section 3(c) of this Report are not presented fairly as at 31 December 2003, in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia; or

ERNST & YOUNG

- the Merged Group pro-forma statement of financial position has not been properly compiled based on the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP,

in each case, as if the assumed transactions set out in section 3(c) of this Report had occurred as at 31 December 2003.

6. Subsequent Events

Apart from the matters dealt with in this Report and having regard to the scope of our Report, to the best of our knowledge and belief, there have been no material transactions or events outside the ordinary business of TABCORP subsequent to the signing of the TABCORP half-year review accounts at 31 December 2003 which require comment or adjustment to the information referred to in our Report or that would cause such information to be misleading or deceptive.

7. Reliance

The directors of TABCORP have prepared and are responsible for the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position. We disclaim any responsibility for any reliance on this Report or on the financial information to which it relates for any purposes other than that for which it was prepared. This Report should be read in conjunction with the full Bidder's Statement.

8. Disclosure

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young provides audit and other advisory services to the TABCORP Group and Tab, and will receive a professional fee from the TABCORP Group for the preparation of this Report.

Consent to the inclusion of this Report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this Report, this consent has not been withdrawn.

Yours faithfully

Ernst & Young

Ernst & Young

Annexure E

PITCHER PARTNERS
CORPORATE PTY LTD

Level 6
161 Collins Street
Melbourne
Victoria 3000

Postal Address:
GPO Box 5193 AA
Melbourne Vic 3001
Australia

ABN [illegible]
AFS LICENCE NO [illegible]

Tel: 03 9289 9999
Fax: 03 9289 9077

DX Address
DX 501 Melbourne

www.pitcher.com.au
partners@pitcher.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL – OFFICES THROUGHOUT THE WORLD

2 April 2004

The Directors
TABCORP Holdings Limited
5 Bowen Crescent
MELBOURNE VIC 3004

The Directors
TABCORP Investments No 4. Pty Ltd
5 Bowen Crescent
MELBOURNE VIC 3004

Dear Sirs

INVESTIGATING ACCOUNTANT'S REPORT

1 INTRODUCTION

We have prepared this Investigating Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No 4. Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

The purpose of this report is to comment on the forecast consolidated statement of financial performance of the TABCORP Group for the financial year ending 30 June 2004, and the pro-forma consolidated statement of financial performance of TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab (the "Merged Group") for the financial year ending 30 June 2004. In connection with the pro-forma consolidated statement of financial performance of the Merged Group, the report assumes that the acquisition of Tab had occurred as at 30 June 2003 (amongst other assumptions).

Expressions defined in the Bidder's Statement have the same meaning in this report.

2 BACKGROUND

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.

Bidder is offering to Tab shareholders $2.00 cash plus between 0.200 and 0.220 TABCORP Shares for each Tab Share.

3 FINANCIAL INFORMATION

The following financial information is referred to in sections 5.3 to 5.5 of the Bidder's Statement and should be read in conjunction with this report:

- The forecast consolidated statement of financial performance of TABCORP for the year ending 30 June 2004 (the "TABCORP Forecast Information").
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 100% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 100% of the issued Tab Shares as at 30 June 2003.
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 50.1% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 50.1% of the issued Tab Shares as at 30 June 2003.

The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information and the pro-forma consolidated statement of financial performance.

4 SCOPE

TABCORP Forecast Information

We have reviewed the TABCORP Forecast Information, which has been prepared on the basis of the assumptions referred to in section 5.3 of the Bidder's Statement. The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information, including the assumptions upon which it is based.

We have performed an independent review of the TABCORP Forecast Information in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the TABCORP Forecast Information, and whether, in all material respects, the TABCORP Forecast Information is properly prepared on the basis of the assumptions, is presented on a basis consistent with the accounting policies

adopted by TABCORP and is in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the TABCORP Forecast Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the TABCORP Forecast Information, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the forecasts and testing that the forecasts are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the TABCORP Forecast Information.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

We have reviewed the pro-forma consolidated statements of financial performance for the "Merged Group – 100% Ownership scenario" and for the "Merged Group – 50.1% Ownership scenario" (the "Merged Group Pro-Forma Statements") for the year ending 30 June 2004, which have been prepared on the basis of the assumptions referred to in sections 5.2 to 5.5 of the Bidder's Statement. The directors are responsible for the preparation and presentation of the Merged Group Pro-Forma Statements and the information contained therein, including the assumptions upon which they are based.

The assumptions applied in the Merged Group Pro-Forma Statements concerning the underlying operations of Tab have been compiled based primarily on publicly available information. In recognizing the limitations of the available information, the directors of TABCORP believe that the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements must be considered with considerable caution as they are subject to some uncertainty (see also section 5).

We have performed an independent review of the Merged Group Pro-Forma Statements in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the Merged Group Pro-Forma Statements, and

PITCHER PARTNERS
CORPORATE PTY LTD

whether, in all material respects, the Merged Group Pro-Forma Statements are properly prepared on the basis of the assumptions and are presented on bases consistent with the accounting policies adopted by TABCORP and are in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the Merged Group Pro-Forma Statements has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the Merged Group Pro-Forma Statements, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the pro-forma statements and testing that the pro-forma statements are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Merged Group Pro-Forma Statements.

5 QUALIFICATION OF LIMITATION IN SCOPE

The component of the Merged Group Pro-Forma Statements relating to the underlying operations of Tab has been compiled based primarily on publicly available information as well as certain selected non-public information provided to TABCORP by Tab as part of a high level due diligence investigation. On this basis, the Merged Group Pro-Forma Statements must be considered with caution and are subject to uncertainty as a consequence of:

- the limitations of the available information;
- the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements; and
- the materiality of the Tab component of the Merged Group Pro-Forma Statements.

6 STATEMENTS

TABCORP Forecast Information

Based on our review of the TABCORP Forecast Information, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in section 5.3 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the TABCORP Forecast Information;

ii. that the TABCORP Forecast Information does not give effect in all material respects to the directors' assumptions or has not been correctly compiled; or

iii. that the TABCORP Forecast Information is not presented on a basis consistent with TABCORP accounting policies or is not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all of the disclosures which would be required by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The TABCORP Forecast Information reflects the directors' judgment based on present circumstances as to both the most likely set of operating and economic conditions and the course of action TABCORP is most likely to take. The TABCORP Forecast Information is based on a large number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of the directors. Accordingly actual results during the forecast period are likely to vary from the TABCORP Forecast Information as it is often the case that some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the TABCORP Forecast Information will be achieved because the assumptions regarding future events are by their nature not capable of individual substantiation.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

Except for the limitation in scope referred to in section 5 of this report, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based

on our review of the Merged Group Pro-Forma Statements for the year ending 30 June 2004, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in sections 5.2 to 5.5 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the Merged Group Pro-Forma Statements;

ii. that the Merged Group Pro-Forma Statements do not give effect in all material respects to the directors' assumptions or have not been correctly compiled; or

iii that the Merged Group Pro-Forma Statements are not presented on a basis consistent with TABCORP accounting policies or are not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The Merged Group Pro-Forma Statements reflect the directors' judgement based on present circumstances and the information available to TABCORP at the date of the Bidder's Statement. The Merged Group Pro-Forma Statements are based on a large number of assumptions concerning future events and are subject to significant uncertainties and contingencies, many of which are outside the control of the directors. In addition, the Merged Group Pro-Forma Statements are compiled on the basis that certain assumed events, which may occur in the future, occurred as at 30 June 2003. Accordingly, actual results during the period covered by the Merged Group Pro-Forma Statements are likely to vary from the Merged Group Pro-Forma Statements as some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the Merged Group Pro-Forma Statements will be achieved, either at all or in the amounts or by the dates indicated.

7 SUBSEQUENT EVENTS

Apart from the matters dealt with in this report and having regard to the scope of this report, to the best of our knowledge and belief, there have been no material transactions or events which would require a comment on, or adjustment to, the information referred to in our report or that would cause the information included in this report to be misleading or deceptive.

PITCHER PARTNERS
CORPORATE PTY LTD

8 DISCLOSURES

Pitcher Partners Corporate Pty Ltd does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Pitcher Partners Corporate Pty Ltd will receive a professional fee from the TABCORP Group for the preparation of this report.

The directors of TABCORP have agreed to indemnify and hold harmless Pitcher Partners Corporate Pty Ltd and its employees from any claims arising out of misstatement or omission in any material or information supplied by the directors of TABCORP.

Consent for the inclusion of this report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully

PITCHER PARTNERS CORPORATE PTY LTD

M W PRINGLE
Director

Annexure F

Accounting Policies

Outlined in this Annexure F are the significant policies which have been adopted in the preparation of the financial statements of TABCORP and Jupiters from which the Financial Information for the year ended 30 June 2003 has been extracted. The accounting policies used are consistent with those adopted in the year ended 30 June 2002, except where there has been a change in accounting policy as set out in this Annexure F.

Part I - Accounting policies relevant to TABCORP and Jupiters

1. Basis of preparation

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

2. Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the parent entity and its controlled entities, referred to collectively throughout this Annexure F as the 'economic entity' or 'consolidated entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced, subject to the assumptions set out in section 5. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

3. Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Purchased goodwill at TABCORP is amortised on a straight-line basis over 20 years. Purchased goodwill at Jupiters is amortised on a straight line basis for AWA at 20 years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance. In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

4. Asset sales

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

5. Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

6. Taxation

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future

income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

At 30 June 2003, the consolidated entity had not elected to form a consolidated group for taxation purposes.

7. Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

8. Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and general stores and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

9. Employee entitlements

Wages, salaries and annual leave

Liabilities for employee benefits of salaries and wages expected to be settled within twelve months of the reporting date and annual leave represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration rates the consolidated entity expects to pay, including related on-costs when the liability is expected to be settled.

Long service leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

10. Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

11. Changes in accounting policy

In the year ended 30 June 2003, the TABCORP Group and Jupiters Group adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' resulting in a change in the accounting for dividend provisions. Previously, the TABCORP Group recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $119.408 million for TABCORP and by $22.902 million for Jupiters. In accordance with the new standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy had no effect on basic and diluted earnings per share.

In the year ended 30 June 2003, the TABCORP Group and the Jupiters Group adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is calculated using the remuneration rates the TABCORP

Group expects to pay, including related on-costs when the liability is expected to be settled. The effect on the consolidated financial statements of the revised policy at the beginning of the year ended 30 June 2003 has been as follows:

- for TABCORP:
  - increase the provision for employee benefits by $0.436 million;
  - decrease opening retained profits by $0.305 million; and
  - increase future income tax benefits by $0.131 million.
- for Jupiters: the effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

12. Rounding of amounts

TABCORP and Jupiters are companies of a kind referred to in ASIC Class Order 98/100 relating to the 'rounding off' of amounts in financial statements. Amounts in the financial statements from which the Financial Information for the year ended 30 June 2003 is extracted were rounded off in accordance with that class order to the nearest thousand dollars.

Part II - Accounting policies only relevant to TABCORP

1. Revenue recognition

Wagering and gaming revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services. Revenues from ordinary operations includes revenue derived from monitoring operations, which is recognised as it is earned.

- Interest income is recognised as it accrues.
- The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

2. Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

3. Financial instruments

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non-interest bearing. A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non-interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to TABCORP's employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate fair value as the amounts are based on the economic entity's entitlement to all monies outstanding.

Except as set out in section 1.5(d)(ii), TABCORP Shares bear no special terms or conditions affecting income or capital entitlements of shareholders.

4. Property, plant and equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight-line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

Buildings 1.05% to 11.11%

Leasehold improvements 1.05% to 20.00% (in 2002: 1.05% to 25.00%)

Plant and equipment 5.26% to 33.33%

Consumables 20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

5. Licences

The Wagering Licence and the Gaming Licence have not been amortised as the payment to be received by the parent entity under the Gaming and Betting Act at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012, unless the licences are earlier cancelled. The NSW Casino Licence is amortised over the life of the NSW Casino Licence, being 99 years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

6. Rights under the Star City Management Agreement

The rights under the Star City Management Agreement are amortised over the life of the agreement, which coincides with the term of the NSW Casino Licence.

7. Rental expenditure

The payment made for rental in advance for the Star City Casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the NSW Casino Licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

8. Deferred revenue

Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease, which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease; deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts; and third party contributions to a capital project which are being reduced over five years.

Annexure F (cont'd)

9. Employee entitlements

Employee share plan

A TABCORP employee share plan has operated in the past under which TABCORP Shares, and loans to acquire those shares, are made available to eligible employees. As discussed in section 2.7, the TABCORP Board has resolved to discontinue this plan, which has been replaced with the plans described in section 2.7.

Superannuation

TABCORP and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred.

Workers' compensation

Star City Holdings self-insures in relation to workers' compensation, and a provision has been brought to account.

10. Provisions

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

11. Joint venture operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation.

Part III - Accounting policies only relevant to Jupiters

1. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

2. Cost of goods sold

Cost of goods sold relates to the sale of food, beverage and gaming equipment.

3. Gaming taxes and Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

Prima facie gaming taxes are brought to account on a gross basis in the statement of financial performance. Pursuant to agreements between the Federal and State governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal government.

4. Government funded development

Jupiters is currently developing GCCEC on behalf of the State of Queensland (see section 1.6(f)). Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

5. Non-current assets

Land, buildings and casino licences are recorded at cost of acquisition or development. The Queensland Casino Licences for Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino are issued in perpetuity and the Queensland Casino Licence for Conrad Treasury Hotel-Casino expires in April 2070.

Buildings, plant and equipment and, where appropriate, Queensland Casino Licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and Queensland Casino Licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

The acquisition of the management contract in respect of Jupiters Townsville Casino and the associated hotel is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

Deferred borrowing expenses are amortised over the term of the related financial instrument.

6. Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the statement of financial position.

7. Self insurance of Queensland worker's compensation liabilities

From 1 July 2002, the consolidated entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the consolidated entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the consolidated entity's estimated claims liability, residual liability and outstanding liability.

8. Financial instruments

Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the statement of financial position. The corresponding dividends are charged as borrowing costs in the statement of financial performance.

Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

Annexure F (cont'd)

Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

A cross currency interest rate swap agreement hedges the company's interest rate and foreign currency exposure in respect of notes payable. Under the terms of the swap agreement, the company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

Annexure G

Other Aspects of the Loan Facility

As indicated in section 6.5(i), under the Loan Facility TABCORP will give certain financial covenants and a negative pledge in favour of the Banks. The financial covenants and the negative pledge are discussed in this Annexure G.

Part I - Financial covenants

TABCORP covenants with the Banks that:

- the ratio of the adjusted net borrowings of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) as at each reporting date to EBITDA in respect of the 12 month period ending on that reporting date will be not more than:
  - 3.75:1 for the 12 month period ending on the first reporting date; and
  - 3.5:1 thereafter;
- the net worth of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) will at all times be equal to or greater than $1,200 million;
- the ratio of EBIT of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) for the 12 month period ending on each reporting date to net interest expense in respect of that 12 month period will not be less than 2.5:1; and
- the aggregate financial indebtedness of the members of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) which are not parties to the Loan Facility, must not exceed 5% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group). (Certain indebtedness of the TABCORP Group, and, if control of Tab is acquired by Bidder under the Offer, the Merged Group, is excluded from this ratio.)

Part II - Negative pledge

The Loan Facility will include a negative pledge, which will provide that:

- no encumbrance (with certain exceptions) may be created over any of the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) if the encumbrance, together with all other encumbrances then existing over the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group), secures financial indebtedness the principal amount of which exceeds:
  - 10% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); or
  - while the Star City Group's facility remains secured, 5% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); and
- TABCORP will ensure that no member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) sells, assigns, leases, transfers or otherwise disposes of any asset, except in certain prescribed circumstances. The prescribed circumstances relate to any sale, assignment, lease, transfer or other disposal:
  - made in the ordinary course of the casino, gaming or wagering business of the disposing entity;
  - of assets associated with Tab businesses that the New South Wales government requires Bidder to procure to be divested by Tab (see section 4.3(c));
  - of obsolete assets made on normal commercial terms and on an arm's length basis;

Annexure G (cont'd)

- involving the temporary application of funds that are not immediately required in the business of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in the purchase or making of investments or the realisation of such investments;
- involving the application of the proceeds of an issue of securities (whether equity or debt) for the purpose stated in the relevant prospectus or other offering documents relating to that issue;
- of assets by any company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) to any other company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group), if the consideration for the disposal does not exceed a normal commercial consideration, subject to certain exceptions; or
- of an asset where the greater of the market value or consideration receivable (when aggregated with the greater of the market value or consideration receivable for the sale, lease, transfer or disposal of any other asset, to the extent not permitted under the above) does not exceed 10% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in any financial year.

Annexure H

Warranties and Acknowledgements in Relation to the Share Sale Facility

By signing and returning the Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Tab Shareholder has read, and agrees to, the terms and conditions of the Share Sale Facility Documents;

(b) acknowledge that the Participating Tab Shareholder is irrevocably bound to sell **all** of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility in return for the Sale Price, and otherwise in accordance with the Share Sale Facility Documents;

(c) warrant that, at the time of providing the Election to Participate, they are an Eligible Tab Shareholder and, in particular, that:

  (i) if the relevant Sale Shares have not yet been issued to the Participating Tab Shareholder at that time and the Election to Participate is not part of the Acceptance Form, the Participating Tab Shareholder has submitted an Acceptance Form, or otherwise validly accepted the Offer, in relation to the Tab Shares in respect of which it will receive the Sale Shares; or

  (ii) if the relevant Sale Shares have been issued to the Participating Tab Shareholder at that time, the Participating Tab Shareholder is the registered holder of the Sale Shares specified in the Election to Participate;

(d) warrant that they have not previously participated in the Share Sale Facility in respect of any TABCORP Shares, and agree that they will not attempt to participate in the Share Sale Facility in the future other than pursuant to the relevant Election to Participate;

(e) warrant (and authorise UBS Securities Australia to warrant on the Participating Tab Shareholder's behalf) to any buyer of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility that the buyer will acquire good title to those Sale Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(f) warrant that they are not acting on behalf of a person resident or located in the United States of America;

(g) agree not to sell any of the Participating Tab Shareholder's Sale Shares to any person once the Election to Participate has been sent. The Participating Tab Shareholder will also, or will be deemed to, authorise the Registrar to take measures to prevent the transfer of any Sale Shares other than in accordance with the Share Sale Facility. Further, if any Sale Shares are sold in breach of this warranty, the Participating Tab Shareholder will be deemed to have appointed UBS Securities Australia or any officer of UBS Securities Australia as attorney to purchase TABCORP Shares in the Participating Tab Shareholder's name, and at the Participating Tab Shareholder's expense, to satisfy the Participating Tab Shareholder's obligations in relation to the sale of the TABCORP Shares received by the Participating Tab Shareholder under the Offer, and will indemnify UBS Securities Australia for all costs incurred by it in connection with any such purchase;

(h) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has any liability to the Participating Tab Shareholder other than for the payment of any sale proceeds determined and payable in accordance with the terms and conditions of the Share Sale Facility Documents;

(i) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has provided the Participating Tab Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Tab Shareholder's decision to sell their Sale Shares, and that the Participating Tab Shareholder has made its own decision to sell TABCORP Shares under the Share Sale Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of TABCORP and its own analysis of the Share Sale Facility Documents;

Annexure H (cont'd)

(j) acknowledge that UBS Securities Australia is not an Authorised Deposit-Taking Institution under the *Banking Act 1959* (Cth). *The obligations of UBS Securities Australia do not represent deposits or other liabilities of* UBS AG, and UBS AG does not stand behind, support or guarantee UBS Securities Australia in any way;

(k) appoint TABCORP as the Participating Tab Shareholder's agent to receive any notice, including the Financial Services Guide (and any update of that document), UBS Securities Australia is required to provide under the Corporations Act. Any such document will be made available on TABCORP's website (www.tabcorp.com.au); and

(l) acknowledge that the Share Sale Facility Documents are governed by the laws in force in Victoria,

and otherwise agrees to the terms and conditions set out in the Share Sale Facility Documents.

This page has been left blank intentionally.

This page has been left blank intentionally.

Corporate Directory

TABCORP

TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

Bidder

TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

TABCORP Offer information line

If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on the following numbers:

Within Australia: 1800 010 202 (toll-free)
Outside Australia: +61 2 9240 7442

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Registry for the Offer

You can contact TABCORP's share registrar (ASX Perpetual Registrars Limited) at the addresses set out below:

(For Deliveries)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne VIC 3000

(For Post)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
GPO Box 1695
Melbourne VIC 3001

This document is printed on recyclable paper

TABCORP

Australia's premier gambling and entertainment group

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

TABCORP

ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Securityholder Reference Number: I99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time o acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE
SAMPLECOUNTRY

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

________________________________ (_____)________________________________

Contact name — Telephone number - Business hours

TABOOI01 / I99999999999 / 00001

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.
- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:
  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.
  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.
  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

TABCORP

ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Securityholder Reference Number: I99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time o acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE VIC 3333

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________________ (______)______________________________

Contact name — Telephone number - Business hours

TABOAI01 / I99999999999 / 00001

Share Sale Facility

☐ **Mark this box to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP Shares) sold on your behalf.**

By marking this box, you acknowledge that you are an Eligible Tab Shareholder and agree to give the warranties and acknowledgments set out in Annexure H to the Bidder's Statement. Details of the Share Sale Facility (including eligibility criteria) are set out in section

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer C/- ASX Perpetual Registrars Limited GPO Box 1695 MELBOURNE VIC 3001		TABCORP Offer C/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED

TABCORP Investments No.4 Pty Ltd

ABN 74 108 197 084

ACCEPTANCE FORM - CHESS SUBREGISTER

TABCORP

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number: X99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE VIC 3333

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name: SAMPLE BROKER PTY LTD

Broker's Address:

Broker's Telphone:

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

________________________ (______)________________________

Contact name — Telephone number - Business hours

TABOAC01 / X99999999999 / 00001

Share Sale Facility

☐ **If you wish to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP shares) sold on your behalf,** you can either:

- instruct your Controlling Participant, at the time of instructing them to accept the Offer, to elect to participate in the Share Sale Facility on your behalf; **or**
- mark this box and return this completed Acceptance Form to an address shown overleaf so that TABCORP Investments No.4 Pty Ltd can instruct your Controlling Participant for you.

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer or (if relevant) to elect to participate in the Share Sale Facility. You can contact your Controlling Participant and instruct them to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility, on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders:** If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

TABCORP

ACCEPTANCE FORM - CHESS SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number: X99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE
SAMPLECOUNTRY

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form.Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name: SAMPLE BROKER PTY LTD

Broker's Address:

Broker's Telphone:

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

____
Contact name

(______)______________________________
Telephone number - Business hours

TABOOC01 / X99999999999 / 00011

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

TAB TKO003

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer. You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

    - **Joint shareholders:** If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

    - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

    - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

    - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

TABCORP

RECEIVED
2004 MAY -4 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

22 April 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

22 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RECEIVED
2004 MAY -4 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

NOTICE OF DESPATCH

In accordance with item 8 of section 633(1) of the *Corporations Act 2001* (Cth), attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (a wholly owned subsidiary of TABCORP Holdings Limited), is a notice of despatch of takeover offers in relation to TABCORP Investments No.4 Pty Ltd's off-market bid for all of the ordinary shares in Tab Limited.

The attached has also been sent to Tab Limited today.

Peter Caillard
Company Secretary

***Corporations Act 2001* (Cth)**

Items 7 - 9 of Section 633(1)

Notice of Despatch

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) gives notice in accordance with items 7 - 9 of section 633(1) of the *Corporations Act 2001* (Cth) (the *Act*) that the bidder's statement dated 2 April 2004, which includes an offer dated 21 April 2004, in relation to its off-market bid for ordinary shares in Tab Limited (ABN 17 081 765 308) has been sent to each person who held securities in the bid class, and to each person who held securities convertible into securities in the bid class, as at the date set by TABCORP Investments No.4 Pty Ltd pursuant to section 633(2) of the Act, as required by item 6 of section 633(1) of the Act. The offers have been made on the terms set out in the bidder's statement dated 2 April 2004.

Dated 22 April 2004

Signed by Peter Caillard (a director of TABCORP Investments No.4 Pty Ltd)

TABCORP

RECEIVED
2004 MAY -4 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 April 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RECEIVED
2004 MAY -4 P 12: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TAB LIMITED TAKE OVER OFFER UPDATE

Attached are announcements for release to the market regarding TABCORP's offer for Tab Limited.

Peter Caillard
Company Secretary

TABCORP

23 April 2004

TABCORP and NSW Racing enter into a revised Heads of Agreement

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announce that they have amended the Heads of Agreement between TABCORP and NSW Racing entered into by both parties on 23 February 2004. The amended Heads of Agreement is similar in most respects to the original, except for the following key principles:

- The additional product fees payable to NSW Racing will be reduced from $12 million per annum (indexed by CPI from 30 June 2008) to $9 million per annum (indexed by CPI from 30 June 2008). The details of the revised product fees (which are in addition to those currently received by NSW Racing) are summarised below.

Financial year	Net increase in fees to NSW Racing
2004/05	$2.25 million
2005/06	$4.50 million
2006/07	$6.75 million
2007/08	$9.00 million
Subsequent financial years	$9.00 million, indexed by CPI from 30 June 2008

- The approval granted by NSW Racing for the sale of Tab's gaming machine monitoring and jackpots businesses (the "Tab Gaming Businesses"), free of any ongoing interest on the part of NSW Racing, will survive any termination of other elements of the Heads of Agreement or the more detailed agreement that will subsequently follow from it;
- Entry into any such more detailed agreement, while still a pre-condition for NSW Racing to notify the NSW Government that its arrangements with TABCORP are reasonably satisfactory to it, is not a precondition to the sale of the Tab Gaming Businesses; and
- The termination provisions which apply if the NSW Government has announced its preparedness to nominate a person other than TABCORP under section 37A of the Totalizator Agency Board Privatisation Act (1997) ("the Act") without that person having arrangements with NSW Racing will cease to apply, unless a person other than TABCORP makes a higher bid for Tab in which case such termination provisions under the original Heads of Agreement will continue to apply.

The amended Heads of Agreement has been entered into having regard to:

- The NSW Government's announcement of 7 April 2004;
- UNiTAB's decision, announced today, to allow its takeover offer for Tab to close at 7 pm today; and

TABCORP

- An agreement between TABCORP and UNiTAB, also announced today, whereby TABCORP will procure the sale of the Tab Gaming Businesses to UNiTAB if TABCORP's takeover offer for Tab is successful.

Mr Hartnell said, "the amended Heads of Agreement provides an acceptable and more certain outcome for NSW Racing taking into account these developments".

"We are pleased to have reached a new agreement with NSW Racing that will form the basis of a successful and cohesive relationship between TABCORP and NSW Racing going forward," Mr Slatter said.

For further information please contact

At NSW Racing

Greg Purcell
Tel 0407 102 906

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

TABCORP

23 April 2004

TABCORP agrees to sell Tab's gaming business and its Queensland gaming business to UNiTAB and to extend Sky Channel arrangements

Introduction

TABCORP Holdings Limited (**TABCORP**) today announced that it had entered into an agreement with UNiTAB Limited (**UNiTAB**) to sell the gaming machine monitoring business and the gaming machine jackpots business owned by Tab Limited (**Tab**) as well as its Queensland gaming machine monitoring business in the event that TABCORP acquires more than 50% of the shares in Tab.

TABCORP and UNiTAB have also agreed to extend the term of the current agreements between Sky Channel and UNiTAB under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies if TABCORP acquires more than 50% of the shares in Tab. These arrangements will now expire no earlier than 2013.

TABCORP has also agreed to extend the term of the current arrangements with UNiTAB in respect of the provision of fixed odds book management services which TABCORP currently provides to UNiTAB.

UNiTAB has also announced today that it intends to allow its current takeover offer for Tab to close at 7pm today.

TABCORP has also today amended the arrangements with NSW Racing, as separately announced.

Details of the sale of the gaming businesses

TABCORP has agreed to sell Tab's gaming businesses to UNiTAB for $175 million and has agreed to sell TABCORP's Queensland gaming machine monitoring business to UNiTAB for $40 million, subject to TABCORP acquiring at least 50% of Tab's shares and subject to the parties receiving any necessary regulatory and shareholder approvals. Proceeds from the sale will be used to reduce debt.

Under the Heads of Agreement entered into between TABCORP and NSW Racing on 23 February 2004, and an amended Heads of Agreement entered into today, NSW Racing has approved the sale and agreed to forego its existing interest in the future earnings of Tab's gaming business in this context.

The NSW government had previously announced that TABCORP would be required to divest Tab's gaming business in the event that TABCORP acquired Tab.

TABCORP

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said

"I am delighted that we have reached an agreement with UNiTAB in relation to the sale of the gaming machine monitoring and jackpots businesses. The sale will satisfy a requirement of the NSW government and provides certainty of value in relation to the sale of these assets. The sale allows us to focus on completing the acquisition of Tab and commencing the integration of Tab and TABCORP."

Details of the Sky agreements

TABCORP has agreed to extend the term of the current arrangements between Sky Channel and UNiTAB under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies if TABCORP acquires more than 50% of Tab.

Mr Slatter said, "These new arrangements with UNiTAB will reinforce the value of Sky Channel in the event that TABCORP acquires Tab. Our agreement with UNiTAB will secure UNiTAB's TAB agencies as a long term customer of Sky Channel. These arrangements are consistent with TABCORP's strategy of working cooperatively with its key stakeholders (including Sky Channel's customers and the racing industries) to maximise the value of Sky Channel."

Mr Slatter continued, "TABCORP will retain the current level of Sky Channel coverage of races from Queensland, South Australia and the Northern Territory. This is great news for those racing industries and reflects TABCORP's commitment to maintaining and further developing a vibrant Australian racing industry."

Further details will be provided in a supplementary bidder's statement which will be prepared by TABCORP and sent to Tab shareholders.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED
2004 MAY -4 P 12: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

27 April 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited – Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CHANGE IN SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Maple-Brown Abbott Limited changed its relevant interest in TABCORP Holdings Limited on 21 April 2004 to 30,827,907 ordinary shares representing 7.28% of the issued fully paid ordinary capital.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.